SUZANO
**Departamento de Acionistas**
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

02069052

November 19, 2002.
Our ref.: 285/2002

**Securities and Exchange Commission**
**Division of Corporate Finance**
**450 Fifth Street**
**Washington, D.C. 20549**
**United States of America**
**Attention: International Corporate Finance**

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 09 2002
WASH. D.C. 161

SUPPL

**Re: Companhia Suzano de Papel e Celulose**
**File n°. 82-3550**
**Rule 12g3-2(b) Exemption**

Ladies and Gentlemen

We are sending you two copies of the undermentioned documents pertaining to this company:

- Summary of the Minutes of the Board of Directors Meeting held on April 11, 2002, at 11:00 a.m.;
- Summary of the Minutes of the Board of Officers Meeting held on April 11, 2002 at 9:30 a.m.;
- Summary of the Minutes of the Audit Committee Meeting held on April 11, 2002 at 2:00 p.m.;
- Call Notice of the Ordinary and Extraordinary General Meetings of April 30, 2002;
- Minutes of the Ordinary and Extraordinary General Meetings held on April 30, 2002 at 2:30 p.m.;
- Minutes of the Board of Directors Meeting held on April 30, 2002 at 4:00 p.m.;
- Notice to Stockholders relative to payment of dividends approved by Ordinary and Extraordinary General Meetings held on April 30, 2002, referring to 2001;
- Disclosure Policy of Relevant Act or Fact;
- Summary of the Minutes of the Board of Directors Meeting held on July 25, 2002 at 1:00 p.m.;
- Call Notice referring to the Extraordinary General Meeting of September 03, 2002;
- Minutes of the Extraordinary General Meeting held on September 03, 2002 and the Consolidated Bylaws;
- Summary of the Minutes of the Board of Directors Meeting held on September 03 at 4:00 p.m.;

dlw 1/13

SUZANO
**Departamento de Acionistas**
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

- Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. for Preferred Shares issued by Cia. Suzano and complement that updated the items 3.2 and 3.3 of the mentioned Offering;
- Relevant Fact of September 10, 2002 – Communication to the preferred shareholders of Bahia Sul Celulose S.A.;
- Minutes of the Board of Directors Meeting held on September 20, 2002 at 5:00 p.m.;
- Notice to Stockholders of September 23, 2002;
- Relevant Fact of September 24, 2002;
- Interim Financial Information referring to September 30, 2002.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Ivete Nobuko Mizukawa
Manager

**SUZANO**
**Departamento de Acionistas**
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

File n°. 82-3550

Annex A to Letter to the SEC
Dated October 15, 2002, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Summary of the Minutes of the Board of Directors Meeting
Date : April 11, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Summary of the Minutes of the Board of Officers Meeting
Date : April 11, 2002
Entity requiring item: The Corporations Law.

Title: Summary of the Minutes of the Audit Committee Meeting
Date : April 11, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Call Notice of the Ordinary and Extraordinary General Meetings
Date : April 11, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Minutes of the Ordinary and Extraordinary General Meetings
Date : April 30, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Minutes of the Board of Directors Meeting
Date : April 30, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

**SUZANO**
**Departamento de Acionistas**
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

Title: Notice to Stockholders referring to payment of dividends
Date : Published on May 09, 2002 in "Gazeta Mercantil" newspaper
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Disclosure Policy of Relevant Act or Fact
Date : July 25, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Summary of the Minutes of the Board of Directors Meeting
Date : July 25, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Call Notice of the Extraordinary General Meeting of September 03, 2002
Date : August 15, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Minutes of the Extraordinary General Meeting and the Consolidated Bylaws
Date : September 03, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Summary of the Minutes of the Board of Directors Meeting
Date : September 03, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. for Preferred Shares issued by Cia. Suzano and complement that updated the items 3.2 and 3.3 of the mentioned Offering
Date : Published on August 16 and 20, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Relevant Fact - Communication to the preferred shareholders of Bahia Sul Celulose S.A.
Date : September 10, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

**SUZANO**
**Departamento de Acionistas**
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

Title: Minutes of the Board of Directors Meeting
Date : September 20, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Notice to Stockholders referring to the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celusose S.A. for Preferred Shares issued by Cia. Suzano
Date :September 23, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Relevant Fact
Date : September 24, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Interim Financial Information
Date :as of September 30, 2002
Entity requiring item: The C.V.M. pursuant to the Capital Markets Law and the internal regulations of the Stock Exchanges..

FILE Nº 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ N°.60.651.726/0001-16

SEC MAIL PROCESSING
RECEIVED
DEC 09 2002
WASH, D.C. 161 SECTION

BOARD OF DIRECTORS OPINION

Mrs. Shareholders,

The members of the Board of Directors of Companhia Suzano de Papel e Celulose approved, by unanimously, the following Managing Board Propose:

1. To cancel 3,969,000 preferred shares issued by the company, which was in treasury;
2. To increase the company's capital stock from R$ 53,944,844.40 to R$ 654,000,00.00, with the incorporation of Special Statutory Reserve, if the Ordinary General Meeting which will made before the Extraordinary General Meeting which will deliberate about this increase, to approve the amount of the Special Statutory Reserve, relating to the fiscal year of 2001, of R$ 600,055,155.60, composed in the following fiscal years: R$ 150,024,680.09 – in the fiscal year from 1989 to 1993; R$ 65,390,005.06 – in 1994; R$ 28,063,426.53 – in 1997; R$ 160,322,121.50 – in 2000 and R$ 196,254,922.42, part of the Special Statutory Reserve of 2001, without issue of new shares; and
3. Alterations of articles of the bylaws.

São Paulo, April 11, 2002

Board of Directors

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ N°·60.651.726/0001-16

BOARD OF DIRECTORS OPINION

Mrs. Shareholders,

The members of the Board of Directors of Companhia Suzano de Papel e Celulose approved, by unanimously, the following Managing Board Propose:

1. To cancel 3,969,000 preferred shares issued by the company, which was in treasury;
2. To increase the company's capital stock from R$ 53,944,844.40 to R$ 654,000,00.00, with the incorporation of Special Statutory Reserve, if the Ordinary General Meeting which will made before the Extraordinary General Meeting which will deliberate about this increase, to approve the amount of the Special Statutory Reserve, relating to the fiscal year of 2001, of R$ 600,055,155.60, composed in the following fiscal years: R$ 150,024,680.09 – in the fiscal year from 1989 to 1993; R$ 65,390,005.06 – in 1994; R$ 28,063,426.53 – in 1997; R$ 160,322,121.50 – in 2000 and R$ 196,254,922.42, part of the Special Statutory Reserve of 2001, without issue of new shares; and
3. Alterations of articles of the bylaws.

São Paulo, April 11, 2002

Board of Directors

FILE Nº 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ Nº 60.651.726/0001-16

RECEIVED
DEC 09 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 161

SUMMARY OF THE MINUTES OF THE MANAGING BOARD MEETING

Held on April 11, 2002, at 9:30 a.m.

Decisions made in the Managing Board Meeting:

Approved, by unanimously, the following Managing Board Propose:

1. To cancel 3,969,000 preferred shares issued by the company, which was in treasury;
2. To increase the company's capital stock from R$ 53,944,844.40 to R$ 654,000,00.00, with the incorporation of Special Statutory Reserve, if the Ordinary General Meeting which will made before the Extraordinary General Meeting which will deliberate about this increase, to approve the amount of the Special Statutory Reserve, relating to the fiscal year of 2001, of R$ 600,055,155.60, composed in the following fiscal years: R$ 150,024,680.09 – in the fiscal year from 1989 to 1993; R$ 65,390,005.06 – in 1994; R$ 28,063,426.53 – in 1997; R$ 160,322,121.50 – in 2000 and R$ 196,254,922.42, part of the Special Statutory Reserve of 2001, without issue of new shares; and
3. Alterations of articles of the bylaws.

FILE Nº 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ Nº 60.651.726/0001-16

SUMMARY OF THE MINUTES OF THE MANAGING BOARD MEETING

Held on April 11, 2002, at 9:30 a.m.

Decisions made in the Managing Board Meeting:

Approved, by unanimously, the following Managing Board Propose:

1. To cancel 3,969,000 preferred shares issued by the company, which was in treasury;
2. To increase the company's capital stock from R$ 53,944,844.40 to R$ 654,000,00.00, with the incorporation of Special Statutory Reserve, if the Ordinary General Meeting which will made before the Extraordinary General Meeting which will deliberate about this increase, to approve the amount of the Special Statutory Reserve, relating to the fiscal year of 2001, of R$ 600,055,155.60, composed in the following fiscal years: R$ 150,024,680.09 – in the fiscal year from 1989 to 1993; R$ 65,390,005.06 – in 1994; R$ 28,063,426.53 – in 1997; R$ 160,322,121.50 – in 2000 and R$ 196,254,922.42, part of the Special Statutory Reserve of 2001, without issue of new shares; and
3. Alterations of articles of the bylaws.

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ N°60.651.726/0001-16

SUMMARY OF THE MINUTES OF THE AUDIT COMMITTEE BOARD MEETING

Held on April 11, 2002, at 2:00 p.m.

Decisions made in the Audit Committee Board Meeting:

Approved, by unanimously, the following Managing Board Propose of this date, relating to:

1. To cancel 3,969,000 preferred shares issued by the company, which was in treasury;
2. To increase the company's capital stock from R$ 53,944,844.40 to R$ 654,000,00.00, with the incorporation of Special Statutory Reserve, if the Ordinary General Meeting which will made before the Extraordinary General Meeting which will deliberate about this increase, to approve the amount of the Special Statutory Reserve, relating to the fiscal year of 2001, of R$ 600,055,155.60, composed in the following fiscal years: R$ 150,024,680.09 – in the fiscal year from 1989 to 1993; R$ 65,390,005.06 – in 1994; R$ 28,063,426.53 – in 1997; R$ 160,322,121.50 – in 2000 and R$ 196,254,922.42, part of the Special Statutory Reserve of 2001, without issue of new shares; and
3. Alterations of articles of the bylaws.

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ N°60.651.726/0001-16

SUMMARY OF THE MINUTES OF THE AUDIT COMMITTEE BOARD MEETING

Held on April 11, 2002, at 2:00 p.m.

Decisions made in the Audit Committee Board Meeting:

Approved, by unanimously, the following Managing Board Propose of this date, relating to:

1. To cancel 3,969,000 preferred shares issued by the company, which was in treasury;
2. To increase the company's capital stock from R$ 53,944,844.40 to R$ 654,000,00.00, with the incorporation of Special Statutory Reserve, if the Ordinary General Meeting which will made before the Extraordinary General Meeting which will deliberate about this increase, to approve the amount of the Special Statutory Reserve, relating to the fiscal year of 2001, of R$ 600,055,155.60, composed in the following fiscal years: R$ 150,024,680.09 – in the fiscal year from 1989 to 1993; R$ 65,390,005.06 – in 1994; R$ 28,063,426.53 – in 1997; R$ 160,322,121.50 – in 2000 and R$ 196,254,922.42, part of the Special Statutory Reserve of 2001, without issue of new shares; and
3. Alterations of articles of the bylaws.

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**CNPJ Nº 60.651.726/0001-16**
**Publicly Held Company**
**CALL NOTICE**
**ORDINARY AND EXTRAORDINARY GENERAL MEETINGS**

The shareholders are hereby invited to attend the Ordinary and Extraordinary General Meetings to be held on April 30, 2002, at 2:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 9º andar, in São Paulo, to discuss and resolve upon the following agenda:

**Ordinary General Meeting:**

1. Management report, financial statements and consolidated financial statements for fiscal year 2001, together with the opinions of the independent auditors and of the Fiscal Committee;

2. Ratification of the payment of interest on shareholders' equity, in the amount of R$ 23,357,637.22, corresponding to gross interest of R$ 0.10 per common share, and R$ 0.11 per preferred share, as resolved in the Management Board held on August 10, 2001, such amount to be assigned to the dividend value for fiscal year 2001; and distribution of dividends of R$ 0.215 per common share and R$ 0.2365 per preferred share;

3. Election of the Board of Directors;

4. Compensation of the Management and Board of Directors.

   According to CVM Instruction nº 282 of the Securities Exchange Commission dated June 26, 1998, the minimum percentage required for the adoption of multiple vote for the election of the Board of Directors is 7% of the voting capital.

**Extraordinary General Meeting:**

1. Proposal of the Management, with favorable opinion of the Board of Directors and of the Fiscal Committee, to:
   - **1.1.** cancellation of 3,969,000 preferred shares in treasury;
   - **1.2.** increase the capital stock from R$ 53,944,844.40 to R$ 654,000,000.00, through the incorporation of the Special Statutory Reserve, without the issue of new shares; and amendment of the Bylaws, accordingly.

São Paulo, April 11, 2002

Boris Tabacof
Chairman of the Board of Directors

FILE Nº 82-3550

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**CNPJ Nº 60.651.726/0001-16**
**Publicly Held Company**
**CALL NOTICE**
**ORDINARY AND EXTRAORDINARY GENERAL MEETINGS**

SEC MAIL PROCESSING RECEIVED DEC 0 9 2002 WASH. D.C. 161 SECTION

The shareholders are hereby invited to attend the Ordinary and Extraordinary General Meetings to be held on April 30, 2002, at 2:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 9º andar, in São Paulo, to discuss and resolve upon the following agenda:

**Ordinary General Meeting:**

1. Management report, financial statements and consolidated financial statements for fiscal year 2001, together with the opinions of the independent auditors and of the Fiscal Committee;

2. Ratification of the payment of interest on shareholders' equity, in the amount of R$ 23,357,637.22, corresponding to gross interest of R$ 0.10 per common share, and R$ 0.11 per preferred share, as resolved in the Management Board held on August 10, 2001, such amount to be assigned to the dividend value for fiscal year 2001; and distribution of dividends of R$ 0.215 per common share and R$ 0.2365 per preferred share;

3. Election of the Board of Directors;

4. Compensation of the Management and Board of Directors.

According to CVM Instruction nº 282 of the Securities Exchange Commission dated June 26, 1998, the minimum percentage required for the adoption of multiple vote for the election of the Board of Directors is 7% of the voting capital.

**Extraordinary General Meeting:**

1. Proposal of the Management, with favorable opinion of the Board of Directors and of the Fiscal Committee, to:
   - **1.1.** cancellation of 3,969,000 preferred shares in treasury;
   - **1.2.** increase the capital stock from R$ 53,944,844.40 to R$ 654,000,000.00, through the incorporation of the Special Statutory Reserve, without the issue of new shares; and amendment of the Bylaws, accordingly.

São Paulo, April 11, 2002

Boris Tabacof
Chairman of the Board of Directors

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

**Minutes of the Ordinary and Extraordinary General Meetings**

**DATE, TIME** and **VENUE:** April 30, 2002 at 2:30 p.m., in the Company's headquarters, in São Paulo, State of São Paulo at Av. Brigadeiro Faria Lima, 1355, 12°andar - SP. **ATTENDANCE:** Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights; independent auditors, KPMG Auditores Independentes (CRC 2SP014428/O-6), represented by José Luiz Ribeiro de Carvalho (CRC 1SP1441128/O-2).

**PRESIDING BOARD:** Augusto Esteves de Lima Junior - Chairman. Ivete Nobuko Mizukawa - Secretary.

**DOCUMENTS READ AND PUBLICATIONS:**

1. Call Notices: Official Gazette of the State of São Paulo dated 12, 13 and 16 and Gazeta Mercantil dated 12, 15 and 16 of April 2002;
2. Annual management report, financial statements and consolidated financial statements for fiscal year ended on December 31 2001 and Opinion of the Independent Auditors and Audit Committee: Official Gazette of the State of São Paulo dated the 28 and Gazeta Mercantil dated the 27of March last;
3. Management proposal with favorable opinions of the Board of Directors and Audit Committee of April 11, 2002.

**UNANIMOUS RESOLUTIONS:**

**I – By the Ordinary General Meeting:**

1. Approved with abstention of those legally impeded from voting the annual management report, the financial statements and consolidated financial statements for fiscal year ended on December 31 2001 and the Opinion of the independent auditors and Audit Committee, with the following directions: **a)** ratified the payment of interest on shareholders' equity, in the amount of R$ 23.357.637,22, approved in the Meeting of the

Board held on August, 2001, such amount to be assigned to the dividend value for fiscal year 2001; **b)** approved the distribution of dividends of R$ 50.218.920,02, of which R$ 9.169.537,65 from part of the net profit for year 2001 and R$ 41.049.382,37, from part of the Reserve for Realizable Profits, corresponding to a dividend of R$ 0,215 per common share and R$ 0,2365 per preferred share, without adjustment for inflation; payment and/or credit will be made on May 21, 2002; **c)** approved the transfer of R$ 265.932.500,00 to the Reserve for Realizable Profits; and **d)** approved the transfer of the remaining balance of the net profits accrued in the fiscal year in the amount of R$ 27.510.198,84 and of the accumulated profits in the amount of R$ 187.302.293,07 to the Statutory Special Reserve;

2. Reelected the Board of Directors, for a term lasting until the Ordinary General Meeting of 2003 as follows: **Chairman – BORIS TABACOF** (CPF/MF No. 000.616.035-20 - RG/SP No. 6.167.083), Brazilian, married, engineer, with business address at Av. Brigadeiro Faria Lima, No. 1355 - 5° andar, in this Capital; **Deputy Chairman – AUGUSTO ESTEVES DE LIMA JUNIOR** (CPF/MF No. 002.295.478-34 - RG No. 459.607-9), Brazilian, divorced, lawyer, OAB –SP No. 4.909 - SP, resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15°. andar; **other members**: **ANTONIO DE SOUZA CORRÊA MEYER** (CPF/MF No. 215.425.978-20 - RG No. 3.334.695) Brazilian, married, Lawyer, resident and domiciled at Av. George Saville Dodd, 447 - Jardim Guedala – SP; **CLÁUDIO THOMAZ LOBO SONDER** (CPF/MF No. 066.934.078-20 - RG No. 2.173.952) Brazilian, married, engineer, resident and domiciled in this Capital at Rua Elias Cutait, 325 CEP: 05672-020; **DAVID FEFFER** (CPF/MF No. 882.739.628-49 - RG/SP No. 4.617.720-6), Brazilian, married, business executive, with business address at Av. Brigadeiro Faria Lima, No. 1355 - 9°. andar, in this Capital; **DANIEL FEFFER** (CPF/MF No. 011.769.138-08 - RG/SP No. 4.617.718), Brazilian, married, lawyer, with business address at Av. Brigadeiro Faria Lima, 1355 - 9°. andar, in this Capital; and **JORGE FEFFER** (CPF/MF No. 013.965.718-50 - RG/SP No. 4.617.719-X), Brazilian, married, business administrator, with business address at Av. Brigadeiro Faria Lima, 1355 - 9°. andar, CEP: 01452-919, in this Capital;
3. Fixed at three million reais (R$ 3.000.000,00), the global annual remuneration of the Board of Directors and at up to eighteen million reais (R$ 18.000.000,00), the global annual remuneration of the Management Board; according to the Bylaws, it shall be incumbent upon each of these organs to decide upon the distribution of these amounts among their

members and upon the Board of Directors to resolve upon any adjustment to be made to the remuneration mentioned above;

4. As requested by shareholder "Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI", holder of preferred shares approved the election as members of the Fiscal Committee for the current fiscal year the following: Adalberto Thomaz Gangoni and Luiz Roberto Parente Lins, identified below, the first as full member and the second as deputy member; the majority of holders of common shares also reelected the following for the same Committee: Luiz Augusto Marques Paes and Rubens Barletta as full members and Roberto Figueiredo Mello and Luiz Gonzaga Ramos Schubert as deputy members. The Fiscal Committee with a term lasting until the Ordinary General Meeting of 2003 is composed as follows: **Full members: Luiz Augusto Marques Paes** (CPF/MF No. 045.320.388-47 and RG SSP/SP No. 12.605.359-5), Brazilian, married, lawyer, resident and domiciled in this Capital at Rua Pedroso Alvarenga, 345 apt. 101, CEP: 04531-010; **Rubens Barletta** (CPF/MF No. 397.909.328-04 - OAB/SP No. 33.400), Brazilian, legally separated, lawyer, resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15°. andar CEP: 01006-010; and **Adalberto Thomaz Gangoni** (CPF/MF No.344.880.307-34 - RG IFP/RJ No.3.123.364), Brazilian, married, Statistician, resident and domiciled in Brasília/DF, at SHIN QI 13 – conjunto 01, casa 04, Setor de Habitações Industriais, CEP: 71530-010; and as respective **Deputy Members: Roberto Figueiredo Mello** (CPF/MF No.532.755.358-20 - OAB/SP No. 30.687), Brazilian, married, lawyer, resident and domiciled in this Capital, at Rua São Bento do Sul, 29 – CEP 05466-060; **Luiz Gonzaga Ramos Schubert** (CPF/MF No. 080.501.128-53 - OAB/SP No. 30.567), Brazilian, married, lawyer, resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15°. andar, CEP: 01006-010; and **Luiz Roberto Parente Lins** (CPF/MF No. 000.836.072-34 – CRE/DF No. 2.999), Brazilian, married, economist, resident and domiciled in Brasília/DF, at SQN 315 – Bloco F, apt. 407, Asa Norte – CEP 70.774-060;
5. Approved by unanimous vote, the minimum remuneration provided for in law, for each full member of the Fiscal Committee;

**II – By the Extraordinary General Meeting:**

1. Approved the Management proposal with favorable opinions of the Board of Directors and Audit Committee of April 11, 2002;

2. Approved the cancelation of 3,969.000 preferred shares issued by the Company and held as treasury shares, without change of the capital stock;
3. Approved the increase of the subscribed and paid up capital stock from R$ 53.944.844,40 to R$ 654.000.000,00, through the incorporation of the Special Statutory Reserve, in the amount of R$ 600.055.155,60, referring to the reserve established in the following fiscal years: R$ 150.024.680,09 - from 1989 to 1993; R$ 65.390.005,06 - in 1994; R$ 28.063.426,53 in 1997; R$ 160.322.121,50 in 2000 and R$ 196.254.922,42 from part of the Special Statutory Reserve for 2001, without issuance of new shares;
4. As a consequence of items 2 and 3 above, the "*caput*" of Article 5 of the Corporate Bylaws was amended to read as follows: "**Art. 5** – The total capital stock is six hundred and fifty-four million Reais (R$ 654.000.000,00), fully paid and divided in 221,194,380 no-par value registered shares, of which 97,374,458 are common shares and 123,819,922 are preferred shares";
5. Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, the 30th of April, 2002. Augusto Esteves de Lima Junior – Chairman. Ivete Nobuko Mizukawa - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. - Augusto Esteves de Lima Junior - Lawyer. By proxy Estate of MAX FEFFER - Augusto Esteves de Lima Junior - Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. ADHEMAR MAGON. By proxy CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI - Martha Magna Cardoso. By proxy FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES - Flávio Fukumoto. By proxy PLURAL FUNDO DE INVESTIMENTO EM AÇÕES LIVRE - Flávio Fukumoto. RUBENS BARLETTA. IVETE NOBUKO MIZUKAWA.

---

This is a true copy of the original document drawn in the Book of Meetings.

Augusto Esteves de Lima Junior
Chairman

AGOESUZ 300402

FILE № 82-3550

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

SEC MAIL PROCESSING RECEIVED DEC 09 2002 WASH. DC 161 SECTION

**Minutes of the Ordinary and Extraordinary General Meetings**

**DATE, TIME and VENUE:** April 30, 2002 at 2:30 p.m., in the Company's headquarters, in São Paulo, State of São Paulo at Av. Brigadeiro Faria Lima, 1355, 12°.andar - SP. **ATTENDANCE:** Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights; independent auditors, KPMG Auditores Independentes (CRC 2SP014428/O-6), represented by José Luiz Ribeiro de Carvalho (CRC 1SP1441128/O-2).

**PRESIDING BOARD:** Augusto Esteves de Lima Junior - Chairman. Ivete Nobuko Mizukawa - Secretary.

**DOCUMENTS READ AND PUBLICATIONS:**

1. Call Notices: Official Gazette of the State of São Paulo dated 12, 13 and 16 and Gazeta Mercantil dated 12, 15 and 16 of April 2002;
2. Annual management report, financial statements and consolidated financial statements for fiscal year ended on December 31 2001 and Opinion of the Independent Auditors and Audit Committee: Official Gazette of the State of São Paulo dated the 28 and Gazeta Mercantil dated the 27of March last;
3. Management proposal with favorable opinions of the Board of Directors and Audit Committee of April 11, 2002.

**UNANIMOUS RESOLUTIONS:**

**I – By the Ordinary General Meeting:**

1. Approved with abstention of those legally impeded from voting the annual management report, the financial statements and consolidated financial statements for fiscal year ended on December 31 2001 and the Opinion of the independent auditors and Audit Committee, with the following directions: **a)** ratified the payment of interest on shareholders' equity, in the amount of R$ 23.357.637,22, approved in the Meeting of the

Board held on August, 2001, such amount to be assigned to the dividend value for fiscal year 2001; **b)** approved the distribution of dividends of R$ 50.218.920,02, of which R$ 9.169.537,65 from part of the net profit for year 2001 and R$ 41.049.382,37, from part of the Reserve for Realizable Profits, corresponding to a dividend of R$ 0,215 per common share and R$ 0,2365 per preferred share, without adjustment for inflation; payment and/or credit will be made on May 21, 2002; **c)** approved the transfer of R$ 265.932.500,00 to the Reserve for Realizable Profits; and **d)** approved the transfer of the remaining balance of the net profits accrued in the fiscal year in the amount of R$ 27.510.198,84 and of the accumulated profits in the amount of R$ 187.302.293,07 to the Statutory Special Reserve;

2. Reelected the Board of Directors, for a term lasting until the Ordinary General Meeting of 2003 as follows: **Chairman – BORIS TABACOF** (CPF/MF No. 000.616.035-20 - RG/SP No. 6.167.083), Brazilian, married, engineer, with business address at Av. Brigadeiro Faria Lima, No. 1355 - 5° andar, in this Capital; **Deputy Chairman – AUGUSTO ESTEVES DE LIMA JUNIOR** (CPF/MF No. 002.295.478-34 - RG No. 459.607-9), Brazilian, divorced, lawyer, OAB –SP No. 4.909 - SP, resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15°. andar; **other members**: **ANTONIO DE SOUZA CORRÊA MEYER** (CPF/MF No. 215.425.978-20 - RG No. 3.334.695) Brazilian, married, Lawyer, resident and domiciled at Av. George Saville Dodd, 447 - Jardim Guedala – SP; **CLÁUDIO THOMAZ LOBO SONDER** (CPF/MF No. 066.934.078-20 - RG No. 2.173.952) Brazilian, married, engineer, resident and domiciled in this Capital at Rua Elias Cutait, 325 CEP: 05672-020; **DAVID FEFFER** (CPF/MF No. 882.739.628-49 - RG/SP No. 4.617.720-6), Brazilian, married, business executive, with business address at Av. Brigadeiro Faria Lima, No. 1355 - 9°. andar, in this Capital; **DANIEL FEFFER** (CPF/MF No. 011.769.138-08 - RG/SP No. 4.617.718), Brazilian, married, lawyer, with business address at Av. Brigadeiro Faria Lima, 1355 - 9°. andar, in this Capital; and **JORGE FEFFER** (CPF/MF No. 013.965.718-50 - RG/SP No. 4.617.719-X), Brazilian, married, business administrator, with business address at Av. Brigadeiro Faria Lima, 1355 - 9°. andar, CEP: 01452-919, in this Capital;
3. Fixed at three million reais (R$ 3.000.000,00), the global annual remuneration of the Board of Directors and at up to eighteen million reais (R$ 18.000.000,00), the global annual remuneration of the Management Board; according to the Bylaws, it shall be incumbent upon each of these organs to decide upon the distribution of these amounts among their

members and upon the Board of Directors to resolve upon any adjustment to be made to the remuneration mentioned above;

4. As requested by shareholder "Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI", holder of preferred shares approved the election as members of the Fiscal Committee for the current fiscal year the following: Adalberto Thomaz Gangoni and Luiz Roberto Parente Lins, identified below, the first as full member and the second as deputy member; the majority of holders of common shares also reelected the following for the same Committee: Luiz Augusto Marques Paes and Rubens Barletta as full members and Roberto Figueiredo Mello and Luiz Gonzaga Ramos Schubert as deputy members. The Fiscal Committee with a term lasting until the Ordinary General Meeting of 2003 is composed as follows: **Full members: Luiz Augusto Marques Paes** (CPF/MF No. 045.320.388-47 and RG SSP/SP No. 12.605.359-5), Brazilian, married, lawyer, resident and domiciled in this Capital at Rua Pedroso Alvarenga, 345 apt. 101, CEP: 04531-010; **Rubens Barletta** (CPF/MF No. 397.909.328-04 - OAB/SP No. 33.400), Brazilian, legally separated, lawyer, resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15°. andar CEP: 01006-010; and **Adalberto Thomaz Gangoni** (CPF/MF No.344.880.307-34 - RG IFP/RJ No.3.123.364), Brazilian, married, Statistician, resident and domiciled in Brasília/DF, at SHIN QI 13 – conjunto 01, casa 04, Setor de Habitações Industriais, CEP: 71530-010; and as respective **Deputy Members**: **Roberto Figueiredo Mello** (CPF/MF No.532.755.358-20 - OAB/SP No. 30.687), Brazilian, married, lawyer, resident and domiciled in this Capital, at Rua São Bento do Sul, 29 – CEP 05466-060; **Luiz Gonzaga Ramos Schubert** (CPF/MF No. 080.501.128-53 - OAB/SP No. 30.567), Brazilian, married, lawyer, resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15°. andar, CEP: 01006-010; and **Luiz Roberto Parente Lins** (CPF/MF No. 000.836.072-34 – CRE/DF No. 2.999), Brazilian, married, economist, resident and domiciled in Brasília/DF, at SQN 315 – Bloco F, apt. 407, Asa Norte – CEP 70.774-060;
5. Approved by unanimous vote, the minimum remuneration provided for in law, for each full member of the Fiscal Committee;

**II – By the Extraordinary General Meeting:**

1. Approved the Management proposal with favorable opinions of the Board of Directors and Audit Committee of April 11, 2002;

2. Approved the cancelation of 3,969.000 preferred shares issued by the Company and held as treasury shares, without change of the capital stock;
3. Approved the increase of the subscribed and paid up capital stock from R$ 53.944.844,40 to R$ 654.000.000,00, through the incorporation of the Special Statutory Reserve, in the amount of R$ 600.055.155,60, referring to the reserve established in the following fiscal years: R$ 150.024.680,09 - from 1989 to 1993; R$ 65.390.005,06 - in 1994; R$ 28.063.426,53 in 1997; R$ 160.322.121,50 in 2000 and R$ 196.254.922,42 from part of the Special Statutory Reserve for 2001, without issuance of new shares;
4. As a consequence of items 2 and 3 above, the "*caput*" of Article 5 of the Corporate Bylaws was amended to read as follows: "**Art. 5** – The total capital stock is six hundred and fifty-four million Reais (R$ 654.000.000,00), fully paid and divided in 221,194,380 no-par value registered shares, of which 97,374,458 are common shares and 123,819,922 are preferred shares";
5. Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, the 30th of April, 2002. Augusto Esteves de Lima Junior – Chairman. Ivete Nobuko Mizukawa - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. - Augusto Esteves de Lima Junior - Lawyer. By proxy Estate of MAX FEFFER - Augusto Esteves de Lima Junior - Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. ADHEMAR MAGON. By proxy CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI - Martha Magna Cardoso. By proxy FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES - Flávio Fukumoto. By proxy PLURAL FUNDO DE INVESTIMENTO EM AÇÕES LIVRE - Flávio Fukumoto. RUBENS BARLETTA. IVETE NOBUKO MIZUKAWA.

---

This is a true copy of the original document drawn in the Book of Meetings.

Augusto Esteves de Lima Junior
Chairman

AGOESUZ 300402

FILE № 82-3550

RECEIVED
DEC 09 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 161

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ/MF N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

**Minutes of Meeting of the Board of Directors**

On April 30, 2002 at 4:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima No. 1.355 - 9° andar, in this capital, was held a Meeting of the Board of Directors of Companhia Suzano de Papel e Celulose, attended by the Members undersigned. The Chairman of the Meeting Augusto Esteves de Lima Junior, Deputy Chairman of the Board of Directors stated that the purpose of the Meeting was to resolve upon the election of the Managing Board; the matter was discussed and voted upon and the Board of Directors reelected the Managing Board for a term lasting until the Ordinary General Meeting of 2003 as follows: **Chief Executive Officer** - DAVID FEFFER (CPF/MF No. 882.739.628-49 - RG/SP No. 4.617.720-6), Brazilian, married, business executive, with business address at Av. Brigadeiro Faria Lima, No. 1355 - 9o. andar, in this Capital, CEP 01452-919; **Corporate Vice-President - DANIEL FEFFER** (CPF/MF No. 011.769.138-08 - RG/SP No. 4.617.718), Brazilian, married, lawyer, with business address at Av. Brigadeiro Faria Lima, 1355 - 9°· andar, in this Capital, CEP 01452-919; **Vice-Presidents: ADHEMAR MAGON** (CPF/MF No. 047.059.398-91 - RG/SP No. 2.815.645), Brazilian, married, business administrator, resident and domiciled in this Capital at Alameda Campinas, 1232 - 4°·andar, CEP 01404-001; **JOSÉ CARLOS PENTEADO MASAGÃO** (CPF/MF No. 019.091.698-20 - RG/SP No. 3.123.487), Brazilian, married, lawyer, resident and domiciled in this Capital at Alameda Ministro Rocha Azevedo, 412 - ap. 91, CEP 01410-000; **SERGIO ARTHUR FERREIRA ALVES** (CPF/MF No. 033.152.667-00 – RG/RJ No. 1.831.631), Brazilian, married, economist, resident and domiciled in this Capital at Alameda Casa Branca, 962 – ap. 16 B, CEP 01408-000; **Executive Officers**: **PEDRO CORNACCHIONE** (CPF/MF No. 006.142.208-82 - RG/SP No. 1.324.771), Brazilian, married, lawyer, resident and domiciled in this Capital at Rua Dr. Alcides da Silveira

Faro, 201, CEP 05603-040 e **MURILO CESAR LEMOS DOS SANTOS PASSOS** (CPF/MF No. 269.050.007-87 – RG No. 762.280-IFP/RJ), Brazilian, married, engineer, resident and domiciled in this Capital at Rua Melo Morais Filho, 264, CEP 05610-040. There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by those present. São Paulo, April 30 2002. AUGUSTO ESTEVES DE LIMA JUNIOR – Deputy Chairman. ANTONIO DE SOUZA CORRÊA MEYER – Board Member. DAVID FEFFER - Board Member. DANIEL FEFFER - Board Member. JORGE FEFFER - Board Member.

---

This is a true copy of the original document drawn in the Book of Meetings

AUGUSTO ESTEVES DE LIMA JUNIOR
Deputy Chairman

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ/MF N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

**Minutes of Meeting of the Board of Directors**

On April 30, 2002 at 4:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima No. 1.355 - 9° andar, in this capital, was held a Meeting of the Board of Directors of Companhia Suzano de Papel e Celulose, attended by the Members undersigned. The Chairman of the Meeting Augusto Esteves de Lima Junior, Deputy Chairman of the Board of Directors stated that the purpose of the Meeting was to resolve upon the election of the Managing Board; the matter was discussed and voted upon and the Board of Directors reelected the Managing Board for a term lasting until the Ordinary General Meeting of 2003 as follows: **Chief Executive Officer** - DAVID FEFFER (CPF/MF No. 882.739.628-49 - RG/SP No. 4.617.720-6), Brazilian, married, business executive, with business address at Av. Brigadeiro Faria Lima, No. 1355 - 9o. andar, in this Capital, CEP 01452-919; **Corporate Vice-President - DANIEL FEFFER** (CPF/MF No. 011.769.138-08 - RG/SP No. 4.617.718), Brazilian, married, lawyer, with business address at Av. Brigadeiro Faria Lima, 1355 - 9°. andar, in this Capital, CEP 01452-919; **Vice-Presidents: ADHEMAR MAGON** (CPF/MF No. 047.059.398-91 - RG/SP No. 2.815.645), Brazilian, married, business administrator, resident and domiciled in this Capital at Alameda Campinas, 1232 - 4°.andar, CEP 01404-001; **JOSÉ CARLOS PENTEADO MASAGÃO** (CPF/MF No. 019.091.698-20 - RG/SP No. 3.123.487), Brazilian, married, lawyer, resident and domiciled in this Capital at Alameda Ministro Rocha Azevedo, 412 - ap. 91, CEP 01410-000; **SERGIO ARTHUR FERREIRA ALVES** (CPF/MF No. 033.152.667-00 – RG/RJ No. 1.831.631), Brazilian, married, economist, resident and domiciled in this Capital at Alameda Casa Branca, 962 – ap. 16 B, CEP 01408-000; **Executive Officers**: **PEDRO CORNACCHIONE** (CPF/MF No. 006.142.208-82 - RG/SP No. 1.324.771), Brazilian, married, lawyer, resident and domiciled in this Capital at Rua Dr. Alcides da Silveira

Faro, 201, CEP 05603-040 e **MURILO CESAR LEMOS DOS SANTOS PASSOS** (CPF/MF No. 269.050.007-87 – RG No. 762.280-IFP/RJ), Brazilian, married, engineer, resident and domiciled in this Capital at Rua Melo Morais Filho, 264, CEP 05610-040. There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by those present. São Paulo, April 30 2002. AUGUSTO ESTEVES DE LIMA JUNIOR – Deputy Chairman. ANTONIO DE SOUZA CORRÊA MEYER – Board Member. DAVID FEFFER - Board Member. DANIEL FEFFER - Board Member. JORGE FEFFER - Board Member.

---

This is a true copy of the original document drawn in the Book of Meetings

AUGUSTO ESTEVES DE LIMA JUNIOR
Deputy Chairman

File n°. 82-3550

SEC MAIL PROCESSING
RECEIVED
DEC 09 2002
161
WASH. D.C. SECTION

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**A Publicly Held Company**
**C.N.P.J. n°. 60.651.726/0001-16**

## NOTICE TO STOCKHOLDERS

This is to inform our stockholders that, by a decision made by the Extraordinary and Ordinary General Meetings held on April 30, 2002, the company starts the distribution of the approved dividend on May 21, 2002.

## 1 - DIVIDEND

**1.1.** In amount of R$ 0.215 per common stock
R$ 0.2365 per preferred stock.

## 2 - INSTRUCTIONS REFERRING TO THE CREDIT OF THE DIVIDEND

**2.1. Nominative Stocks:** The shareholders will have their credits disposable in the beginning of the payment of this benefit, in the current account furnished to Banco Itaú S.A..

**2.2. Shareholders whose data is not up-to-date**
The dividends of stockholders whose registration data do not show either the CPF/CNPJ numbers or their credit options shall be paid after three (3) working days from the date of its regularization, when it is made in one of the undermentioned agencies of Banco Itaú.

## 3 - ADDRESSES TO ATTEND THE STOCKHOLDERS

The following branches of Banco Itaú S.A. and some other authorized branches shall provide the stockholders with the required services:

São Paulo (SP) - Rua XV de Novembro, 318 - ground floor office
Rio de Janeiro (RJ)- Rua Sete de Setembro, 99 - underground office
Belo Horizonte (MG) - Rua João Pinheiro, 195 - ground floor office
Porto Alegre (RS) - Rua Sete de Setembro, 746 - mezzanine office
Curitiba (PR) - Rua João Negrão, 65
Salvador (BA) - Av. Estados Unidos, 50 - 2nd floor
Brasília - SCS - Quadra 3 - Ed. D'Angela - mezzanine office

The DIRECTORATE

Avsu0502

File n°. 82-3550

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**A Publicly Held Company**
**C.N.P.J. n°. 60.651.726/0001-16**

## NOTICE TO STOCKHOLDERS

This is to inform our stockholders that, by a decision made by the Extraordinary and Ordinary General Meetings held on April 30, 2002, the company starts the distribution of the approved dividend on May 21, 2002.

### 1 - DIVIDEND

1.1. In amount of R$ 0.215 per common stock
R$ 0.2365 per preferred stock.

### 2 - INSTRUCTIONS REFERRING TO THE CREDIT OF THE DIVIDEND

**2.1. Nominative Stocks:** The shareholders will have their credits disposable in the beginning of the payment of this benefit, in the current account furnished to Banco Itaú S.A..

**2.2. Shareholders whose data is not up-to-date**
The dividends of stockholders whose registration data do not show either the CPF/CNPJ numbers or their credit options shall be paid after three (3) working days from the date of its regularization, when it is made in one of the undermentioned agencies of Banco Itaú.

### 3 - ADDRESSES TO ATTEND THE STOCKHOLDERS

The following branches of Banco Itaú S.A. and some other authorized branches shall provide the stockholders with the required services:

São Paulo (SP) - Rua XV de Novembro, 318 - ground floor office
Rio de Janeiro (RJ)- Rua Sete de Setembro, 99 - underground office
Belo Horizonte (MG) - Rua João Pinheiro, 195 - ground floor office
Porto Alegre (RS) - Rua Sete de Setembro, 746 - mezzanine office
Curitiba (PR) - Rua João Negrão, 65
Salvador (BA) - Av. Estados Unidos, 50 - 2nd floor
Brasília - SCS - Quadra 3 - Ed. D'Angela - mezzanine office

The DIRECTORATE

Avsu0502

FILE № 82-3550

SEC MAIL PROCESSING RECEIVED DEC 09 2002 WASH. D.C. 161 SECTION

# DISCLOSURE POLICY OF RELEVANT ACT OR FACT

This policy establishes the criteria and procedure for disclosure of Relevant Act or Fact of the Company, pursuant to the applicable legislation.

## I – DEFINITIONS APPLICABLE TO THE DISCLOSURE POLICY OF RELEVANT ACT OR FACT

**Relevant Act Or Fact**– Any controlling shareholder decision or resolution of the General Meeting or of the Board of Directors of the Company or any other act or fact of policy-administrative, technical, business, or economic-financial nature that has occurred or is related to Company business, which might have a material impact on: (i) stock market prices; (ii) in investors decision to exercise any rights inherent to shareholders; or (iii) in the decision of investors to exercise any rights inherent to owners of Company-issued securities or related thereto .

**Stock Exchanges** – São Paulo Stock Exchange– BOVESPA and any other stock exchanges or organized markets in which the Company has shares listed for trading, in Brazil or abroad.

**Company – Companhia Suzano de Papel e Celulose**

**CVM – Brazilian Securities and Exchange Commission**

**Investor Relations Officer** – The Company officer designated to exercise the duties set forth in CVM regulations and also the person responsible for the enforcement and fulfillment of this policy.

**Related Parties** – 1. Parties that maintain the ties mentioned below, with officers, members of the Board of Directors and of the Audit Committee, should this be the case, and persons from any body with technical and advisory functions in the Company: (i) spouse when not legally separated; (ii) companion; and (iii) any dependent included in the joint yearly income tax return; 2. companies controlled directly or indirectly by the Company.

**Adhesion Instrument** – Formal instrument of adhesion to the regulations and procedures established in the Disclosure Policy of Relevant Act or Fact of the Company, signed by the controlling shareholders of the Company, its officers, members of the Board of Directors, the Audit Committee, and bodies with technical or advisory functions, created in accordance with the

Bylaws, managers, and employees of the Company, who, by reason of their position or function in the Company, its holding company, its controlled or associated companies, have privileged access to information related to the Relevant Act or Fact before disclosure to the market (Annex I).

**Securities**– Company-issued securities, such as: shares, debentures, subscription bonus, receipts and subscription rights, promissory notes, Put or Call Options, or any other security or collective investment contract, or related thereto, which, are legally considered as securities.

## II – SCOPE AND ADHESION

II.1 – This Policy shall be complied with by controlling shareholders, officers, members of the Board of Directors and the Audit Committee, and of any technical or advisory body created according to the bylaws, or by anyone who, by reason of their function or position in the Company, its holding company or associated companies, has privileged access to information related to the Relevant Act or Fact before its communication or disclosure to the market.

II.2 – All the parties mentioned in the preceding item shall sign the Instrument of Adhesion to this Relevant Act or Fact Disclosure Policy ; the Company shall maintain in its headquarters the list of the parties that signed the Instrument of Adhesion; said list shall include their qualifications, positions or functions, addresses and their Corporate or Individual Taxpayer No. with the Ministry of Finance, updating such when necessary.

II.3 – Any doubts about the provisions of this Relevant Act or Fact Disclosure Policy, the regulations applicable and/or about the need to disclose or not specific information to the investor public must be cleared with the Company Investor Relations Officer.

## III – DUTIES AND RESPONSIBILITIES

III.1 – It is incumbent upon the Investor Relations Officer to:

a) disclose and communicate to the CVM and, should this be the case, the stock exchange and organized over-the-counter market entities, in which Company-issued securities are listed

for trading, any relevant act or fact that occurs or is related to Company business;

b) supervise the ample and immediate dissemination of the relevant act or fact disclosed or communicated, simultaneously in all the markets in which said securities are accepted for trading;

c) disclose to the market, simultaneously, any relevant act or fact to be announced by any means of communication, including information to the press, at trade and professional meetings, investors and analysts or opinion-makers, in the country or abroad;

d) question the parties having access to the relevant act or fact in order to check if they have knowledge of any information that should be disclosed to the market, if atypical oscillation occur in quotations, price, or traded quantity of Company-issued securities or related to them, or in case additional clarification needs to be given to the CVM, Stock Exchanges, or to organized over-the-counter market entities;

e) whenever possible, disclose the relevant act or fact, before the beginning or after the closing of trading. If it is imperative that the disclosure occurs during trading hours, the Investor Relations Officer may, when communicating the relevant act or fact, request, always simultaneously, the Stock Exchanges and organized over-the-counter market entities, national and foreign, to suspend the trading of Company-issued securities, or related to them, for the time necessary for full disclosure of relevant information;

f) immediately disclose any relevant act or fact that has, exceptionally, not been disclosed because in the opinion of the controlling shareholders or directors its disclosure would put legitimate Company interest at risk, should the information slip from control or on occurrence of an atypical oscillation in the quotation, price, or quantity of Company-issued securities.

III.2 - It is incumbent upon the Controlling shareholders, officers, Members of the Board of Directors and Audit Committee to:

a) inform the Investor Relations Officer of any relevant act or fact of which they have knowledge;

b) immediately inform the CVM and Stock Exchanges of any relevant act or fact of which they have personal knowledge, should they note that the Investor Relations Officer has

neglected to fulfill his duty to communicate and disclose, including in the case of letter "f" of item III.1 above;

c) maintain confidential the information relative to the relevant act or fact, to which they have privileged access due to their position in the Company, until the information is disclosed to the market, as well as make every effort to ensure that subordinates and trusted third parties do the same and accept joint responsibility with them should this not be complied with;
d) inform the Investor Relations Officer, beforehand, of the content of any interview or declaration to the press that involves the Company and might constitute a relevant act or fact.

III.3 – Company employees in general and those of its subsidiaries and associated companies shall maintain confidential the information related to the relevant act or fact to which they have privileged access due to their position or function, until its disclosure to the market, as well as make every effort to ensure that subordinates and trusted third parties do the same and accept joint responsibility with them should this not be complied with. Company employees are prohibited from giving interviews or making declarations to the press involving any relevant act or fact of the Company, unless previously authorized to do so by the Officer of Investor Relations.

## IV – MANNER OF DISCLOSING A RELEVANT ACT OR FACT

IV.1 - Communication of a relevant act or fact to the CVM, the stock exchanges, and the market in general should be immediate, by means of a document written clearly and precisely, in language accessible to the investor public.

IV.2 - The relevant act or fact shall be disclosed to the investor public by means of an announcement published in the newspapers used by the Company; the announcement may contain a brief description of the relevant act or fact, provided that it gives the Internet address where the complete description of the relevant act or fact is available, with content at least identical to the text sent to the CVM and Stock Exchanges.

IV.3 – Whenever the relevant act or fact is broadcasted by any means of communication, including information to the press or at trade and professional associations meetings, investors, analysts or formers of opinion, in the country or abroad, this disclosure to the CVM, stock exchanges, and investor public shall be simultaneous.

IV.4 – The persons that signed the Instrument of Adhesion and come to learn of the relevant act or fact shall inform the Investor Relations Officer immediately; this officer should see to its release but, if this is not done, they shall provide for the CVM and Stock Exchanges to be directly informed .

IV.5 – The relevant act or fact shall be disclosed, preferably, before the opening or after the closing of stock market trading floors or of organized over-the-counter market entities; Brazilian trading floor hours shall prevail, in the case of trading time incompatibility in markets in different countries.

Should it be imperative that the relevant act or fact disclosure take place during trading hours, the Investor Relations Officer may, on informing of the relevant act or fact, request of the national and foreign stock exchanges, always simultaneously, to suspend the trading of the Securities, or papers related to them, for the time necessary for proper dissemination of relevant information. This suspension of trading shall not take place in Brazil while the exchange or organized over-the-counter market of another country in which the securities are traded is still functioning, and while trading in those securities by said exchange or organized over-the-counter entity is not suspended.

IV.6 – The Acts or Relevant Facts may not be disclosed if in the opinion of controlling shareholders or of the Directors their disclosure may put legitimate interest of the Company at risk.

IV.7 – The Company may decide to submit to CVM examination the need not to disclose to the investor public the relevant act or fact that might put legitimate Company interest at risk.

IV.8 – Should the relevant act or fact kept confidential slip from the control of the controlling shareholder or Directors, or should atypical oscillation occur in quotation, price, or quantity traded on the stock exchanges, the parties mentioned must, directly or through the

Investor Relations Officer, ensure that the relevant information be communicated to the CVM, stock exchanges, and the investor public.

IV.9 – **Investor Relations**

Investors and market analysts shall be always attended by the Investor Relations Officer and/or by a representative of this department; at the discretion of the Investor Relations Officer, these persons may also be accompanied by other officers of the Company.

The information already released to the market and that is requested again for meetings or presentations to investors and/or market analysts, but that is not available at that moment, shall be sent later to said persons.

IV.10 – **Relationship with Strategic Partners**

When it is necessary to exchange, with strategic partners, relevant information not publicly disclosed, this exchange shall always be accompanied by the signature of a confidentiality agreement. Should any of this information be inadvertently disclosed to any third party, by any of the parties to the confidentiality agreement, the Investor Relations Officer shall immediately provide ample release of the information to the market with the same content.

## V – DISCLOSURE ON TRADING OF COMPANY-ISSUED SECURITIES

V.1 –Members of the Board of Directors and Audit Committee, officers and any bodies with technical or advisory functions created in accordance with the Bylaws, are under the obligation to inform CVM and the Company and, should this be the case, the Stock Exchange and the organized over-the-counter entity in which the securities are accepted for trading, about the quantity, characteristics, and manner of acquisition of the securities of its issuance, and of controlled or controlling companies that are publicly held companies or related thereto, of which they are owners, as well as changes in their positions.

V.1.1 – The communication shall be sent to the Investor Relations Officer of the Company and, by him, to the CVM, the stock exchanges, and the organized over-the-counter market entity, in which the securities are listed for trading.

V.1..2 – The communication shall be made immediately after their investiture, and within a maximum of 10 (ten) days after the end of the month in which the change in positions held by them is verified, indicating the balance of the position during the period.

V.1.3 – Individuals mentioned herein shall also indicate the securities that are the property of Related Parties.

V.2 – Persons within the scope of this policy, as well as the Company, are prohibited from trading Company-issued securities prior to disclosure to the market of the Relevant Act or Fact.

V.3 – The prohibition referred to above also applies to officers that left the Company before public announcement of business or fact initiated during their office term, and shall extend to the time of six months after their leaving the Company.

V.4 – The prohibition shall also prevail whenever the purchase or sale of company-issued shares is in progress, whether by the Company itself, its subsidiaries, associated companies, or other company under common control, or if an option or order for the same purpose is granted, as well as if the intention exists to promote the amalgamation, spin-off, merger, company transformation or corporate restructuring.

V.5 – Trading in Company-issued securities is also prohibited to the parties within the scope of this policy and the Company, during the following periods:

a) fifteen (15) days prior to the disclosure of Company third quarter (ITR) results;
b) fifteen (15) days prior to the disclosure of Company results for the year (DFP and IAN).

## VI – DISCLOSURE OF INFORMATION ABOUT THE PURCHASE AND SALE OF MATERIAL EQUITY INTEREST AND ABOUT NEGOTIATIONS OF CONTROLLING AND MAJOR SHAREHOLDERS

The direct or indirect controlling shareholders, and the shareholders that elected the members of the Board of Directors or of the Audit Committee, as well as any individual or legal entity, or group of persons, acting jointly

or representing one and the same interest, that acquire a direct or indirect equity interest, corresponding to five percent (5%) or more of a type or class of shares representing Company capital, shall send to the Company, CVM, and to the stock exchanges in which the securities are listed for trading a communication drawn up according to Annex I.

Equally required is the release of the same information to the person or group of persons representing one and the same interest, holder of equity interest equal to or more than five percent (5%) of the type or class of shares representative of Company capital stock.

The same duties also extend to the purchase of any rights to the shares and other securities.

Communication to the Company, CVM, and stock exchanges shall be made immediately after acquisition of the share interest as mentioned above.

Direct or indirect controlling shareholders and shareholders that elected the members of the Board of Directors or of the Audit Committee, as well as any individual or legal entity, or group of persons, acting jointly or representing one and the same interest shall also inform of the sale or extinction of shares or other securities, or of rights inherent thereto, each time when said sale or extinction reaches the percentage of five percent (5%)

The CVM may dispense with the disclosure to the press covered hereunder, due to the degree of pulverization of the Company shares on the market and upon purchaser declaration that his/its purchases do not have the purpose of changing the controlling or administrative structure of the Company, provided assurance of proper publicity through communication means deemed satisfactory by the CVM.

## VII – ADHESION TO RELEVANT ACT OR FACT POLICY DISCLOSURE

Company shall take measures to obtain formal adhesion of the parties that should submit to this Policy of Disclosure of Relevant Act or Fact, pursuant to that set forth in Annex I.

## VIII – INFORMATION TO THE COMPANY

All the information referred to in this instrument, which shall be sent to the Company, as well as any clarification on the subject requested to the

Company, should be sent to the Investor Relations Office: Adhemar Magon, Av. Brigadeiro Faria Lima, 1355, 9o. andar. Phone: 3037-9060; Fax: 3814-8326; e-mail: amagon@suzano.com.br.

## IX – VALIDITY

The regulations set forth in this Policy enter into effect on the date of their approval by the Board of Directors and shall be in effect for an indefinite period, when not amended by resolution of the Board of Directors. Any amendment to this Instrument shall be communicated to the CVM and to the stock exchanges; said communication shall be accompanied by a copy of the resolution of the Board of Directors that approved the amendment. In no case whatsoever may this Policy be amended while disclosure of the Relevant Act or Fact is pending.

SEC MAIL PROCESSING
RECEIVED
DEC 0 9 2002
WASH. D.C. 161 SECTION

# DISCLOSURE POLICY OF RELEVANT ACT OR FACT

This policy establishes the criteria and procedure for disclosure of Relevant Act or Fact of the Company, pursuant to the applicable legislation.

## I – DEFINITIONS APPLICABLE TO THE DISCLOSURE POLICY OF RELEVANT ACT OR FACT

**Relevant Act Or Fact**– Any controlling shareholder decision or resolution of the General Meeting or of the Board of Directors of the Company or any other act or fact of policy-administrative, technical, business, or economic-financial nature that has occurred or is related to Company business, which might have a material impact on: (i) stock market prices; (ii) in investors decision to exercise any rights inherent to shareholders; or (iii) in the decision of investors to exercise any rights inherent to owners of Company-issued securities or related thereto .

**Stock Exchanges** – São Paulo Stock Exchange– BOVESPA and any other stock exchanges or organized markets in which the Company has shares listed for trading, in Brazil or abroad.

**Company – Companhia Suzano de Papel e Celulose**

**CVM – Brazilian Securities and Exchange Commission**

**Investor Relations Officer** – The Company officer designated to exercise the duties set forth in CVM regulations and also the person responsible for the enforcement and fulfillment of this policy.

**Related Parties** – 1. Parties that maintain the ties mentioned below, with officers, members of the Board of Directors and of the Audit Committee, should this be the case, and persons from any body with technical and advisory functions in the Company: (i) spouse when not legally separated; (ii) companion; and (iii) any dependent included in the joint yearly income tax return; 2. companies controlled directly or indirectly by the Company.

**Adhesion Instrument** – Formal instrument of adhesion to the regulations and procedures established in the Disclosure Policy of Relevant Act or Fact of the Company, signed by the controlling shareholders of the Company, its officers, members of the Board of Directors, the Audit Committee, and bodies with technical or advisory functions, created in accordance with the

Bylaws, managers, and employees of the Company, who, by reason of their position or function in the Company, its holding company, its controlled or associated companies, have privileged access to information related to the Relevant Act or Fact before disclosure to the market (Annex I).

**Securities**– Company-issued securities, such as: shares, debentures, subscription bonus, receipts and subscription rights, promissory notes, Put or Call Options, or any other security or collective investment contract, or related thereto, which, are legally considered as securities.

## II – SCOPE AND ADHESION

II.1 – This Policy shall be complied with by controlling shareholders, officers, members of the Board of Directors and the Audit Committee, and of any technical or advisory body created according to the bylaws, or by anyone who, by reason of their function or position in the Company, its holding company or associated companies, has privileged access to information related to the Relevant Act or Fact before its communication or disclosure to the market.

II.2 – All the parties mentioned in the preceding item shall sign the Instrument of Adhesion to this Relevant Act or Fact Disclosure Policy ; the Company shall maintain in its headquarters the list of the parties that signed the Instrument of Adhesion; said list shall include their qualifications, positions or functions, addresses and their Corporate or Individual Taxpayer No. with the Ministry of Finance, updating such when necessary.

II.3 – Any doubts about the provisions of this Relevant Act or Fact Disclosure Policy, the regulations applicable and/or about the need to disclose or not specific information to the investor public must be cleared with the Company Investor Relations Officer.

## III – DUTIES AND RESPONSIBILITIES

III.1 – It is incumbent upon the Investor Relations Officer to:

a) disclose and communicate to the CVM and, should this be the case, the stock exchange and organized over-the-counter market entities, in which Company-issued securities are listed

for trading, any relevant act or fact that occurs or is related to Company business;

b) supervise the ample and immediate dissemination of the relevant act or fact disclosed or communicated, simultaneously in all the markets in which said securities are accepted for trading;

c) disclose to the market, simultaneously, any relevant act or fact to be announced by any means of communication, including information to the press, at trade and professional meetings, investors and analysts or opinion-makers, in the country or abroad;

d) question the parties having access to the relevant act or fact in order to check if they have knowledge of any information that should be disclosed to the market, if atypical oscillation occur in quotations, price, or traded quantity of Company-issued securities or related to them, or in case additional clarification needs to be given to the CVM, Stock Exchanges, or to organized over-the-counter market entities;

e) whenever possible, disclose the relevant act or fact, before the beginning or after the closing of trading. If it is imperative that the disclosure occurs during trading hours, the Investor Relations Officer may, when communicating the relevant act or fact, request, always simultaneously, the Stock Exchanges and organized over-the-counter market entities, national and foreign, to suspend the trading of Company-issued securities, or related to them, for the time necessary for full disclosure of relevant information;

f) immediately disclose any relevant act or fact that has, exceptionally, not been disclosed because in the opinion of the controlling shareholders or directors its disclosure would put legitimate Company interest at risk, should the information slip from control or on occurrence of an atypical oscillation in the quotation, price, or quantity of Company-issued securities.

III.2 - It is incumbent upon the Controlling shareholders, officers, Members of the Board of Directors and Audit Committee to:

a) inform the Investor Relations Officer of any relevant act or fact of which they have knowledge;

b) immediately inform the CVM and Stock Exchanges of any relevant act or fact of which they have personal knowledge, should they note that the Investor Relations Officer has

neglected to fulfill his duty to communicate and disclose, including in the case of letter "f" of item III.1 above;

c) maintain confidential the information relative to the relevant act or fact, to which they have privileged access due to their position in the Company, until the information is disclosed to the market, as well as make every effort to ensure that subordinates and trusted third parties do the same and accept joint responsibility with them should this not be complied with;
d) inform the Investor Relations Officer, beforehand, of the content of any interview or declaration to the press that involves the Company and might constitute a relevant act or fact.

III.3 – Company employees in general and those of its subsidiaries and associated companies shall maintain confidential the information related to the relevant act or fact to which they have privileged access due to their position or function, until its disclosure to the market, as well as make every effort to ensure that subordinates and trusted third parties do the same and accept joint responsibility with them should this not be complied with. Company employees are prohibited from giving interviews or making declarations to the press involving any relevant act or fact of the Company, unless previously authorized to do so by the Officer of Investor Relations.

## IV – MANNER OF DISCLOSING A RELEVANT ACT OR FACT

IV.1 - Communication of a relevant act or fact to the CVM, the stock exchanges, and the market in general should be immediate, by means of a document written clearly and precisely, in language accessible to the investor public.

IV.2 - The relevant act or fact shall be disclosed to the investor public by means of an announcement published in the newspapers used by the Company; the announcement may contain a brief description of the relevant act or fact, provided that it gives the Internet address where the complete description of the relevant act or fact is available, with content at least identical to the text sent to the CVM and Stock Exchanges.

IV.3 – Whenever the relevant act or fact is broadcasted by any means of communication, including information to the press or at trade and professional associations meetings, investors, analysts or formers of opinion, in the country or abroad, this disclosure to the CVM, stock exchanges, and investor public shall be simultaneous.

IV.4 – The persons that signed the Instrument of Adhesion and come to learn of the relevant act or fact shall inform the Investor Relations Officer immediately; this officer should see to its release but, if this is not done, they shall provide for the CVM and Stock Exchanges to be directly informed .

IV.5 – The relevant act or fact shall be disclosed, preferably, before the opening or after the closing of stock market trading floors or of organized over-the-counter market entities; Brazilian trading floor hours shall prevail, in the case of trading time incompatibility in markets in different countries.

Should it be imperative that the relevant act or fact disclosure take place during trading hours, the Investor Relations Officer may, on informing of the relevant act or fact, request of the national and foreign stock exchanges, always simultaneously, to suspend the trading of the Securities, or papers related to them, for the time necessary for proper dissemination of relevant information. This suspension of trading shall not take place in Brazil while the exchange or organized over-the-counter market of another country in which the securities are traded is still functioning, and while trading in those securities by said exchange or organized over-the-counter entity is not suspended.

IV.6 – The Acts or Relevant Facts may not be disclosed if in the opinion of controlling shareholders or of the Directors their disclosure may put legitimate interest of the Company at risk.

IV.7 – The Company may decide to submit to CVM examination the need not to disclose to the investor public the relevant act or fact that might put legitimate Company interest at risk.

IV.8 – Should the relevant act or fact kept confidential slip from the control of the controlling shareholder or Directors, or should atypical oscillation occur in quotation, price, or quantity traded on the stock exchanges, the parties mentioned must, directly or through the

Investor Relations Officer, ensure that the relevant information be communicated to the CVM, stock exchanges, and the investor public.

IV.9 – **Investor Relations**

Investors and market analysts shall be always attended by the Investor Relations Officer and/or by a representative of this department; at the discretion of the Investor Relations Officer, these persons may also be accompanied by other officers of the Company.

The information already released to the market and that is requested again for meetings or presentations to investors and/or market analysts, but that is not available at that moment, shall be sent later to said persons.

IV.10 – **Relationship with Strategic Partners**

When it is necessary to exchange, with strategic partners, relevant information not publicly disclosed, this exchange shall always be accompanied by the signature of a confidentiality agreement. Should any of this information be inadvertently disclosed to any third party, by any of the parties to the confidentiality agreement, the Investor Relations Officer shall immediately provide ample release of the information to the market with the same content.

## V – DISCLOSURE ON TRADING OF COMPANY-ISSUED SECURITIES

V.1 –Members of the Board of Directors and Audit Committee, officers and any bodies with technical or advisory functions created in accordance with the Bylaws, are under the obligation to inform CVM and the Company and, should this be the case, the Stock Exchange and the organized over-the-counter entity in which the securities are accepted for trading, about the quantity, characteristics, and manner of acquisition of the securities of its issuance, and of controlled or controlling companies that are publicly held companies or related thereto, of which they are owners, as well as changes in their positions.

V.1.1 – The communication shall be sent to the Investor Relations Officer of the Company and, by him, to the CVM, the stock exchanges, and the organized over-the-counter market entity, in which the securities are listed for trading.

V.1..2 – The communication shall be made immediately after their investiture, and within a maximum of 10 (ten) days after the end of the month in which the change in positions held by them is verified, indicating the balance of the position during the period.

V.1.3 – Individuals mentioned herein shall also indicate the securities that are the property of Related Parties.

V.2 – Persons within the scope of this policy, as well as the Company, are prohibited from trading Company-issued securities prior to disclosure to the market of the Relevant Act or Fact.

V.3 – The prohibition referred to above also applies to officers that left the Company before public announcement of business or fact initiated during their office term, and shall extend to the time of six months after their leaving the Company.

V.4 – The prohibition shall also prevail whenever the purchase or sale of company-issued shares is in progress, whether by the Company itself, its subsidiaries, associated companies, or other company under common control, or if an option or order for the same purpose is granted, as well as if the intention exists to promote the amalgamation, spin-off, merger, company transformation or corporate restructuring.

V.5 – Trading in Company-issued securities is also prohibited to the parties within the scope of this policy and the Company, during the following periods:

a) fifteen (15) days prior to the disclosure of Company third quarter (ITR) results;
b) fifteen (15) days prior to the disclosure of Company results for the year (DFP and IAN).

## VI – DISCLOSURE OF INFORMATION ABOUT THE PURCHASE AND SALE OF MATERIAL EQUITY INTEREST AND ABOUT NEGOTIATIONS OF CONTROLLING AND MAJOR SHAREHOLDERS

The direct or indirect controlling shareholders, and the shareholders that elected the members of the Board of Directors or of the Audit Committee, as well as any individual or legal entity, or group of persons, acting jointly

or representing one and the same interest, that acquire a direct or indirect equity interest, corresponding to five percent (5%) or more of a type or class of shares representing Company capital, shall send to the Company, CVM, and to the stock exchanges in which the securities are listed for trading a communication drawn up according to Annex I.

Equally required is the release of the same information to the person or group of persons representing one and the same interest, holder of equity interest equal to or more than five percent (5%) of the type or class of shares representative of Company capital stock.

The same duties also extend to the purchase of any rights to the shares and other securities.

Communication to the Company, CVM, and stock exchanges shall be made immediately after acquisition of the share interest as mentioned above.

Direct or indirect controlling shareholders and shareholders that elected the members of the Board of Directors or of the Audit Committee, as well as any individual or legal entity, or group of persons, acting jointly or representing one and the same interest shall also inform of the sale or extinction of shares or other securities, or of rights inherent thereto, each time when said sale or extinction reaches the percentage of five percent (5%)

The CVM may dispense with the disclosure to the press covered hereunder, due to the degree of pulverization of the Company shares on the market and upon purchaser declaration that his/its purchases do not have the purpose of changing the controlling or administrative structure of the Company, provided assurance of proper publicity through communication means deemed satisfactory by the CVM.

## VII – ADHESION TO RELEVANT ACT OR FACT POLICY DISCLOSURE

Company shall take measures to obtain formal adhesion of the parties that should submit to this Policy of Disclosure of Relevant Act or Fact, pursuant to that set forth in Annex I.

## VIII – INFORMATION TO THE COMPANY

All the information referred to in this instrument, which shall be sent to the Company, as well as any clarification on the subject requested to the

Company, should be sent to the Investor Relations Office: Adhemar Magon, Av. Brigadeiro Faria Lima, 1355, 9o. andar. Phone: 3037-9060; Fax: 3814-8326; e-mail: amagon@suzano.com.br.

## IX – VALIDITY

The regulations set forth in this Policy enter into effect on the date of their approval by the Board of Directors and shall be in effect for an indefinite period, when not amended by resolution of the Board of Directors. Any amendment to this Instrument shall be communicated to the CVM and to the stock exchanges; said communication shall be accompanied by a copy of the resolution of the Board of Directors that approved the amendment. In no case whatsoever may this Policy be amended while disclosure of the Relevant Act or Fact is pending.

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ/MF N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

**SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING**

**Held on July 25, at 1:00 p.m.**

Decisions made at the Board of Directors Meeting:

Approved the attached "Disclosure Policy of Relevant Act or Fact", in according to the CVM Instruction n°. 358, of January 03, 2002.

FILE Nº 82-3550

SEC MAIL PROCESSING
RECEIVED
DEC 09 2002
WASH. D.C. 161 SECTION

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ/MF N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

**SUMMARY OF THE MINUTES OF THE**

**BOARD OF DIRECTORS MEETING**

**Held on July 25, at 1:00 p.m.**

Decisions made at the Board of Directors Meeting:

Approved the attached "Disclosure Policy of Relevant Act or Fact", in according to the CVM Instruction n°. 358, of January 03, 2002.

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ Nº 60.651.726/0001-16

# CALL NOTICE
# EXTRAORDINARY GENERAL MEETING

The shareholders of Companhia Suzano de Papel e Celulose are hereby invited to attend the Extraordinary General Meeting to be held at 2:30 p.m. on September 3, at the Company's headquarters in São Paulo, SP, Av. Brigadeiro Faria Lima, 1355 – 12° andar, to discuss and resolve upon the following Agenda:

1. Reform and restructuring of the Bylaws, to amend Article 4 of Title I; Title II (Capital Stock and Shares); Title III (General Meeting); Title IV (Company Management); Title VI (Financial Statements and Destination of Net Profits), to adjust these to the provisions of Law No. 10.303/01 and to reflect the new management structure of the company that includes the creation of a Corporate Committee;
2. Election of the members of the Corporate Committee, if this is installed;
3. Consolidation of the Bylaws.

São Paulo, August 15, 2002

Boris Tabacof
Chairman of the Board of Directors

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ N°·60.651.726/0001-16

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The shareholders of Companhia Suzano de Papel e Celulose are hereby invited to attend the Extraordinary General Meeting to be held at 2:30 p.m. on September 3, at the Company's headquarters in São Paulo, SP, Av. Brigadeiro Faria Lima, 1355 – 12° andar, to discuss and resolve upon the following Agenda:

1. Reform and restructuring of the Bylaws, to amend Article 4 of Title I; Title II (Capital Stock and Shares); Title III (General Meeting); Title IV (Company Management); Title VI (Financial Statements and Destination of Net Profits), to adjust these to the provisions of Law No. 10.303/01 and to reflect the new management structure of the company that includes the creation of a Corporate Committee;
2. Election of the members of the Corporate Committee, if this is installed;
3. Consolidation of the Bylaws.

São Paulo, August 15, 2002

Boris Tabacof
Chairman of the Board of Directors

SEC MAIL PROCESSING RECEIVED DEC 09 2002 WASH. D.C. 161 SECTION

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

**Minutes of the Extraordinary General Meeting**

**DATE:** September 3, 2002.

**TIME:** 2:30 p.m.

**VENUE:** Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 12°.andar – São Paulo - SP.

**ATTENDANCE:** Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

**PRESIDING BOARD:** Boris Tabacof - Chairman. José Carlos Penteado Masagão - Secretary.

**DOCUMENTS READ AND PUBLICATIONS:**

1. Call Notices: Official Gazette of the State of São Paulo dated 16, 17 and 20, and Gazeta Mercantil dated 16, 19 and 20, of August 2002;
2. Project for reform of the Bylaws for conformity with the provisions of Law No. 10.303/01 and to reflect the new management structure of the company.

**UNANIMOUS RESOLUTIONS:**

1. Approved the reform and restructuring of the company Bylaws to adjust these to the provisions of Law No. 10.303/01 and to reflect the new management structure of the company with amendment of the following provisions: **a)** Title I - Article 4. – **a.1)** – change of letter "b", and perfection of the wording relating to the formation and exploitation of forests; **a.2)** – amendment to the wording of letter "f", to allow the company to participate in any other company, excluding the reference to participation in companies that operate in the petrochemical, telecommunication and information technology industries; **b)** Title II – Capital and Shares: **b.1)** – amendment of paragraphs 1. and 2. of article 5., maintaining unchanged the "caput"; **b.2)** - amendment of the

"caput" of article 6., for adjustment of the Bylaws to Law No. 10.303/01 and amendment of its paragraphs, to perfect their wording; **c)** Title III – General Meeting: amendment of articles 8. and 9., to adapt them to the new management structure of the company; **d)** Title IV –Management of the Company: **d.1)** - amendment from article 10 to article 23, to reflect the new management structure of the company, which includes the creation of a Corporate Committee, and extending this Title of the Bylaws to include article 24; **d.2)** renumbering of the following provisions with inclusion of new Title VI – Corporate Committee consisting of articles Nos. 27 to 29 and changing current Title VI to Title VII, consisting of articles 30 to 32; **e)** Title VII – Financial Statements and Allocation of Net Profit: **e.1)** – amendment of article 30 (current article 26), **e.2)** elimination of letter "d" and reordering of the other letters; **f)** renumbering of current Title VII –Liquidation, which becomes now Title VIII.

2. Approved the consolidation of the Bylaws, the text of which, subscribed by those present, shall become an integral part of these minutes of meeting and shall be registered together therewith at the Commercial Registry of the State of São Paulo;
3. Approved the installation of the Corporate Committee, electing to compose this Committee, for an initial term ending on the same date as the term of office of the current Board of Directors and Management Board, that is, until the General Ordinary Meeting in 2003, the following persons: **ADHEMAR MAGON** (CPF/MF No. 047.059.398-91 - RG/SP No. 2.815.645), Brazilian, married, business administrator, resident and domiciled in this Capital, at Alameda Campinas, 1232 – 4º andar, CEP 01404-001; **JOSÉ CARLOS PENTEADO MASAGÃO** (CPF No. 019.091.698-20 - RG/SP No. 3.123.487), Brazilian, married lawyer, resident and domiciled in this Capital, at Alameda Ministro Rocha Azevedo, 412 – 9º andar - apt. 91, CEP 01410-000; **SERGIO ARTHUR FERREIRA ALVES** (CPF/MF No. 033.152.667-00 - RG/RJ No. 1.831.631), Brazilian, married, economist, resident and domiciled in this Capital, at Alameda Casa Branca, 962– apt. 16 B, CEP 01408-000; **PEDRO CORNACCHIONE** (CPF/MF No. 006.142.208-82 - RG/SP No. 1.324.771), Brazilian, married, lawyer, resident and domiciled in this Capital, at Rua Dr. Alcides da Silveira Faro, 201, CEP 05603-040; and **FÁBIO EDUARDO DE PIERI SPINA** (CPF No. 153.084.478-96 - RG No. 20.876.482-3),

Brazilian, single, lawyer, resident and domiciled in this Capital, at Rua Tucumã, 217 - apt. 211, CEP No. 01455-010. ADHEMAR MAGON was appointed President of the Corporate Committee;

4. Authorized publication of these Minutes of Meeting in the form and as prescribed in Paragraph 2 of article 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, the 3rd of September 2002. Boris Tabacof - Chairman. José Carlos Penteado Masagão - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. – José Carlos Penteado Masagão – Lawyer- BORIS TABACOF. ADHEMAR MAGON. PEDRO CORNACCHIONE. By proxy FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES – Alexandre Luiz Oliveira de Toledo – Lawyer.

---

This is a true copy of the original document drawn in the Book of Meetings.

Boris Tabacof
Chairman

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

SEC MAIL PROCESSING SECTION RECEIVED DEC 09 2002 WASH, D.C. 161

**Minutes of the Extraordinary General Meeting**

**DATE:** September 3, 2002.

**TIME:** 2:30 p.m.

**VENUE:** Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 12°.andar – São Paulo - SP.

**ATTENDANCE:** Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

**PRESIDING BOARD:** Boris Tabacof - Chairman. José Carlos Penteado Masagão - Secretary.

**DOCUMENTS READ AND PUBLICATIONS:**

1. Call Notices: Official Gazette of the State of São Paulo dated 16, 17 and 20, and Gazeta Mercantil dated 16, 19 and 20, of August 2002;
2. Project for reform of the Bylaws for conformity with the provisions of Law No. 10.303/01 and to reflect the new management structure of the company.

**UNANIMOUS RESOLUTIONS:**

1. Approved the reform and restructuring of the company Bylaws to adjust these to the provisions of Law No. 10.303/01 and to reflect the new management structure of the company with amendment of the following provisions: **a)** Title I - Article 4. – **a.1)** – change of letter "b", and perfection of the wording relating to the formation and exploitation of forests; **a.2)** – amendment to the wording of letter "f", to allow the company to participate in any other company, excluding the reference to participation in companies that operate in the petrochemical, telecommunication and information technology industries; **b)** Title II – Capital and Shares: **b.1)** – amendment of paragraphs 1. and 2. of article 5., maintaining unchanged the "caput"; **b.2)** - amendment of the

"caput" of article 6., for adjustment of the Bylaws to Law No. 10.303/01 and amendment of its paragraphs, to perfect their wording; **c)** Title III – General Meeting: amendment of articles 8. and 9., to adapt them to the new management structure of the company; **d)** Title IV –Management of the Company: **d.1)** - amendment from article 10 to article 23, to reflect the new management structure of the company, which includes the creation of a Corporate Committee, and extending this Title of the Bylaws to include article 24; **d.2)** renumbering of the following provisions with inclusion of new Title VI – Corporate Committee consisting of articles Nos. 27 to 29 and changing current Title VI to Title VII, consisting of articles 30 to 32; **e)** Title VII – Financial Statements and Allocation of Net Profit: **e.1)** – amendment of article 30 (current article 26), **e.2)** elimination of letter "d" and reordering of the other letters; **f)** renumbering of current Title VII –Liquidation, which becomes now Title VIII.

2. Approved the consolidation of the Bylaws, the text of which, subscribed by those present, shall become an integral part of these minutes of meeting and shall be registered together therewith at the Commercial Registry of the State of São Paulo;
3. Approved the installation of the Corporate Committee, electing to compose this Committee, for an initial term ending on the same date as the term of office of the current Board of Directors and Management Board, that is, until the General Ordinary Meeting in 2003, the following persons: **ADHEMAR MAGON** (CPF/MF No. 047.059.398-91 - RG/SP No. 2.815.645), Brazilian, married, business administrator, resident and domiciled in this Capital, at Alameda Campinas, 1232 – 4º andar, CEP 01404-001; **JOSÉ CARLOS PENTEADO MASAGÃO** (CPF No. 019.091.698-20 - RG/SP No. 3.123.487), Brazilian, married lawyer, resident and domiciled in this Capital, at Alameda Ministro Rocha Azevedo, 412 – 9° andar - apt. 91, CEP 01410-000; **SERGIO ARTHUR FERREIRA ALVES** (CPF/MF No. 033.152.667-00 - RG/RJ No. 1.831.631), Brazilian, married, economist, resident and domiciled in this Capital, at Alameda Casa Branca, 962– apt. 16 B, CEP 01408-000; **PEDRO CORNACCHIONE** (CPF/MF No. 006.142.208-82 - RG/SP No. 1.324.771), Brazilian, married, lawyer, resident and domiciled in this Capital, at Rua Dr. Alcides da Silveira Faro, 201, CEP 05603-040; and **FÁBIO EDUARDO DE PIERI SPINA** (CPF No. 153.084.478-96 - RG No. 20.876.482-3),

Brazilian, single, lawyer, resident and domiciled in this Capital, at Rua Tucumã, 217 - apt. 211, CEP No. 01455-010. ADHEMAR MAGON was appointed President of the Corporate Committee;

4. Authorized publication of these Minutes of Meeting in the form and as prescribed in Paragraph 2 of article 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, the 3rd of September 2002. Boris Tabacof - Chairman. José Carlos Penteado Masagão - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. – José Carlos Penteado Masagão – Lawyer- BORIS TABACOF. ADHEMAR MAGON. PEDRO CORNACCHIONE. By proxy FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES – Alexandre Luiz Oliveira de Toledo – Lawyer.

---

This is a true copy of the original document drawn in the Book of Meetings.

Boris Tabacof
Chairman

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 09 2002
WASH. D.C.
161

# CONSOLIDATED BYLAWS
# OF
# COMPANHIA SUZANO DE PAPEL E CELULOSE

## TITLE I
Name, headquarters, term and corporate object

Article 1. **COMPANHIA SUZANO DE PAPEL E CELULOSE** is a joint stock authorized capital company ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2. The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

**Sole Paragraph** - The Management shall decide upon the opening and closing of branches and warehouses.

Article 3 The company shall operate for an indefinite period of time.

Article 4. The corporate object of the company is:

a) the manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest essences;

b) the formation and exploitation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in silviculture and forest management;

c) service rendering, importation, exportation and the exploitation of goods related to the company's corporate object;

d) transportation on its own behalf and on behalf of third parties;

e) the participation as a partner or as shareholder of any other company.

## TITLE II
## Capital and Shares

Article 5. The capital stock is six hundred and fifty-four million reais (R$ 654.000.000,00), fully paid and divided in two hundred and twenty-one million, one hundred and ninety-four thousand, three hundred and eighty (221,194,380) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and twenty-three million, eight hundred and nineteen, nine hundred and twenty-two (123,819,922) are preferred shares.

Paragraph One - The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to 194,748,916 (one hundred and ninety-four, seven hundred and forty-eight, nine hundred and sixteen) preferred shares, observing the limit established in Article 6, Paragraph 2, of these Bylaws.

Paragraph Two - In resolutions concerning the issue of preferred shares, the Board of Directors shall indicate, according to those provided in these Bylaws, the quantity, type and class of the stock to be issued, the time for the exercise of legal preemptive rights, if any, and, also, the issuance price of each share, payment terms of the shares subscribed, whether at sight or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.

Article 6. The holders of preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;

b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for the fiscal year, calculated as prescribed in Article 202 of the Corporate Law;

c) dividend, per preferred share, ten percent (10%) higher than those assigned to each common share;

d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares;

e) all other rights assigned to the common stock, except for the provisions of the first paragraph of this Article

Paragraph One - The preferred shares shall not be entitled to voting rights, except as provided in law.

Paragraph Two – At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of preferred shares of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares without voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be carried out to comply with the request of stockholders as stipulated in Article 7. of these Bylaws.

Paragraph Three – Resolutions approving increase of the capital stock by subscription in cash or assignment of goods, shall stipulate how the first subsequent dividend shall be calculated with regard to the shares issued for increase of the capital stock.

Paragraph Four - In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the rights assigned to each type and class of shares issued by the company shall be fully exercised.

Article 7. The stockholders are entitled to request the partial or total conversion of their common shares into preferred shares and, in this case, each common share will be simply converted into a preferred share, observing the maximum limit set in Paragraph Two of the previous Article.

## TITLE III
The General Meeting

Article 8. The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's fiscal year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors or by the Deputy Chairman; by the Chief Executive Officer; by the Corporate Vice-President; by the Superintendent Officer or in the cases provided in law.

Article 9° The General Meeting shall be installed by the Chairman of the Board of Directors, or by any of the Deputy Chairman of the Board of Directors, by the Chief Executive Officer, by the Corporate Vice-President or by the Superintendent Officer; The stockholders shall then elect the Chairman of the General Meeting who shall invite one of the attendants of the Meeting to serve as Secretary.

## TITLE IV
Management of the Company

Article 10. The company has the following management bodies:

a) Board of Directors;
b) Management Board.

Article 11. The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12 The Board of Directors and the Management Board shall serve terms of one (1) year, but these terms shall be extended until the investiture of the newly elected members; reelection shall be permitted.

Article 13 The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors, of the Management Board, and of the Corporate Committee and it shall be incumbent upon the Board of Directors to resolve upon the allocation of the defined amount, among the Board members and among the Management Board and the Corporate Committee.

### SECTION I – BOARD OF DIRECTORS

Article 14. The Board of Directors is formed by five (5) to nine (9) members, elected by the General Meeting, which shall appoint from among them the Chairman and up to two (2) Deputy Chairmen.

Sole Paragraph - Such elections when held shall observe Paragraphs 4 to 8 of Article 141 of the Corporate Law, with the amendments and supplements introduced by Law No. 10.303, of 31/October/2001.

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, always respecting the ethical values adopted by the communities in which it

operates, especially those related to human rights and protection of the environment;

b) to elect and remove the officers of the Management Board and to establish the areas of performance and powers of each one of them when not foreseen in these Bylaws, as well as, if such be the case, designate them as provided for in letter "b" of Article 20 hereof;

c) to follow up on the activities of the officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of preferred shares, as stipulated in Paragraphs One and Two of Article 5 of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f)to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i)to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j)to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

k) to resolve upon granting or not preemptive rights to former shareholders when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404, of December 15, 1976;

l)to resolve upon reducing the time for the exercise of preemptive rights by former shareholders when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404, of December 15, 1976;

m) to resolve upon the issuance of securities, including promissory notes, for public or private placement, in the country and/or abroad, pursuant to the pertinent legislation;

n) to resolve, when convenient, upon the creation of Advisory Committees, each of them formed by two (2) to five (5) persons, members of the Board of Directors or not, one of which shall be appointed as President of such Committee. These Committees shall be formed for restricted and specific purposes and shall be operative for periods not exceeding the terms of office of the members of the Board of Directors that installed them. The members of such

Committees, that may be re-appointed at the discretion of the Board of Directors, when they are not members of the Board may be paid an amount to be decided upon by the Board of Directors, out of the funds referred to in Article 13 of these Bylaws;

o) to resolve upon any appeals that may be eventually lodged pursuant to Article 21, Paragraph One, of these Bylaws;

p) to authorize initial or subsequent participation of the company as partner, stockholder or consortium member in another company or venture, as well as the disposal, at whatever title and by any manner whatsoever, of any equity interest that is part of the assets of the company;

q) to authorize the acquisition of company-issued shares for cancellation, to keep as treasury shares or for sale;

r)to appoint the Investor Relations Officer;

s) to authorize the Management Board:

s.1 to sell, encumber and purchase, fixed assets of whatever nature the value of which exceeds, per transaction, 0.52% of the net equity of the company, as shown in the six-month trial balance sheet immediately prior to such transaction, except when such transactions represent the implementation of projects included in budgets already officially approved by the Board of Directors;

s.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral, the value of which exceeds, per transaction, 1.04% of the net equity of the company, as shown in the six-month trial balance sheet immediately prior to such transaction, except when such transactions represent the implementation of projects included in budgets already officially approved by the Board of Directors;

s.3 to enter financial transactions involving debt or credit, the value of which exceeds, per transaction, 2.0% of the net equity of the company, as shown in the six-month trial balance sheet immediately prior to such transaction;

s.4 to execute any other contracts, the value of which exceeds, per contract, 1.04% of the net equity of the company, as shown in the six-month trial balance sheet immediately prior to such contract;

s.5 to practice or cause to be practiced, any actions not expressly stipulated in these Bylaws, provided they are legally under their competence, as well as those referred to in Article 31 below.

Article 16 It shall be incumbent upon the Chairman of the Board of Directors:

a) to represent the Board of Directors before third parties;

b) suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) to follow up on the performance of the Management Board and/or of any of its officers.

Article 17 In case of impediment or temporary absence, the Chairman of the Board of Directors shall be substituted by one of the Deputy Chairmen appointed by him, and, should this not happen, the Board of Directors shall appoint such substitute. The same criterion shall apply for any other members in the same situation.

Paragraph One If there is a vacancy in the Board of Directors, a General Extraordinary Meeting shall be convened, in not later than twenty (20) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 18 The Board of Directors shall meet when convened by its Chairman or by any of his Deputies, by the Chief Executive Officer, by the Corporate Vice President or by the Superintendent Officer, and its resolutions shall be approved by majority of the members present, among which shall be the Chairman, one (1) Deputy Chairman, and two other members of the Board of Directors. The Chairman of the Board of Directors shall have the casting vote.

Paragraph One The formality contained in the "caput" of this Article shall be dispensed with when the meeting is attended by the majority of the members of the Board of Directors, among which the Chairman of the Board, one (l) Deputy Chairman and two other members.

Paragraph Two - Any member of the Board of Directors may appoint one of his fellow members by letter, cable or telefax addressed to the Chairman of the Board, to represent him in the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting; in the same manner, voting by letter, cable or telefax shall e permitted when the vote is received at the company's headquarters up to the time of the meeting. The representation shall be null and void for the purpose of the next meeting of the Board of Directors to be held.

Paragraph Three - The Board of Directors, upon previously consulting with the Chairman of the Board, may invite to attend the meeting, although with no voting rights, any member of the Management Board who is not a member of the Board of Directors, any other officer of the company, the representative of the independent audit firm, or any other third party that may contribute with opinions, information and suggestions that may help the resolution process of the members of the Board.

## SECTION II - MANAGEMENT BOARD

Article 19 The Management Board shall be composed of the Chief Executive Officer, Corporate Vice-President, Superintendent Office and four (4) to nine (9) Executive Officers, resident and domiciled in the country, of proven technical and administrative capacity, elected and removed at any time by the Board of Directors, reelection being permitted.

Paragraph One The areas of performance and specific competence of each of the members of the Management Board shall be assigned by the Board of Directors, when not provided for under these Bylaws.

Paragraph Two – Upon previously consulting with the Board of Directors, the Management Board may meet to appoint Deputy Directors, Division Directors or Department Directors to carry out the management of administrative sectors; this appointment, however, shall not imply delegation of any powers, which by law, or according to these bylaws are restricted to the elected Officers, neither does it assign to any person thus appointed, membership to any statutory body of the company, nor modifies the employment relationship of the person with the company.

Paragraph Three - The members of the Management Board shall not bind themselves personally by surety or guarantee, except on behalf of the company, and of its subsidiaries.

Article 20 In case of impediment or temporary absence:

a) of the Chief Executive Officer or of the Corporate Vice President, they shall reciprocally act as substitute for one another;

b) of the Superintendent Officer, his substitute shall be appointed by the Chief Executive Officer;

c) of any other Officer, his substitute shall be appointed by Superintendent Officer, among the other members, after previously consulting with the Chief Executive Officer;

Paragraph One If there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 21 The meetings of the Management Board shall be convened at least five (5) days in advance, and shall be presided by the Chief Executive Officer, by the Corporate Vice President, or by the Superintendent Officer. These meetings shall be valid when attended by the majority of the members in office, among which the Chief Executive Officer, or the Corporate Vice President or the Superintendent Officer; this advance period shall be dispensed with when two thirds (2/3) of the current members of the Management Board are present.

Paragraph One In all the meetings of the Management Board the resolutions shall be approved by majority of the current members. However, if the vote of the Chief Executive Officer or of the Corporate Vice President, or of the Superintendent Officer is defeated in any resolution of the Management Board, they may appeal to the Board of Directors, in which case the resolution appealed of shall be suspended until the decision of the Board of Directors.

Paragraph Two – The Management Board may hold a meeting, that has not been formally convened, in case of urgent matters, the resolution of which, however, shall only be valid when approved by more than two thirds (2/3) of the current members, among which the Chief Executive Officer and/or the Corporate Vice President, and/or the Superintendent Officer.

Article 22 It is incumbent upon the Management Board:

a) to comply and enforce compliance with the provisions of these Bylaws, the resolutions of the General Meeting and of the Board of Directors;
b) to conduct and manage the corporate businesses, according to the guidelines provided by the Board of Directors;
c) to prepare monthly trial balances and monthly management reports for the same period, submitting these to the Board of Directors;
d) to prepare financial statements for each period, as foreseen in these Bylaws, and also proposition of allocation of profits, submitting these to the Board of Directors;
e) to propose that the Board of Directors authorize the procedures described in Article 31 of these Bylaws;
f)to prepare annual and pluriannual investment and operational budgets to be submitted by the Superintendent Officer to the Board of Directors;
g) to approve the matters mentioned in items "s.1" to "s.4" of Article 15 of these Bylaws, when their values do not exceed those foreseen therein, or in the cases described in items "s.1" and "s.2", even for values that exceed those foreseen, if the conditions established are met.

Article 23 In their respective area of performance, each Officer is empowered to represent the company and practice all the necessary actions for its normal operation, observing, however, the provisions of letters "s.1 to s.5" of Article 15 of these Bylaws.

Paragraph One With the exceptions provided in this Article, the company shall be represented as follows:

a) jointly, by the Chief Executive Officer, and/or by the Corporate Vice-President and any other Officer;

b) jointly, by the Superintendent Officer and any other Officer; or

c) jointly, by two (2) Officers; or

d) jointly, by one Officer and one Attorney-in-fact, as stipulated in the respective power of attorney, and according to the powers granted thereunder; or

e) jointly, by two attorneys, as stipulated in the respective powers of attorney, and according to the powers granted thereunder; or

f)individually, by one attorney-in-fact, in specific circumstances, when stipulated in the respective powers of attorney, and according to the scope of powers granted thereunder;

Paragraph Two - The Company shall be represented, individually, by any of its Officers in the following cases:

a) endorsement of checks or trade notes on behalf of financial institutions, for deposit into the company's account in the first case, and for discount and/or collateral and/or commercial lien and/or collection, in the second case, signing the respective agreements, proposals and cash letters for such purposes;

b) representation before any federal, state and municipal agencies and departments, for administrative purposes;

c) representation before Labor Courts and Unions, including representatives for handling matters related to admission, suspension and dismissal of employees and/or labor agreements;

d) representation before third parties, in cases not involving any obligation to the company;

Paragraph Three - For the constitution of attorneys-in-fact the company may be represented by two (2) Officers among which the Chief Executive Officer, or the Corporate Vice President, or the Superintendent Director. The power of attorneys shall always specify the acts to be practiced, the respective powers and validity terms. No power of delegation shall be granted except for judicial purposes when delegation shall be permitted with restriction of the same powers as for the original grantee.

Paragraph Four Except for "*ad judicia*" powers, all other mandates granted by the company shall be effective until the 31st of July of the year subsequent to the granting of such mandates.

Article 24 It shall be solely incumbent upon:

I the Chief Executive Officer:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of preliminary summons and for personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the Corporate Vice President and to the Superintendent Officer;

b) to represent the company in its high-level public or private relations;

c) to accompany all corporate activities together with the Superintendent Officer and with the assistance of the other Executive Officers;

II the Corporate Vice President:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of preliminary summons and for personal deposition

and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the Chief Executive Officer and to the Superintendent Officer;

b) to represent the company in its high-level public or private relations;

c) to accompany all corporate activities together with the Chief Executive Officer and Superintendent Officer, with the assistance of the other Executive Officers;

III the Superintendent Officer:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of preliminary summons and for personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to Chief Executive Officer and to the Corporate Vice President;

b) to represent the company in its high-level public or private relations;

c) to oversee all corporate activities according to the guidelines established by the Board of Directors;

d) to coordinate and supervise the activities of the other Officers;

e) to submit, upon previously consulting with the Chief Executive Officer, the annual and pluriannual investment and operational budgets for approval of the Management Board and Board of Directors;

f)to submit for review by the Management Board, the statistics, reports and statements of the global results of the company, including those of affiliated and subsidiary companies;

g) to propose to the Board of Directors, upon previously consulting with the Chief Executive Officer the following matters:

g.1) to set the top-level financial policy to be adopted by the company and by its subsidiaries, and to be suggested to the affiliated companies;

g.2) to define the long-term global strategy to be adopted by the company and its subsidiaries and to be suggested to affiliated companies;

g.3) to decide upon the participation of the company as partner or shareholder in other companies, as well as on the sale or encumbrance of such participation;

g.4) to decide upon the formation of joint-ventures or upon entering partnerships of whatever nature and rescission thereof;

h) to submit, upon previously consulting with the Chief Executive Officer, for approval by the Management Board the orientation of corporate vote in the decision-making bodies of the associations and societies to which the company is affiliated.

## TITLE V
## Fiscal Committee

Article 25 The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members, who shall be paid the minimum remuneration stipulated in law.

Article 26 In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

## TITLE VI
## Corporate Committee

Article 27 Annually, based on Article 160 of Law 6404/76, the General Meeting may install the Corporate Committee, composed by a minimum of two (2) and a maximum of eight (8) members, to serve for 1-year terms; the members of the Committee must have corporate knowledge and experience in their areas of activity, and must be or must have been employees of the company. The members of the Corporate Committee shall be elected and/or removed by the General Meeting at any time.

Article 28 The Corporate Committee shall be presided by one if its members, to be appointed for the post of President by the General Meeting that elected the members of said Committee, and the General Meeting may also appoint one or more Vice-Presidents for that Committee.

Paragraph One In case of impediment or absence, the President of the Corporate Committee shall appoint his substitute, and, should this not happen, he shall be substituted by any other member of the Committee appointed by the Chief Executive Officer.

Paragraph Two - In case of temporary impediment or absence of any other member of the Corporate Committee, the Chairman of the Board of Directors, upon consulting with the Chief Executive Officer, shall appoint his substitute from among the officers of the company.

Paragraph Three - If there is a vacancy in the Corporate Committee, provided observance to the minimum composition foreseen in Article 27 of these Bylaws, the Board of Directors, upon consulting with the Chief Executive Officer shall decide upon filling such vacancy, and in case of substitution, such substitute shall complete the term of the member replaced.

Paragraph Four In all cases referred to in the previous paragraphs, the designated substitute shall be invested of all rights of the member replaced, including the right to vote in the meetings of the said Board, except the right to receive the remuneration attributed to the person replaced.

Paragraph Five The Corporate Committee shall present its manifestations and/or suggestions both to the Board of Directors and to the Management Board, according to the nature of the subject and the specific competence of these boards.

Article 29 The Board of Directors and the Management Board may consult with the Corporate Committee, when installed, regarding matters of relevant corporate interest, such as:

a) increase or reduction of the capital stock;

b) issuance of debentures or other securities;

c) spin-off, merger or incorporation of the company or participation of the company in similar operations carried out by third parties;

d) distribution of extraordinary dividends;

e) expansion, reduction or amendment of the corporate object;

f) affiliation with other companies or initial or subsequent participation in other companies, as well as the disposal of any equity interest that is part of the fixed assets of the company;

g) bringing judicial action against public authorities;

h) constitution of mortgage or lien on any real property of the company;

i) offer of guarantees and/or sureties on behalf of companies in which the Company is a partner or a shareholder, and on behalf of third parties, in special cases of relevant interest to the Company, as deemed and resolved by the Management Board, observing, however, the guidelines set for the such matters by the Board of Directors;

j) opening or closing of controlled companies abroad;

k) closing of the company capital stock;

l) filing for composition with creditors or voluntary declaration of bankruptcy;

m) winding down the corporate businesses, dissolution and liquidation of the company;

n) practicing any action, which at the discretion of the Board of Directors or of the Management Board, are of fundamental or extraordinary importance for the company, or which may become important in such sense, including:

n.1) guidelines for the financial policy;

n.2) guidelines for the human resources policy.

Sole Paragraph Manifestations and/or suggestions of the Corporate Committee must be given in writing and approved by the majority of the members; any dissident members are entitled to vote separately, which shall be incorporated to the written resolution of the winning majority, to support the resolution that the Board of Directors and/or the Management Board must adopt about the matter.

## TITLE VII
## Financial Statements and Allocation of Net Profits

Article 30 The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the financial statements shall be prepared, to be submitted by the Management Board to the General Ordinary Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

- At least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;
- if applicable, the amounts required and allowed for the reserves referred to in Articles 195 and 197, respectively of the Corporate Law;
- At least twenty-five per cent (25%) of the adjusted net profit, for distribution as dividend to all the shareholders, which will be declared and paid in full compliance with any rights, preemptive conditions and benefits of the existing preferred shares, as provided in law and in these Bylaws and, when this is the case, as per the resolutions of the General Meeting;
- up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One The balance of the adjusted net profits, if any, shall be allocated as proposed by the Management Board, with a favorable opinion of the Board of Directors by resolution of the Ordinary General Meeting.

Paragraph Two - According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution.

Paragraph Three - The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Article 31 A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) authorize the declaration and payment of semiannual dividends, as part of annual dividend;
b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend

paid in each half of the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

d) pay interest to stockholders, as remuneration on own equity and, in this case, any amounts thus disbursed may be added to the amount of compulsory dividends foreseen in law or in these Bylaws.

Article 32 The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission.

**TITLE VIII**
**Liquidation**

Article 33 The company shall be liquidated in the cases provided by law.

São Paulo, the 3rd of September, 2002.

| | |
|---|---|
| ----------------------------------- | ------------------------------------- |
| Boris Tabacof<br>Chief Executive Officer | José Carlos Penteado Masagão<br>Secretary |

FILE № 82-3550

RECEIVED
DEC 09 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 161

# CONSOLIDATED BYLAWS OF COMPANHIA SUZANO DE PAPEL E CELULOSE

## TITLE I

Name, headquarters, term and corporate object

Article 1. **COMPANHIA SUZANO DE PAPEL E CELULOSE** is a joint stock authorized capital company ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2. The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

**Sole Paragraph** - The Management shall decide upon the opening and closing of branches and warehouses.

Article 3 The company shall operate for an indefinite period of time.

Article 4. The corporate object of the company is:

a) the manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest essences;

b) the formation and exploitation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in silviculture and forest management;

c) service rendering, importation, exportation and the exploitation of goods related to the company's corporate object;

d) transportation on its own behalf and on behalf of third parties;

e) the participation as a partner or as shareholder of any other company.

## TITLE II

**Capital and Shares**

Article 5. The capital stock is six hundred and fifty-four million reais (R$ 654.000.000,00), fully paid and divided in two hundred and twenty-one million, one hundred and ninety-four thousand, three hundred and eighty (221,194,380) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and twenty-three million, eight hundred and nineteen, nine hundred and twenty-two (123,819,922) are preferred shares.

Paragraph One - The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to 194,748,916 (one hundred and ninety-four, seven hundred and forty-eight, nine hundred and sixteen) preferred shares, observing the limit established in Article 6, Paragraph 2, of these Bylaws.

Paragraph Two - In resolutions concerning the issue of preferred shares, the Board of Directors shall indicate, according to those provided in these Bylaws, the quantity, type and class of the stock to be issued, the time for the exercise of legal preemptive rights, if any, and, also, the issuance price of each share, payment terms of the shares subscribed, whether at sight or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.

Article 6. The holders of preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;

b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for the fiscal year, calculated as prescribed in Article 202 of the Corporate Law;

c) dividend, per preferred share, ten percent (10%) higher than those assigned to each common share;

d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares;

e) all other rights assigned to the common stock, except for the provisions of the first paragraph of this Article

Paragraph One - The preferred shares shall not be entitled to voting rights, except as provided in law.

Paragraph Two – At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of preferred shares of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares without voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be carried out to comply with the request of stockholders as stipulated in Article 7. of these Bylaws.

Paragraph Three – Resolutions approving increase of the capital stock by subscription in cash or assignment of goods, shall stipulate how the first subsequent dividend shall be calculated with regard to the shares issued for increase of the capital stock.

Paragraph Four - In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the rights assigned to each type and class of shares issued by the company shall be fully exercised.

Article 7. The stockholders are entitled to request the partial or total conversion of their common shares into preferred shares and, in this case, each common share will be simply converted into a preferred share, observing the maximum limit set in Paragraph Two of the previous Article.

## TITLE III

The General Meeting

Article 8. The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's fiscal year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors or by the Deputy Chairman; by the Chief Executive Officer; by the Corporate Vice-President; by the Superintendent Officer or in the cases provided in law.

Article 9° The General Meeting shall be installed by the Chairman of the Board of Directors, or by any of the Deputy Chairman of the Board of Directors, by the Chief Executive Officer, by the Corporate Vice-President or by the Superintendent Officer; The stockholders shall then elect the Chairman of the General Meeting who shall invite one of the attendants of the Meeting to serve as Secretary.

## TITLE IV

Management of the Company

Article 10. The company has the following management bodies:

a) Board of Directors;
b) Management Board.

Article 11. The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12 The Board of Directors and the Management Board shall serve terms of one (1) year, but these terms shall be extended until the investiture of the newly elected members; reelection shall be permitted.

Article 13 The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors, of the Management Board, and of the Corporate Committee and it shall be incumbent upon the Board of Directors to resolve upon the allocation of the defined amount, among the Board members and among the Management Board and the Corporate Committee.

### SECTION I – BOARD OF DIRECTORS

Article 14. The Board of Directors is formed by five (5) to nine (9) members, elected by the General Meeting, which shall appoint from among them the Chairman and up to two (2) Deputy Chairmen.

Sole Paragraph - Such elections when held shall observe Paragraphs 4 to 8 of Article 141 of the Corporate Law, with the amendments and supplements introduced by Law No. 10.303, of 31/October/2001.

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, always respecting the ethical values adopted by the communities in which it

operates, especially those related to human rights and protection of the environment;

b) to elect and remove the officers of the Management Board and to establish the areas of performance and powers of each one of them when not foreseen in these Bylaws, as well as, if such be the case, designate them as provided for in letter "b" of Article 20 hereof;

c) to follow up on the activities of the officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of preferred shares, as stipulated in Paragraphs One and Two of Article 5 of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f)to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i)to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j)to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

k) to resolve upon granting or not preemptive rights to former shareholders when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404, of December 15, 1976;

l)to resolve upon reducing the time for the exercise of preemptive rights by former shareholders when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404, of December 15, 1976;

m) to resolve upon the issuance of securities, including promissory notes, for public or private placement, in the country and/or abroad, pursuant to the pertinent legislation;

n) to resolve, when convenient, upon the creation of Advisory Committees, each of them formed by two (2) to five (5) persons, members of the Board of Directors or not, one of which shall be appointed as President of such Committee. These Committees shall be formed for restricted and specific purposes and shall be operative for periods not exceeding the terms of office of the members of the Board of Directors that installed them. The members of such

Committees, that may be re-appointed at the discretion of the Board of Directors, when they are not members of the Board may be paid an amount to be decided upon by the Board of Directors, out of the funds referred to in Article 13 of these Bylaws;

o) to resolve upon any appeals that may be eventually lodged pursuant to Article 21, Paragraph One, of these Bylaws;

p) to authorize initial or subsequent participation of the company as partner, stockholder or consortium member in another company or venture, as well as the disposal, at whatever title and by any manner whatsoever, of any equity interest that is part of the assets of the company;

q) to authorize the acquisition of company-issued shares for cancellation, to keep as treasury shares or for sale;

r)to appoint the Investor Relations Officer;

s) to authorize the Management Board:

s.1 to sell, encumber and purchase, fixed assets of whatever nature the value of which exceeds, per transaction, 0.52% of the net equity of the company, as shown in the six-month trial balance sheet immediately prior to such transaction, except when such transactions represent the implementation of projects included in budgets already officially approved by the Board of Directors;

s.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral, the value of which exceeds, per transaction, 1.04% of the net equity of the company, as shown in the six-month trial balance sheet immediately prior to such transaction, except when such transactions represent the implementation of projects included in budgets already officially approved by the Board of Directors;

s.3 to enter financial transactions involving debt or credit, the value of which exceeds, per transaction, 2.0% of the net equity of the company, as shown in the six-month trial balance sheet immediately prior to such transaction;

s.4 to execute any other contracts, the value of which exceeds, per contract, 1.04% of the net equity of the company, as shown in the six-month trial balance sheet immediately prior to such contract;

s.5 to practice or cause to be practiced, any actions not expressly stipulated in these Bylaws, provided they are legally under their competence, as well as those referred to in Article 31 below.

Article 16 It shall be incumbent upon the Chairman of the Board of Directors:

a) to represent the Board of Directors before third parties;

b) suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) to follow up on the performance of the Management Board and/or of any of its officers.

Article 17 In case of impediment or temporary absence, the Chairman of the Board of Directors shall be substituted by one of the Deputy Chairmen appointed by him, and, should this not happen, the Board of Directors shall appoint such substitute. The same criterion shall apply for any other members in the same situation.

Paragraph One If there is a vacancy in the Board of Directors, a General Extraordinary Meeting shall be convened, in not later than twenty (20) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 18 The Board of Directors shall meet when convened by its Chairman or by any of his Deputies, by the Chief Executive Officer, by the Corporate Vice President or by the Superintendent Officer, and its resolutions shall be approved by majority of the members present, among which shall be the Chairman, one (1) Deputy Chairman, and two other members of the Board of Directors. The Chairman of the Board of Directors shall have the casting vote.

Paragraph One The formality contained in the “caput” of this Article shall be dispensed with when the meeting is attended by the majority of the members of the Board of Directors, among which the Chairman of the Board, one (l) Deputy Chairman and two other members.

Paragraph Two - Any member of the Board of Directors may appoint one of his fellow members by letter, cable or telefax addressed to the Chairman of the Board, to represent him in the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting; in the same manner, voting by letter, cable or telefax shall e permitted when the vote is received at the company’s headquarters up to the time of the meeting. The representation shall be null and void for the purpose of the next meeting of the Board of Directors to be held.

Paragraph Three - The Board of Directors, upon previously consulting with the Chairman of the Board, may invite to attend the meeting, although with no voting rights, any member of the Management Board who is not a member of the Board of Directors, any other officer of the company, the representative of the independent audit firm, or any other third party that may contribute with opinions, information and suggestions that may help the resolution process of the members of the Board.

## SECTION II - MANAGEMENT BOARD

Article 19 The Management Board shall be composed of the Chief Executive Officer, Corporate Vice-President, Superintendent Office and four (4) to nine (9) Executive Officers, resident and domiciled in the country, of proven technical and administrative capacity, elected and removed at any time by the Board of Directors, reelection being permitted.

Paragraph One The areas of performance and specific competence of each of the members of the Management Board shall be assigned by the Board of Directors, when not provided for under these Bylaws.

Paragraph Two – Upon previously consulting with the Board of Directors, the Management Board may meet to appoint Deputy Directors, Division Directors or Department Directors to carry out the management of administrative sectors; this appointment, however, shall not imply delegation of any powers, which by law, or according to these bylaws are restricted to the elected Officers, neither does it assign to any person thus appointed, membership to any statutory body of the company, nor modifies the employment relationship of the person with the company.

Paragraph Three - The members of the Management Board shall not bind themselves personally by surety or guarantee, except on behalf of the company, and of its subsidiaries.

Article 20 In case of impediment or temporary absence:

a) of the Chief Executive Officer or of the Corporate Vice President, they shall reciprocally act as substitute for one another;

b) of the Superintendent Officer, his substitute shall be appointed by the Chief Executive Officer;

c) of any other Officer, his substitute shall be appointed by Superintendent Officer, among the other members, after previously consulting with the Chief Executive Officer;

Paragraph One If there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 21 The meetings of the Management Board shall be convened at least five (5) days in advance, and shall be presided by the Chief Executive Officer, by the Corporate Vice President, or by the Superintendent Officer. These meetings shall be valid when attended by the majority of the members in office, among which the Chief Executive Officer, or the Corporate Vice President or the Superintendent Officer; this advance period shall be dispensed with when two thirds (2/3) of the current members of the Management Board are present.

Paragraph One In all the meetings of the Management Board the resolutions shall be approved by majority of the current members. However, if the vote of the Chief Executive Officer or of the Corporate Vice President, or of the Superintendent Officer is defeated in any resolution of the Management Board, they may appeal to the Board of Directors, in which case the resolution appealed of shall be suspended until the decision of the Board of Directors.

Paragraph Two – The Management Board may hold a meeting, that has not been formally convened, in case of urgent matters, the resolution of which, however, shall only be valid when approved by more than two thirds (2/3) of the current members, among which the Chief Executive Officer and/or the Corporate Vice President, and/or the Superintendent Officer.

Article 22 It is incumbent upon the Management Board:

a) to comply and enforce compliance with the provisions of these Bylaws, the resolutions of the General Meeting and of the Board of Directors;
b) to conduct and manage the corporate businesses, according to the guidelines provided by the Board of Directors;
c) to prepare monthly trial balances and monthly management reports for the same period, submitting these to the Board of Directors;
d) to prepare financial statements for each period, as foreseen in these Bylaws, and also proposition of allocation of profits, submitting these to the Board of Directors;
e) to propose that the Board of Directors authorize the procedures described in Article 31 of these Bylaws;
f)to prepare annual and pluriannual investment and operational budgets to be submitted by the Superintendent Officer to the Board of Directors;
g) to approve the matters mentioned in items "s.1" to "s.4" of Article 15 of these Bylaws, when their values do not exceed those foreseen therein, or in the cases described in items "s.1" and "s.2", even for values that exceed those foreseen, if the conditions established are met.

Article 23 In their respective area of performance, each Officer is empowered to represent the company and practice all the necessary actions for its normal operation, observing, however, the provisions of letters "s.1 to s.5" of Article 15 of these Bylaws.

Paragraph One With the exceptions provided in this Article, the company shall be represented as follows:

a) jointly, by the Chief Executive Officer, and/or by the Corporate Vice-President and any other Officer;

b) jointly, by the Superintendent Officer and any other Officer; or

c) jointly, by two (2) Officers; or

d) jointly, by one Officer and one Attorney-in-fact, as stipulated in the respective power of attorney, and according to the powers granted thereunder; or

e) jointly, by two attorneys, as stipulated in the respective powers of attorney, and according to the powers granted thereunder; or

f)individually, by one attorney-in-fact, in specific circumstances, when stipulated in the respective powers of attorney, and according to the scope of powers granted thereunder;

Paragraph Two - The Company shall be represented, individually, by any of its Officers in the following cases:

a) endorsement of checks or trade notes on behalf of financial institutions, for deposit into the company's account in the first case, and for discount and/or collateral and/or commercial lien and/or collection, in the second case, signing the respective agreements, proposals and cash letters for such purposes;

b) representation before any federal, state and municipal agencies and departments, for administrative purposes;

c) representation before Labor Courts and Unions, including representatives for handling matters related to admission, suspension and dismissal of employees and/or labor agreements;

d) representation before third parties, in cases not involving any obligation to the company;

Paragraph Three - For the constitution of attorneys-in-fact the company may be represented by two (2) Officers among which the Chief Executive Officer, or the Corporate Vice President, or the Superintendent Director. The power of attorneys shall always specify the acts to be practiced, the respective powers and validity terms. No power of delegation shall be granted except for judicial purposes when delegation shall be permitted with restriction of the same powers as for the original grantee.

Paragraph Four Except for "*ad judicia*" powers, all other mandates granted by the company shall be effective until the 31st of July of the year subsequent to the granting of such mandates.

Article 24 It shall be solely incumbent upon:

I the Chief Executive Officer:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of preliminary summons and for personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the Corporate Vice President and to the Superintendent Officer;

b) to represent the company in its high-level public or private relations;

c) to accompany all corporate activities together with the Superintendent Officer and with the assistance of the other Executive Officers;

II the Corporate Vice President:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of preliminary summons and for personal deposition

and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the Chief Executive Officer and to the Superintendent Officer;

b) to represent the company in its high-level public or private relations;

c) to accompany all corporate activities together with the Chief Executive Officer and Superintendent Officer, with the assistance of the other Executive Officers;

III the Superintendent Officer:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of preliminary summons and for personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to Chief Executive Officer and to the Corporate Vice President;

b) to represent the company in its high-level public or private relations;

c) to oversee all corporate activities according to the guidelines established by the Board of Directors;

d) to coordinate and supervise the activities of the other Officers;

e) to submit, upon previously consulting with the Chief Executive Officer, the annual and pluriannual investment and operational budgets for approval of the Management Board and Board of Directors;

f)to submit for review by the Management Board, the statistics, reports and statements of the global results of the company, including those of affiliated and subsidiary companies;

g) to propose to the Board of Directors, upon previously consulting with the Chief Executive Officer the following matters:

g.1) to set the top-level financial policy to be adopted by the company and by its subsidiaries, and to be suggested to the affiliated companies;

g.2) to define the long-term global strategy to be adopted by the company and its subsidiaries and to be suggested to affiliated companies;

g.3) to decide upon the participation of the company as partner or shareholder in other companies, as well as on the sale or encumbrance of such participation;

g.4) to decide upon the formation of joint-ventures or upon entering partnerships of whatever nature and rescission thereof;

h) to submit, upon previously consulting with the Chief Executive Officer, for approval by the Management Board the orientation of corporate vote in the decision-making bodies of the associations and societies to which the company is affiliated.

## TITLE V
**Fiscal Committee**

Article 25 The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members, who shall be paid the minimum remuneration stipulated in law.

Article 26 In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

## TITLE VI
Corporate Committee

Article 27 Annually, based on Article 160 of Law 6404/76, the General Meeting may install the Corporate Committee, composed by a minimum of two (2) and a maximum of eight (8) members, to serve for 1-year terms; the members of the Committee must have corporate knowledge and experience in their areas of activity, and must be or must have been employees of the company. The members of the Corporate Committee shall be elected and/or removed by the General Meeting at any time.

Article 28 The Corporate Committee shall be presided by one if its members, to be appointed for the post of President by the General Meeting that elected the members of said Committee, and the General Meeting may also appoint one or more Vice-Presidents for that Committee.

Paragraph One In case of impediment or absence, the President of the Corporate Committee shall appoint his substitute, and, should this not happen, he shall be substituted by any other member of the Committee appointed by the Chief Executive Officer.

Paragraph Two - In case of temporary impediment or absence of any other member of the Corporate Committee, the Chairman of the Board of Directors, upon consulting with the Chief Executive Officer, shall appoint his substitute from among the officers of the company.

Paragraph Three - If there is a vacancy in the Corporate Committee, provided observance to the minimum composition foreseen in Article 27 of these Bylaws, the Board of Directors, upon consulting with the Chief Executive Officer shall decide upon filling such vacancy, and in case of substitution, such substitute shall complete the term of the member replaced.

Paragraph Four In all cases referred to in the previous paragraphs, the designated substitute shall be invested of all rights of the member replaced, including the right to vote in the meetings of the said Board, except the right to receive the remuneration attributed to the person replaced.

Paragraph Five The Corporate Committee shall present its manifestations and/or suggestions both to the Board of Directors and to the Management Board, according to the nature of the subject and the specific competence of these boards.

Article 29 The Board of Directors and the Management Board may consult with the Corporate Committee, when installed, regarding matters of relevant corporate interest, such as:

a) increase or reduction of the capital stock;

b) issuance of debentures or other securities;

c) spin-off, merger or incorporation of the company or participation of the company in similar operations carried out by third parties;

d) distribution of extraordinary dividends;

e) expansion, reduction or amendment of the corporate object;

f) affiliation with other companies or initial or subsequent participation in other companies, as well as the disposal of any equity interest that is part of the fixed assets of the company;

g) bringing judicial action against public authorities;

h) constitution of mortgage or lien on any real property of the company;

i) offer of guarantees and/or sureties on behalf of companies in which the Company is a partner or a shareholder, and on behalf of third parties, in special cases of relevant interest to the Company, as deemed and resolved by the Management Board, observing, however, the guidelines set for the such matters by the Board of Directors;

j) opening or closing of controlled companies abroad;

k) closing of the company capital stock;

l) filing for composition with creditors or voluntary declaration of bankruptcy;

m) winding down the corporate businesses, dissolution and liquidation of the company;

n) practicing any action, which at the discretion of the Board of Directors or of the Management Board, are of fundamental or extraordinary importance for the company, or which may become important in such sense, including:

n.1) guidelines for the financial policy;

n.2) guidelines for the human resources policy.

Sole Paragraph Manifestations and/or suggestions of the Corporate Committee must be given in writing and approved by the majority of the members; any dissident members are entitled to vote separately, which shall be incorporated to the written resolution of the winning majority, to support the resolution that the Board of Directors and/or the Management Board must adopt about the matter.

## TITLE VII
## Financial Statements and Allocation of Net Profits

Article 30 The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the financial statements shall be prepared, to be submitted by the Management Board to the General Ordinary Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

- At least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;
- if applicable, the amounts required and allowed for the reserves referred to in Articles 195 and 197, respectively of the Corporate Law;
- At least twenty-five per cent (25%) of the adjusted net profit, for distribution as dividend to all the shareholders, which will be declared and paid in full compliance with any rights, preemptive conditions and benefits of the existing preferred shares, as provided in law and in these Bylaws and, when this is the case, as per the resolutions of the General Meeting;
- up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One The balance of the adjusted net profits, if any, shall be allocated as proposed by the Management Board, with a favorable opinion of the Board of Directors by resolution of the Ordinary General Meeting.

Paragraph Two - According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution.

Paragraph Three - The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Article 31 A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) authorize the declaration and payment of semiannual dividends, as part of annual dividend;
b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend

paid in each half of the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

d) pay interest to stockholders, as remuneration on own equity and, in this case, any amounts thus disbursed may be added to the amount of compulsory dividends foreseen in law or in these Bylaws.

Article 32 The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission.

## TITLE VIII
## Liquidation

Article 33 The company shall be liquidated in the cases provided by law.

São Paulo, the 3rd of September, 2002.

| | |
|---|---|
| ------------------------------------ | -------------------------------------- |
| Boris Tabacof<br>Chief Executive Officer | José Carlos Penteado Masagão<br>Secretary |

FILE № 82-3550

# COMPANHIA SUZANO DE PAPEL E CELULOSE

**Publicly Held Company**

**CNPJ/MF N°. 60.651.726/0001-16**

**NIRE N°. 35.300.015.398**

## SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

**Held on September 03, 2002, at 4:00 p.m.**

Decisions made at the Board of Directors Meeting:

Approved the election of the Managing Board in the face of reform and restructuring of the company Baylaws deliberated in the Extraordinary General Meeting held in this date.

The Managing Board elected for a term lasting until the Ordinary General Meeting of 2003 as follows: **Presidente Director - DAVID FEFFER; Corporate Vice-President Director - DANIEL FEFFER; Superintendent Director – MURILO CESAR LEMOS DOS SANTOS PASSOS; Financial and Investor Relations Director – BERNARDO SZPIGEL; Manufacturing Director – JOSÉ MARCOS VETTORATO; Internal Market Director – CARLOS PONTINHA PEREIRA; Natural Resources Director – JOSÉ CARLOS MACEDO FERREIRA; and International Businesses and Logistic Director – ROGÉRIO ZIVIANI.**

RCASUZ-eng-030902

FILE № 82-3550

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**Publicly Held Company**

**CNPJ/MF N°· 60.651.726/0001-16**

**NIRE N°· 35.300.015.398**

SEC MAIL PROCESSING
RECEIVED
DEC 09 2002
WASH. D.C. SECTION

**SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING**

**Held on September 03, 2002, at 4:00 p.m.**

Decisions made at the Board of Directors Meeting:

Approved the election of the Managing Board in the face of reform and restructuring of the company Baylaws deliberated in the Extraordinary General Meeting held in this date.

The Managing Board elected for a term lasting until the Ordinary General Meeting of 2003 as follows: **Presidente Director - DAVID FEFFER; Corporate Vice-President Director - DANIEL FEFFER; Superintendent Director – MURILO CESAR LEMOS DOS SANTOS PASSOS; Financial and Investor Relations Director – BERNARDO SZPIGEL; Manufacturing Director – JOSÉ MARCOS VETTORATO; Internal Market Director – CARLOS PONTINHA PEREIRA; Natural Resources Director – JOSÉ CARLOS MACEDO FERREIRA; and International Businesses and Logistic Director – ROGÉRIO ZIVIANI.**

RCASUZ-eng-030902

FILE Nº 82-3550

**PUBLIC OFFERING FOR THE SWAP OF PREFERRED SHARES**

**ISSUED BY**

Bahia Sul

**BAHIA SUL CELULOSE S.A.**
**CNPJ/MF n°. 16.404.287/0001-55**
**Publicly Held Company**

**FOR PREFERRED SHARES**

**ISSUED BY**

SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**CNPJ/MF No. 60.651.726/0001-16**
**Publicly Held Company**

BANCO UBS WARBURG S.A., in its capacity as Leader Intermediator Financial Institution and J.P. MORGAN – CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., in its capacity as Contracted Intermediator Financial Institution (hereinafter collectively referred to as "INTERMEDIATORS") on behalf and on account of COMPANHIA SUZANO DE PAPEL E CELULOSE ("OFFEROR"), publicly presents to the holders of preferred shares issued by BAHIA SUL CELULOSE S.A. ("ISSUER") this Public Offering for the Swap of Preferred Shares, to enable cancellation of the registration mentioned in Article 21 of Law No. 6385/76 and Articles 4 and 4-A of Law No. 6404/76 (with the wording given by Law No. 10303/01), provided compliance with the terms of CVM Instruction No. 361/02 and the following conditions:

## 1 – PUBLIC OFFERING

The INTERMEDIATORS, on behalf and on account of the OFFEROR, are willing to receive firm commitments for the transfer of ownership of the total preferred shares of the ISSUER, except those owned by the OFFEROR, but including those held by BNDES Participações S.A. – BNDESPAR, with all the rights inherent to such shares, free and clear of any charge or lien. As of this date, the total number of preferred shares is eight hundred and seventy-nine million, two hundred and eighty-nine thousand, five hundred and nineteen (879,289,519),

(hereinafter collectively referred to as "Shares"), representing 27.29% of the capital stock of the ISSUER; out of this total, six hundred and eight million, one hundred and eighty-two thousand seven hundred and three (608,182,703) preferred shares, representing 18.88% of the capital stock of the ISSUER, are owned by a shareholder that is a related party of the OFFEROR (Article 3, VI, of CVM Instruction No. 361/02). Therefore, as of this date, excluding the shares of related parties of the OFFEROR, there are outstanding in the market two hundred and seventy-one million, one hundred and six thousand, eight hundred and sixteen (271,106,816) preferred shares, representing 8.41% of the capital stock of the ISSUER. In order to obtain the cancellation of the registration of the ISSUER, shareholders not related to the OFFEROR, holding more than two thirds (2/3) of the shares outstanding in the market, must accept this offer or expressly agree to such cancellation.

1.1. Each lot of one thousand (1,000) preferred shares of the ISSUER, the reference value of which is six hundred and forty-six reais, forty-three cents (R$ 646,43) ("Value"), shall be offered to be swapped for an amount equivalent to 49,878858 preferred shares issued by the OFFEROR, in a simultaneous transaction to be realized in the trading floor of the Bolsa de Valores de São Paulo – BOVESPA (São Paulo Exchange Stock).

Up to the date immediately prior to the date of the Auction, The shareholders of the ISSUER that accept to participate in this public offering, must transfer their shares held with the Brazilian Chamber of Liquidation and Custody ("CBLC"), to a portfolio exclusive for this purpose No. 7105-6. The negotiation of the shares deposited into this portfolio shall be restricted until the Auction settlement date. If the holder of such shares wishes to negotiate them in the market before the Auction, the position must be transferred to the portfolio available under the custody of CBLC.

The shareholders of the ISSUER holding share positions in Banco Itaú S.A., the depositary financial institution of book shares of the ISSUER, must block their shares with Banco Itaú S.A. depositing them under the custody of CBLC, as described in the previous paragraph, through a broker of their choice.

Considering the Value established for each lot of one thousand (1,000) preferred shares of the ISSUER, as well as the swap ratio described in item 1.1. of this Public Offering, if all the shareholders that are not controllers of the ISSUER and the related party accept this offer, swapping the eight hundred and seventy-nine million, two hundred and eighty-nine thousand, five hundred and nineteen (879,289,519) preferred shares owned by them, it is estimated that the increase in the capital stock of the OFFEROR shall be five hundred and sixty-eight million, three hundred and ninety-nine thousand, one hundred and twenty-two reais, seventy cents (R$568.399.122,70), with the issuance of forty-three million, eight hundred and fifty-seven thousand, nine hundred and fifty-seven (43,857,957) new preferred shares .

The wording of Article 6, sub item "b" of the Bylaws of the OFFEROR among other things, will be amended in the Extraordinary General Meeting called on the date of this publication, adapting it to Law No. 10303/01, to establish that the preferred shares of its issuance shall be entitled to payment of a dividend ten percent (10%) higher than the divided declared for the ordinary shares.

1.2. The Value was fixed based on the economic-financial evaluation of the shares (issued by the ISSUER and by the OFFEROR) independently prepared by the Banks J. P. Morgan S.A. and UBS Warburg S.A. The Value represents, approximately, 1,4837 times the equity value of the ISSUER as of September 30, 2001. The average transaction price of the

preferred shares, Class A of the ISSUER in the São Paulo Stock Exchange (BOVESPA), during the period between June 1, 2001 and June 30, 2002 was R$236,21 per thousand (1,000) shares.

All the values shown in the Evaluation Reports of the ISSUER and OFFEROR are given below:

**Evaluation Report – Banco UBS Warburg S.A.**

| **Summary of the Values** | **Suzano (R$/share)** [1] | | **Bahia Sul (R$/1,000 shares)** | |
|---|---|---|---|---|
| | Min.o | Max.o | Min.o | Max.o |
| Market Price [2] | 5,92 | 5,92 | 230,61 | 230,61 |
| Net Equity[3] | 6,02 | 6,02 | 472,43 | 472,43 |
| Economic Value based on: | | | | |
| Discounted Cash Flow [4] | 11,97 | 13,09 | 603,60 | 659,98 |
| Market Multiple (Latin America) | 7,04 | 9,71 | 327,50 | 444,41 |
| Market Multiple (United States) | 18,97 | 20,40 | 860,62 | 921,15 |
| Precedent Transactions (Brazil) | 10,29 | 16,26 | 472,60 | 736,26 |
| Precedent Transactions (Global) | 16,56 | 18,54 | 752,84 | 809,22 |

NOTES:

1 Includes the participation of 72.7% of the total equity interest in Bahia Sul

2 Average weighted price for the period 02/April/2002 to 27/May/2002 for Suzano and for period 28/May/2001 to 27/May/2002 for Bahia Sul

3 Equity Value on 31/March/2002

4 The UBS Warburg Bank considers that the evaluation method by Discounted Cash Flow is the most suitable for evaluation of the intrinsic economic value of Suzano and Bahia Sul

**Evaluation Report – Banco JP Morgan S.A.**

| **Summary of the Values** | **Suzano (R$/share)** [1] | | **Bahia Sul (R$/1,000 shares)** | |
|---|---|---|---|---|
| | Min.o | Max.o | Min.o | Máximo |
| Market Price [2] | 5,93 | 5,93 | 233,69 | 233,69 |
| Net Equity[3] | 6,02 | 6,02 | 472,43 | 472,43 |
| Economic Value based on: | | | | |
| Discounted Cash Flow [4] | 12,83 | 14,00 | 634,26 | 690,79 |
| Market Multiple (Brazil) | 6,06 | 9,52 | 305,94 | 466,79 |
| Market Multiple (Global, except Brazil) | 17,45 | 18,49 | 836,58 | 884,67 |
| Precedent Transactions (Brazil) | 12,62 | 14,35 | 611,89 | 692,31 |
| Precedent Transactions (Global, except Brazil) | 18,49 | 20,22 | 884,67 | 965,09 |

NOTES:

1 Includes the participation of 72.7% of the total equity interest in Bahia Sul
2 Average weighted price for the period 02/April/2002 to 17/June/2002 for Suzano and for period 18/June/2001 to 17/June/2002 for Bahia Sul
3 Equity Value on 31/March/2002
4 JP Morgan considers that the evaluation method by Discounted Cash Flow is the most suitable for evaluation of the intrinsic economic value of Suzano and Bahia Sul.

For determining the value reference interval per share of the OFFEROR and the reference value per 1,000 shares of the ISSUER, more emphasis was given to the Discounted Cash Flow ("DCF") methodology, considered the most suitable for evaluation of the intrinsic economic value of the OFFEROR and of the ISSUER, mainly in function of the capacity expansion plans contemplated. The methodologies of market multiples and comparable precedent transactions were used as consistency test.

1.3. The evaluations prepared by Banks J. P. Morgan S.A. and UBS Warburg S.A., are available for examination by the shareholders of the ISSUER, at the headquarters of the OFFEROR, of the ISSUER, or of the INTERMEDIATORS, and at the São Paulo Stock Exchange BOVESPA) and Securities Exchange Commission ("CVM").

1.3.1. For the purposes of Article. 24, of CVM Instruction No. 361/02, the period of fifteen (15) days for submittal of any request for revision of the Value of this Offering begins to be counted on the date of publication hereof.

1.3.1.1. The shareholders of the ISSUER, that wish to proceed with this revision, must send a written request to do so, up to September 2, 2002, against receipt, to the Superintendent Officer of the ISSUER, with offices at Rua Fernandes Coelho, 85 – 10° andar, in the city of São Paulo, state of São Paulo, CEP 05423-040; the request must be duly supported by convincing elements that show failure or inaccuracy of the methodology used for calculation or in the criteria of evaluation adopted, and should include a request for a special meeting to be called of the shareholders that own shares outstanding.

1.3.1.2. Provided that the signatories of the request for revision of the Value are holders of shares representing at least 10% of the shares outstanding in the market, and that the supporting elements presented are adequate, unequivocally demonstrating that there has been failure or inaccuracy in the methodology used for calculation or in the criteria of evaluation adopted, the officers of the ISSUER shall call the special meeting referred to above, within eight (8) days after the receipt of such request.

1.3.1.3. Once a request is received, and provided this is compliant with all the requisites established in item 1.3.1.2., if the officers of the ISSUER fail to call the special meeting of the shareholders owners of shares outstanding in the market, the signatories of the request may themselves call the special meeting.

1.3.1.4. The shareholders of the ISSUER, owners of shares outstanding in the market that have requested revision of the Value, as well as the shareholders that agree with the preparation of the new evaluation are advised that they shall reimburse the ISSUER for the costs incurred, if the new evaluation prepared as a result of the

resolution of the special meeting, assesses a value for this Offering, equal to or lower than the Value established by the OFFEROR.

1.3.1.5. In case a Value revision request is submitted, the OFFEROR shall provide publication of Relevant Fact notices as stipulated in Article 24 of CVM Instruction No. 361/02, especially as regards: (a) postponement of the Auction, if the registration of this Offering has already been granted, informing the date fixed for holding the special meeting, should this be the case, (b) reinstatement of the time frame set for this Offering, if the special meeting resolves against a new evaluation, or if a new evaluation is made and the value assessed is equal to or lower than the Value established (c) sustainment or not of this Offering, if the new evaluation assesses a value higher than the Value set for this Offering.

1.4. To accomplish the swap as mentioned in item 1.1. the following procedure shall be adopted. Each shareholder of the ISSUER that accepts this Offering shall be entitled to a credit entered under the name of such shareholder in the accounting records of the OFFEROR, corresponding such credit to the Value of R$ 646,43 per 1,000 preferred shares of the ISSUER. This credit shall be capitalized to increase the capital stock of the OFFEROR, paying up the shares to be issued for such increase by the transfer to the OFFEROR of the ownership of the corresponding shares of the ISSUER. The transfer to the OFFEROR of the shares of the ISSUER is conditioned to the simultaneous receipt of evidence that such shares were registered in the name of the acceptor of the offer made hereby, in the proper records of the OFFEROR, as preferred shares issued by the OFFEROR in the number resulting from the swap ratio referred to in item 1.4 of this Offering.

1.4.1. The capital increase referred to in item 1.4. above shall comply with the provisions of Article 171, Paragraph 2, of Law No. 6404/76, especially as regards the exercise by the shareholders of the OFFEROR, of preemptive rights for subscription of shares of the capital increase, in proportion to their interest in the capital stock of the OFFEROR, provided compliance with the provisions of Article 171, Paragraph 1, letter "b", of Law No. 6404/76.

1.4.2. In case the shareholders of the OFFEROR decide to exercise their preemptive rights for subscription of shares of the capital increase of the OFFEROR, these preemptive rights shall be exercised in face of NEMOFEFFER S.A., the controlling shareholder of the OFFEROR and NEMOFEFFER shall deliver the shares issued by the OFFEROR that it holds, for the consideration, in domestic currency, at sight, corresponding to R$12,96 per share delivered.

1.4.3. At 5:00 p.m. of the day set for holding the Auction as per item 1.10 of this Offering ("Auction"), the Board of Directors of the OFFEROR shall meet to resolve upon the capital increase, by private subscription, in the exact amount of the credits entered under the name of those accepting this Offering, against the OFFEROR, and for this reason the increase shall be approved in this same Meeting.

1.4.4. The credit corresponding to the Value of one thousand (1,000) shares shall entitle those who accept this public offering to subscribe 49,878858 preferred shares issued by the OFFEROR. The issuance price of the preferred shares of the OFFEROR is twelve reais and ninety six cents (R$ 12,96) per share. The swap ratio of the preferred shares of the ISSUER (the ownership of which shall be transferred to the OFFEROR by those who accept this public offering) for preferred shares issued by the OFFEROR, to be

subscribed by the acceptors of this offering, results from the comparison made between the economic value of the shares and the Value, assessed according to the same criteria, of the preferred shares issued by the OFFEROR, as per the economic-financial evaluations independently prepared by the Banks J. P. Morgan S.A. and UBS Warburg S.A.

1.4.5. Provided observance of the rate mentioned in item 1.4.4, the shareholder of the ISSUER that does not own shares of the ISSUER in sufficient number for subscription of one (1) share issued by the OFFEROR, may buy preferred shares of the ISSUER on the market, in order to complete the number of shares required for the subscription of shares of the OFFEROR. If the shareholder does not wish to buy preferred shares of the ISSUER on the market, and, since it is not possible to subscribe fractions of shares issued by the OFFEROR, the shareholder shall be entitled to receive from NEMOFEFFER S.A, the controlling shareholder of the OFFEROR, free of cost, on the date of liquidation of the transaction (D+3), one (1) additional preferred share issued by the OFFEROR, and the OFFEROR shall keep the fraction of the share of such shareholder.

1.5. The preferred shares issued by the OFFEROR, to be subscribed by the shareholders not controlled by the ISSUER that accept this public offering, with equal rights as assured to shares of that class issued by the OFFEROR, shall be entitled to receive any rights referring to fiscal year 2002 that may be declared. The rights assured by the Bylaws of the OFFEROR to its preferred shares, after the amendment of Article 6, letter "b", referred to in the last paragraph of item 1.1. above, are the following:

a) Priority in the reimbursement of capital, without bonus;
b) dividend, per preferred share, ten percent (10%) higher than the dividend assigned to each ordinary share;
c) participation, under equal conditions with the ordinary shares in the receipt of stock dividends resulting from the capitalization of reserves or funds of whatever nature, or fractioning should this be the case; and
d) all other rights assigned to the ordinary shares, except for voting rights.

1.6. This offer, which is irrevocable for the OFFEROR, except in the event as foreseen in Article 5, Paragraph 6, of CVM Instruction No. 361/02 (item 1.3.1.5, letter "c", of this Offering), shall only be consummated if, within the period set for settlement of the Auction mentioned in item 1.13 here below, the accepting shareholder receives, in substitution for any preferred share of the ISSUER owned by him, a preferred share issued by the OFFEROR, observing the swap ratio defined in item 1.4.4. of this Offering. If the acceptor fails to receive any share to which it is entitled, the obligation to transfer the preferred shares issued by the ISSUER is automatically canceled, and, in this case, the acceptor of this offer shall return to be the full owner, free and clear of any charges or liens, of the preferred shares issued by the ISSUER, held by him, with all the rights inherent to them, and the subscription of the corresponding shares issued by the OFFEROR shall not occur, nor shall any indemnification be due to the shareholders of the ISSUER that accepted this offer.

1.6.1. The OFFEROR shall bear full responsibility for the fulfillment of all obligations incumbent upon OFFEROR, and the INTERMEDIATORS shall be exempt from any responsibility regarding such obligations.

1.7. This offer is not conditioned to fulfillment of the requisites necessary for the cancellation of the publicly-owned company registration of the ISSUER foreseen in Article 16 of CVM Instruction No. 361/02. Therefore, if such requisites are not complied with, the OFFEROR shall buy up to one third (1/3) of the shares outstanding on the market. In case of acceptance by shareholders of the ISSUER representing more than 1/3 and less than 2/3 of the shares outstanding on the market, the apportionment as mentioned in Article 15, sub item I, of CVM Instruction No. 361/02 shall be made, so that only a number of shares representing one third (1/3) of the shares of the ISSUER outstanding on the market shall be acquired. The acquisition of preferred shares of the ISSUER that are currently held by related parties of the OFFEROR (Art. 3, VI, of CVM Instruction No. 361/02), shall not be subject to the apportionment foreseen hereunder.

1.8. During the period from August 17, 2002 and September 16, 2002, the shareholders that accepted to transfer their shares under the conditions hereof, must qualify themselves, personally or by proxies duly constituted with the brokers of their free choice, or with the brokers indicated in item 1.10 here below, with the following documents, according to the case:

- Individuals – certified copy of the Individual Taxpayer (CPF/MF) Card and of the ID-RG Card. Representatives of estates, minors, persons under interdiction and shareholders represented by proxy shall present also documentation granting representation powers, and original or certified copies of the Individual Taxpayer (CPF/MF) and of the ID-RG Card of the representatives;
- Corporate Entity - certified copy of the latest version of the Bylaws or consolidated articles of incorporation, Corporate Taxpayer (CNPJ) card, corporate acts granting powers of representation, and original or certified copies of the Individual Taxpayer (CPF/MF) Card and of the ID-RG Card of the company representatives.

The brokers that represent the shareholders that accepted this offer shall comply with the provisions of item 1.11. below.

1.9. This offer is valid for a period of thirty (30) days, beginning on August 17, 2002 and ending at 5:00 p.m., of September 16, 2002, when the time shall expire for the interested shareholders to qualify for the transfer of shares as described in item 1.1. The shareholders of the ISSUER, that fail to qualify within the time frame stipulated in item 1.8. above, may swap their shares during the Auction (as per item 1.10 below), provided compliance to the rules of this Offering, it being certain that said shareholders (that have not qualified but came to swap their shares) shall not be counted for the effect of agreeing with the cancellation of the registration of the ISSUER as a publicly-owned company.

1.10. The Auction shall be held at the trading floor of the São Paulo Stock Exchange - BOVESPA, on September 20, 2002, at 1:00 p.m.; the brokers acting on behalf and on account of the INTERMEDIATORS are: J.P. MORGAN Corretora de Câmbio e Valores Mobiliários S.A. (hereinafter "JP Morgan"), at Av. Brigadeiro Faria Lima, 3729 – 14° andar (parte) – São Paulo – SP. – Tel. (011) 3048-3718 – Fax No. (011) 3048-3911 – e-mail: solange.c.rossi@jpmorgan.com, and UBS WARBURG Corretora de Câmbio e Valores Mobiliários S.A. (hereinafter "UBS Warburg"), at Praia de Botafogo, 228, 16°. andar – ala B – Rio de Janeiro – RJ. - Tel. (021) 2555-3000 – Fax no. (021) 2551-0792 – e-mail – rafaella.sarturi@ubsw.com.

The transactions referring to this swap operation shall be registered under codes: "SUZA11L" (preferred shares issued by the OFFEROR), "BSUL5L" and "BSUL6L" (preferred shares of the ISSUER classes A and B, respectively).

1.11. On the day set for the Auction, up to 12:00 noon, the brokers in charge of the commitments for the swap of shares that represent the acceptors, shall hand their offers directly to Head of the Trading Floor of BOVESPA, or shall register them in the *Mega-Bolsa* System. For registration in the *Mega-Bolsa* the negotiation code shall be, according to the case, "BSUL5L" and "BSUL6L" for the preferred shares of the ISSUER classes A and B, respectively.

1.12. No cancellation or changes of any swap offer will be permitted after 12:00 noon of the day of the Auction. Changes to swap conditions for better ratios shall be allowed during the Auction, exclusively by outcry bids.

1.13. Brokers are allowed to freely interfere when representing third-party buyers at the Auction, as long as this is for the total shares for which transfer was committed, since this is a public offering the purpose of which is the cancellation of the registration as a publicly-owned company. Any buying interference is conditioned to prior registration with the Securities Exchange Commission (CVM), by the interfering buyers of any competing public offering, under the provisions of Art. 13 of CVM Instruction No. 361/02. IT IS CERTAIN THAT, ONCE ALL THE REQUISITES FOR CANCELLATION OF THE REGISTRATION OF PUBLICLY HELD COMPANY HAVE BEEN FULFILLED, THE OFFEROR SHALL PROCEED TO DO THIS CANCELLATION WITH THE COMISSÃO DE VALORES MOBILIÁRIOS (CVM).

1.14. Settlement of the Auction shall be made according to the rules of the Brazilian Chamber of Liquidation and Custody (CBLC). Since this is a special operation, CBLC shall not assume the condition of counterpart in its settlement. Broker's fee, charges and settlement rate, arising from the participation in the public offering, shall be borne by the swappers (OFFEROR and acceptors). As from the day of settlement of the Auction, all the preferred shares issued by the OFFEROR and delivered to the shareholders of the ISSUER, shall be free for trading.

## 2 – CANCELLATION OF REGISTRATION

As was widely announced on the market in relevant facts published on 26Sept2001, 14Nov2001 and 06Feb2002, studies were carried out, upon request of the Managing bodies of the OFFEROR and of the ISSUER, on the convenience and opportunity of implementing the unification of the administrative and operational structure of the two companies that operate in the same industry of pulp and paper. Such studies led to the conclusion that, aiming at obtaining greater market value for the shareholders of both the OFFEROR and the ISSUER, the registration of the ISSUER as a publicly held company must be cancelled, with the migration of the minority shareholders to the OFFEROR, thus allowing: (a) the optimization of the synergies between the two companies, as well as (b) the consolidation of the shares outstanding on the market (free float) under one sole publicly held company, increasing the liquidity for the shareholders of both companies.

**3 – INFORMATION ON THE ISSUER**

3.1. The ISSUER is a corporation engaged in the manufacture, trade, imports and exports of pulp, paper and other products originated from the transformation of forest essences. The company has one (1) manufacturing plant in operation. The ISSUER sells its products in the internal market, in addition to the export sales to various countries of Latin America, Europe, North America and Asia.

3.1.1. The ISSUER has not other securities of its issuance outstanding in the market.

3.2. SHAREHOLDING STRUCTURE OF THE CAPITAL STOCK OF THE ISSUER as of April 30, 2002.

The paid up capital stock is one billion, two hundred and thirty-eight million, twenty-three thousand, eight hundred and thirty reais, eighty-one cents (R$ 1.238.023.830,81), divided in three billion, two hundred and twenty-one million, eight hundred and fifty-nine thousand and seven hundred (3,221,859,700) shares, of which one billion, three hundred and sixty-four million, three hundred and fifty-six thousand, eight hundred and fifty-six (1,364,356,856) are ordinary shares, and one billion, eight hundred and thirty-three million, three hundred and thirteen thousand, eight hundred and twenty-five (1,833,313,825) are preferred shares Class "A" and twenty-four million, one hundred and eighty-nine thousand and nineteen (24,189,019) are preferred shares Class "B".

| Shareholder | Ordinary Shares | Preferred Shares Class "A" | Preferred Shares Class "B" | Total | % |
|---|---|---|---|---|---|
| Cia. Suzano de Papel e Celulose | 1,364,356,856 | 961,441,117 | 16,772,208 | 2,342,570,181 | 72.71 |
| BNDES Participações S.A. BNDESPAR | | 595,631,438 | | 595,631,438 | 18.49 |
| Directors/Officers of the ISSUER and of the OFFEROR and Related Parties of the OFFEROR | | 12,335,038 | 216,227 | 12,551,265 | 0.39 |
| **Others (*)** | | 263,906,232 | 7,200,584 | 271,106,816 | 8.41 |
| **Total** | 1,364,356,856 | 1,833,313,825 | 24,189,019 | 3,221,859,700 | 100.00 |

(*) Parties not related to the OFFEROR.

3.3. ECONOMIC-FINANCIAL INDICATORS OF THE ISSUER, IN R$ 000 CORPORATE LAW (Consolidated):

| R$ 000 | 31Dec1999 | 31Dec2000 | 31Dec2001 | 31Dec2002 |
|---|---|---|---|---|
| Paid-up Capital | 1.543.284 | 1.236.609 | 1.238.024 | 1.238.024 |
| Net Equity | 1.226.707 | 1.406.716 | 1.497.967 | 1.522.094 |
| Net Operational Income | 586.685 | 734.260 | 774.410 | 173.873 |
| Operational Profit | -143.491 | 209.835 | 110.046 | 33.444 |
| Net Profit | 20.255 | 215.206 | 107.115 | 24.127 |
| Total Liabilities | 1.121.580 | 1.006.572 | 1.480.704 | 1.227.524 |
| Number of Shares | 3,214,616,344 | 3,216,807,525 | 3,221,859,700 | 3,221,859,700 |
| Profit/Share | -0,0063 | 0,0669 | 0,0332 | 0,0075 |
| Net equity per Share | 0,3816 | 0,4373 | 0,4649 | 0,4724 |
| Total Liabilities / Net Equity | 0,9143 | 0,7155 | 0,9885 | 0,8065 |
| Net Profit / Net Equity | 0,0165 | 0,1530 | 0,072 | 0,0159 |
| Net Profit /Net Income | 0,0345 | 0,2931 | 0,1383 | 0,1388 |
| Net Profit /Capital Stock | 0,0131 | 0,1740 | 0,087 | 0,0195 |

**Source**: 1999, 2000 and 2001 – Balance Sheets published on 31March2002, Quarterly Information (ITR) made available to the CVM and BOVESPA.

3.4. TRADING OF ISSUER's PREFERRED SHARES, CLASS "A" ON BOVESPA.

| Month | Quantity Traded | Volume (R$) | Minimum Price (R$/1000 shares) | Average Price (R$/1000 shares) | Maximum Price (R$/1000 shares) |
|---|---|---|---|---|---|
| June/01 | 18,870,000 | 4.039.867 | 190,00 | 214,09 | 235,00 |
| July/01 | 12,680,000 | 2.532.135 | 185,01 | 199,70 | 210,00 |
| Aug/01 | 30,300,000 | 5.510.437 | 173,00 | 181,86 | 190,50 |
| Sept/01 | 4,470,000 | 779.920 | 151,15 | 174,48 | 192,00 |
| Oct/01 | 18,180,000 | 3.571.884 | 170,00 | 196,47 | 214,00 |
| Nov/01 | 13,180,000 | 2.865.248 | 195,00 | 217,39 | 245,00 |
| Dec/01 | 14,600,000 | 3.508.501 | 230,00 | 240,31 | 257,00 |
| Jan/02 | 21,580,000 | 6.035.929 | 249,00 | 279,70 | 315,00 |
| Feb/02 | 8,050,000 | 2.229.543 | 260,00 | 276,96 | 294,00 |
| Mar/02 | 18,910,000 | 5.007.246 | 253,00 | 264,79 | 279,00 |
| April/02 | 15,880,000 | 4.513.670 | 269,99 | 284,24 | 305,00 |
| May/02 | 6,570,000 | 1.774.779 | 260,00 | 270,13 | 280,00 |
| June/02 | 22,980,000 | 6.331.085 | 263,00 | 275,50 | 292,95 |

**Source**: ISSUER

Note: Considering that the OFFEROR owns the total number of ISSUER's ordinary shares, no shares of this type are traded in any Stock Exchange. No preferred shares, Class "B" were traded during the period.

3.5. The registration in the name of the ISSUER, mentioned in Article 21 of Law 6385/76, is updated.

**4 - INFORMATION ON THE OFFEROR**

4.1. The OFFEROR is a publicly held company with a capital stock of six hundred and fifty four million reais (R$654.000.000,00) divided in two hundred and twenty-one million, one hundred and ninety-four thousand, three hundred and eighty (221,194,380) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and twenty-three million, eight hundred and nineteen, nine hundred and twenty-two (123,819,922) are preferred shares .The OFFEROR has its headquarters at Avenida Brigadeiro Faria Lima No. 1355 – 5° ao 10° e 12° andares, in the city of São Paulo, state of São Paulo.

4.2. The corporate object of the OFFEROR the manufacture, trade, imports and exports of pulp, paper and other products originated from the transformation of forest essences.

4.3. If all the shareholders of the ISSUER, to which this Offering is directed, accept the swap proposal hereby made by the OFFEROR, the capital stock of the OFFEROR shall be increased by five hundred and sixty-eight million, three hundred and ninety-nine thousand, one hundred and twenty-two reais, seventy cents (R$568.399.122,70), with the private issuance of forty-three million, eight hundred and fifty-seven thousand, nine hundred and fifty-seven (43.857.957) preferred shares, having the same rights assured to the other preferred shares of the OFFEROR, such rights being those described in item 1.5. of this Public Offering.

4.3.1. Banco Itaú S.A. is contracted by the OFFEROR to perform issuance agent services.

4.3.2. To subscribe the preferred shares issued by the OFFEROR, the recipients of this offer that wish to subscribe, need only to accept the proposal made to them hereby, transferring to the name of the OFFEROR the shares owned by them, observing the procedures described in items 1.4, 1.8 and 1.9 of this Offering.

4.3.3. The increase of the capital stock of the OFFEROR, by private subscription, to be resolved upon in the Meeting of the Board of Directors mentioned in item 4.3 above, shall be destined to the shareholders of the ISSUER that accept this Offering. As to the shareholders of the OFFEROR that wish to subscribe said preferred shares, exercising the preemptive right granted to them by law, the procedures as described in item 1.4.2. of this Offering shall apply.

## 5 SWAP OF SHARES AFTER CANCELLATION OF THE REGISTRATION AS PUBLICLY HELD COMPANY

5.1. Once the period of this Offering has expired and if the ISSUER obtains cancellation of its registration as a publicly held company, the OFFEROR, under the conditions stipulated herein, undertakes to accept the swap of ownership of the shares owned by the shareholders that are not controllers of the ISSUER, who have not accepted this offering, for a period of three (3) months after the Auction is held. The Value for the swap of the shares shall be the same as the value stipulated in item 1.1. of this Offering, without any adjustment. Likewise, the price for issuance of the shares of the OFFEROR shall also be the same as the value stipulated in item 1.4.2. of this Offering, maintaining, therefore, the shares swap ratio.

5.2. Any shareholder of the ISSUER that wishes to exercise the right referred to in item 5.1. above, within the period mentioned, shall contact the OFFEROR or the INTERMEDIATORS, in writing, stating the number of shares that they wish to transfer; once the request formulated by a minority shareholder of ISSUER is received, if the OFFEROR has preferred shares of its own issuance to satisfy the request of the minority shareholder of ISSUER, the OFFEROR may transfer the ownership of such treasury shares to the acceptor of this offer, observing the swap ratio stipulated in item 1.4.4. of this Offering, and the OFFEROR shall deliver, within three (3) working days, as from the date of receipt of the request, preferred shares of its own issuance, observing the same ratio stipulated in item 1.4.4. of this Offering.

5.3. If for any reason the OFFEROR does not have preferred treasury shares of its own issuance to deliver to the minority shareholder of ISSUER that has exercised the right granted according to Article 10, Paragraph 2, of CVM Instruction No. 361/02, the Value corresponding to the shares that shall be transferred to the OFFEROR, shall be credited with the OFFEROR, in the name of the respective shareholder of the ISSUER, for future subscription of preferred shares issued by the OFFEROR, observing the same ratio stipulated in item 1.4.4. of this Offering. For this purpose, up to the third working day following expiry of said 3-month period, the OFFEROR undertakes to resolve upon the increase of his capital stock, in order to allow delivery, within the three (3) working days following expiry of the legal period set for exercise of preemptive rights, of the new preferred shares of its issuance to the shareholders of the ISSUER that have exercised during such period the right granted to them by Article 10, Paragraph 2, of CVM Instruction No. 361/02, and which have not yet received the preferred shares issued by the OFFEROR.

5.4. Provided observance of the ratio stipulated in item 1.4.4. of this Offering, if the shareholder that has exercised its right, as mentioned in item 5.1 above, does not have a number of shares that imply the receipt of a fraction of share issued by the OFFEROR, the shareholder shall be entitled to receive from NEMOFEFFER S.A, the controlling shareholder of the OFFEROR, free of cost, on the date of liquidation of the transaction (D+3), one (1) additional preferred share issued by the OFFEROR, and the OFFEROR shall keep the fraction of the share of such shareholder.

## 6- SUPERVENING OBLIGATIONS OF THE OFFEROR

6.1. The OFFEROR undertakes to pay to the minority shareholders of the ISSUER that accept this Offering, the excess difference, if any, between the Value set for this Offering, adjusted for inflation, as from the date of the Auction, by the variation of the TR, (Reference Index) and (a) the value that the OFFEROR may obtain for the sale of the controlling shares of the ISSUER, when such sale takes place within one (1) year of the date of the Auction and (b) the price per share that would be due or which may come due if within one (1) year after the Auction is held, any fact occurs that requires mandatory realization of a public offering, among those facts referred to in Article 2, sub items I to III, of CVM Instruction No. 361/02.

The ISSUER, the OFFEROR and their related parties shall not make a new public offering of the preferred shares of the ISSUER, except after one (1) year has elapsed since the date of the Auction.

6.2. If one (1) year after the date of the Auction, the ISSUER obtains approval for the realization of any other corporate event that may originate the right to withdraw, the OFFEROR undertakes to pay to the shareholders that are not controllers of the ISSUER, the excess difference, if any, between the reference value set for this Offering, adjusted for inflation, as from the date of the Auction, by the variation of the TR, and the value to which they would be entitled if they still were shareholders of the ISSUER and were dissident regarding the resolution.

6.3. Payments referred to in items 6.1. and 6.2. shall be made in cash.

## 7- OTHER INFORMATION

7.1. The INTERMEDIATORS represent that they do not own, nor do they manage in whatsoever manner, the shares issued by the ISSUER.

7.2. JPMorgan informs that J.P. Morgan International Inc., a company of the JPMorgan Chase Group engaged in the activity of "Private Equity", detains twenty-two million, six hundred and seventy-eight thousand (22,678.000) preferred shares of the OFFEROR, representing, respectively, 18.32% of the preferred shares and 10.25% of the total capital of the OFFEROR.

7.3. The OFFEROR and the INTERMEDIATORS represent that they are not aware of any fact of circumstance not disclosed to the public that may materially affect the results of the ISSUER or the price of ISSUER's shares.

7.4. A list with the names of all the shareholders of the ISSUER, with their respective addresses and number of shares owned, detailed by type and class is available, in electronic version also, subject to identification and against receipt, to any party interested at the address of the OFFEROR, at the headquarters of the ISSUER, at the address of the INTERMEDIATORS, and at the Securities Exchange Commission ("CVM") and São Paulo Stock Exchange (BOVESPA).

7.5. In case the ISSUER decides to exercise the right granted under Article 4 Paragraph 5 of Law 6404/76, the deposit in the amount of the redemption shall be within fifteen (15) days of the resolution approving the redemption, in a financial institution having branches capable of effecting payment to the shareholders, at least in the locations where the headquarters of the ISSUER and the São Paulo Stock Exchange (BOVESPA) are located, and in the capitals of all states of the country, disclosing the information at the time, by means of publication of relevant fact.

7.6. Additional information regarding this Public Offering, including copies of the share price evaluation documents and Quarterly Information (ITR) as of 31March2002, Standard Financial Statements (DFP) – as of 31Dec2001, and Annual Information (IAN) – as of 31Dec2001, are available during normal working hours at the headquarters of the ISSUER, at Av. Magalhães Neto, s/n°, Bloco B, Sala 121 – Centro Empresarial Iguatemi II, in the city of Salvador, state of Bahia, or at its offices at Rua Fernandes Coelho, 85 – 9° / 11° andares – São Paulo – SP, at the offices of the INTERMEDIATORS or, during the hours when it is open to the public, at the Securities Exchange Commission (CVM) at Rua Sete de Setembro, 111, 5° andar in Rio de Janeiro, RJ and at Rua Formosa, n° 367, 20° andar, in São Paulo, SP.

The documents referred to herein can also be accessed at the CVM's homepage www.cvm.gov.br .

The evaluation reports referred to above and the Offering are available to any person interested at the São Paulo Stock Exchange (BOVESPA), at the headquarters of the ISSUER, at Av. Magalhães Neto, s/n°, Bloco B, Sala 121 – Centro Empresarial Iguatemi II, in the city of Salvador, state of Bahia, or at its offices at Rua Fernandes Coelho, 85 – 9° / 11° andares – São Paulo – SP, at the offices of the INTERMEDIATORS or, during the hours when it is open to the public, at the Securities Exchange Commission (CVM) at Rua Sete de Setembro, 111, 5° andar in Rio de Janeiro, RJ and at Rua Formosa, n° 367, 20° andar, in São Paulo, SP.

The documents referred to herein can also be accessed at the CVM's homepage www.cvm.gov.br and at the ISSUER's website at www.bahiasul.com.br .

Also available at the headquarters of the ISSUER, at Av. Magalhães Neto, s/nº, Bloco B, Sala 121, Centro Empresarial Iguatemi II, in the city of Salvador, state of Bahia, or at its offices at Rua Fernandes Coelho, 85 – 9° / 11° andares – São Paulo – SP, as additional help and for examination by any person interested, especially by the shareholders of the ISSUER, is the legal opinion prepared by the law firm Mariz de Oliveira, Siqueira Campos e Bianco Advogados S/C, analyzing and issuing their opinion as to the classification of the operation involving the swap of the shares of the ISSUER for shares of OFFEROR vis-à-vis the income tax law. It should be noted that the conditions of this offering for the swap of shares do not include any guarantee or assumption of responsibility on the part of the OFFEROR or on the part of the ISSUER, or on the part of the controlling shareholders regarding the tax treatment contemplated in that opinion for the operation hereunder; the analysis and decision regarding the tax aspects of the operation, as well as on all other aspects is exclusively incumbent upon the recipients of this offering that are shareholders of the ISSUER.

7.7. This Offering was registered by the Securities Exchange Commission (CVM) on August 6, 2002 under No. CVM/SRE/OPA/CAN/2002/005, and the São Paulo Stock Exchange (BOVESPA) authorized the realization of the operation on its trading floor.

## 8- STATEMENT ON THE CANCELLATION OF PUBLICLY HELD COMPANY REGISTRATION

8.1. Under the terms of CVM Instruction No. 361/02, Article 16, sub item II, cancellation of registration of a publicly held company of the ISSUER shall be granted if shareholders of the ISSUER, holders of more than two thirds (2/3) of the shares outstanding on the market accept this public offering or expressly agree with such cancellation.

8.1.1. For the purposes of Art. 21 of CVM Instruction No. 361/02, shares outstanding on the market are all the shares of the ISSUER except the shares held by the controlling shareholder, its related parties, directors and treasury shares.

8.2. The shareholders of the ISSUER wishing to express their agreement to the cancellation of the registration of the publicly held company of the ISSUER, may opt for one of the following alternatives: (a) qualify themselves to participate in the Auction, as stipulated in item 1.8. above, in which case the order for the transfer of the shares of the ISSUER held by them shall be deemed as agreement to the cancellation of the registration of the publicly held company of the ISSUER, or (b) having qualified for the Auction, manifest their express agreement to the cancellation of the registration of the publicly held company of the ISSUER by filling in and signing the form in four (4) counterparts that may be requested by telephone or by mail to the INTERMEDIATORS. The form must be completely filled in and signed with authenticated signatures of the shareholders, their representatives or proxy holders duly appointed. After the form has been filled in and signed, it shall be delivered, together with a certified copy of the documents attesting the powers of the representatives or proxy holders, if such be the case, to the INTERMEDIATORS, in an envelope marked thus: "PUBLIC OFFERING – BAHIA SUL CELULOSE S.A.".

8.3. The shareholders of the ISSUER, wishing to express their disagreement to the cancellation of the registration of the publicly held company of the ISSUER, should qualify themselves to participate in the Auction, as stipulated in item 1.8. above, and then reject this public offering.

8.4. The shareholders of the ISSUER that have not qualified themselves to participate in the Auction within the period stipulated in item 1.8. above may sell their shares in the Auction, it being certain that the shares held by such shareholders (that have not qualified for the Auction and came to sell their shares) shall not be counted for the purpose of attaining the two thirds (2/3) required for the cancellation (acceptors or consenting).

8.5. Only those manifestations received no later than 5:00 p.m. of September 16, 2002 shall be considered. Any manifestation sent after this time limit shall be disregarded, irrespective of the alleged reasons.

"THE REGISTRATION OF THIS PUBLIC OFFERING FOR THE SWAP OF SHARES WITH THE SECURITIES EXCHANGE COMMISSION (CVM) IS DONE ONLY TO GUARANTEE THE ACCESS TO THE INFORMATION SUPPLIED, AND DOES NOT IMPLY ANY GUARANTEE ON THE PART OF THE CVM, REGARDING THE VERACITY OF SUCH INFORMATION, OR OPINION AS TO THE QUALITY OF THE ISSUER COMPANY OR AS TO THE SECURITIES TO BE THE OBJECT OF THE ACQUISITION".

São Paulo, August 16, 2002

LEADER INTERMEDIATOR

UBS Warburg

CONTRACTED INTERMEDIATOR

JPMorgan

FILE Nº 82-3550

# PUBLIC OFFERING FOR THE SWAP OF PREFERRED SHARES

**ISSUED BY**

**BAHIA SUL CELULOSE S.A.**
**CNPJ/MF nº. 16.404.287/0001-55**
**Publicly Held Company**

**FOR PREFERRED SHARES**

**ISSUED BY**

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**CNPJ/MF No. 60.651.726/0001-16**
**Publicly Held Company**

BANCO UBS WARBURG S.A., in its capacity as Leader Intermediator Financial Institution and J.P. MORGAN – CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., in its capacity as Contracted Intermediator Financial Institution (hereinafter collectively referred to as "INTERMEDIATORS") on behalf and on account of COMPANHIA SUZANO DE PAPEL E CELULOSE ("OFFEROR"), publicly presents to the holders of preferred shares issued by BAHIA SUL CELULOSE S.A. ("ISSUER") this Public Offering for the Swap of Preferred Shares, to enable cancellation of the registration mentioned in Article 21 of Law No. 6385/76 and Articles 4 and 4-A of Law No. 6404/76 (with the wording given by Law No. 10303/01), provided compliance with the terms of CVM Instruction No. 361/02 and the following conditions:

## 1 – PUBLIC OFFERING

The INTERMEDIATORS, on behalf and on account of the OFFEROR, are willing to receive firm commitments for the transfer of ownership of the total preferred shares of the ISSUER, except those owned by the OFFEROR, but including those held by BNDES Participações S.A. – BNDESPAR, with all the rights inherent to such shares, free and clear of any charge or lien. As of this date, the total number of preferred shares is eight hundred and seventy-nine million, two hundred and eighty-nine thousand, five hundred and nineteen (879,289,519),

(hereinafter collectively referred to as "Shares"), representing 27.29% of the capital stock of the ISSUER; out of this total, six hundred and eight million, one hundred and eighty-two thousand seven hundred and three (608,182,703) preferred shares, representing 18.88% of the capital stock of the ISSUER, are owned by a shareholder that is a related party of the OFFEROR (Article 3, VI, of CVM Instruction No. 361/02). Therefore, as of this date, excluding the shares of related parties of the OFFEROR, there are outstanding in the market two hundred and seventy-one million, one hundred and six thousand, eight hundred and sixteen (271,106,816) preferred shares, representing 8.41% of the capital stock of the ISSUER. In order to obtain the cancellation of the registration of the ISSUER, shareholders not related to the OFFEROR, holding more than two thirds (2/3) of the shares outstanding in the market, must accept this offer or expressly agree to such cancellation.

1.1. Each lot of one thousand (1,000) preferred shares of the ISSUER, the reference value of which is six hundred and forty-six reais, forty-three cents (R$ 646,43) ("Value"), shall be offered to be swapped for an amount equivalent to 49,878858 preferred shares issued by the OFFEROR, in a simultaneous transaction to be realized in the trading floor of the Bolsa de Valores de São Paulo – BOVESPA (São Paulo Exchange Stock).

Up to the date immediately prior to the date of the Auction, The shareholders of the ISSUER that accept to participate in this public offering, must transfer their shares held with the Brazilian Chamber of Liquidation and Custody ("CBLC"), to a portfolio exclusive for this purpose No. 7105-6. The negotiation of the shares deposited into this portfolio shall be restricted until the Auction settlement date. If the holder of such shares wishes to negotiate them in the market before the Auction, the position must be transferred to the portfolio available under the custody of CBLC.

The shareholders of the ISSUER holding share positions in Banco Itaú S.A., the depositary financial institution of book shares of the ISSUER, must block their shares with Banco Itaú S.A. depositing them under the custody of CBLC, as described in the previous paragraph, through a broker of their choice.

Considering the Value established for each lot of one thousand (1,000) preferred shares of the ISSUER, as well as the swap ratio described in item 1.1. of this Public Offering, if all the shareholders that are not controllers of the ISSUER and the related party accept this offer, swapping the eight hundred and seventy-nine million, two hundred and eighty-nine thousand, five hundred and nineteen (879,289,519) preferred shares owned by them, it is estimated that the increase in the capital stock of the OFFEROR shall be five hundred and sixty-eight million, three hundred and ninety-nine thousand, one hundred and twenty-two reais, seventy cents (R$568.399.122,70), with the issuance of forty-three million, eight hundred and fifty-seven thousand, nine hundred and fifty-seven (43,857,957) new preferred shares .

The wording of Article 6, sub item "b" of the Bylaws of the OFFEROR among other things, will be amended in the Extraordinary General Meeting called on the date of this publication, adapting it to Law No. 10303/01, to establish that the preferred shares of its issuance shall be entitled to payment of a dividend ten percent (10%) higher than the divided declared for the ordinary shares.

1.2. The Value was fixed based on the economic-financial evaluation of the shares (issued by the ISSUER and by the OFFEROR) independently prepared by the Banks J. P. Morgan S.A. and UBS Warburg S.A. The Value represents, approximately, 1,4837 times the equity value of the ISSUER as of September 30, 2001. The average transaction price of the

preferred shares, Class A of the ISSUER in the São Paulo Stock Exchange (BOVESPA), during the period between June 1, 2001 and June 30, 2002 was R$236,21 per thousand (1,000) shares.

All the values shown in the Evaluation Reports of the ISSUER and OFFEROR are given below:

**Evaluation Report – Banco UBS Warburg S.A.**

| Summary of the Values | Suzano (R$/share) [1] | | Bahia Sul (R$/1,000 shares) | |
|---|---|---|---|---|
| | Min.o | Max.o | Min.o | Max.o |
| Market Price [2] | 5,92 | 5,92 | 230,61 | 230,61 |
| Net Equity[3] | 6,02 | 6,02 | 472,43 | 472,43 |
| Economic Value based on: | | | | |
| Discounted Cash Flow [4] | 11,97 | 13,09 | 603,60 | 659,98 |
| Market Multiple (Latin America) | 7,04 | 9,71 | 327,50 | 444,41 |
| Market Multiple (United States) | 18,97 | 20,40 | 860,62 | 921,15 |
| Precedent Transactions (Brazil) | 10,29 | 16,26 | 472,60 | 736,26 |
| Precedent Transactions (Global) | 16,56 | 18,54 | 752,84 | 809,22 |

NOTES:
1 Includes the participation of 72.7% of the total equity interest in Bahia Sul
2 Average weighted price for the period 02/April/2002 to 27/May/2002 for Suzano and for period 28/May/2001 to 27/May/2002 for Bahia Sul
3 Equity Value on 31/March/2002
4 The UBS Warburg Bank considers that the evaluation method by Discounted Cash Flow is the most suitable for evaluation of the intrinsic economic value of Suzano and Bahia Sul

**Evaluation Report – Banco JP Morgan S.A.**

| Summary of the Values | Suzano (R$/share) [1] | | Bahia Sul (R$/1,000 shares) | |
|---|---|---|---|---|
| | Min.o | Max.o | Min.o | Máximo |
| Market Price [2] | 5,93 | 5,93 | 233,69 | 233,69 |
| Net Equity[3] | 6,02 | 6,02 | 472,43 | 472,43 |
| Economic Value based on: | | | | |
| Discounted Cash Flow [4] | 12,83 | 14,00 | 634,26 | 690,79 |
| Market Multiple (Brazil) | 6,06 | 9,52 | 305,94 | 466,79 |
| Market Multiple (Global, except Brazil) | 17,45 | 18,49 | 836,58 | 884,67 |
| Precedent Transactions (Brazil) | 12,62 | 14,35 | 611,89 | 692,31 |
| Precedent Transactions (Global, except Brazil) | 18,49 | 20,22 | 884,67 | 965,09 |

NOTES:

1 Includes the participation of 72.7% of the total equity interest in Bahia Sul
2 Average weighted price for the period 02/April/2002 to 17/June/2002 for Suzano and for period 18/June/2001 to 17/June/2002 for Bahia Sul
3 Equity Value on 31/March/2002
4 JP Morgan considers that the evaluation method by Discounted Cash Flow is the most suitable for evaluation of the intrinsic economic value of Suzano and Bahia Sul.

For determining the value reference interval per share of the OFFEROR and the reference value per 1,000 shares of the ISSUER, more emphasis was given to the Discounted Cash Flow ("DCF") methodology, considered the most suitable for evaluation of the intrinsic economic value of the OFFEROR and of the ISSUER, mainly in function of the capacity expansion plans contemplated. The methodologies of market multiples and comparable precedent transactions were used as consistency test.

1.3. The evaluations prepared by Banks J. P. Morgan S.A. and UBS Warburg S.A., are available for examination by the shareholders of the ISSUER, at the headquarters of the OFFEROR, of the ISSUER, or of the INTERMEDIATORS, and at the São Paulo Stock Exchange BOVESPA) and Securities Exchange Commission ("CVM").

1.3.1. For the purposes of Article. 24, of CVM Instruction No. 361/02, the period of fifteen (15) days for submittal of any request for revision of the Value of this Offering begins to be counted on the date of publication hereof.

1.3.1.1. The shareholders of the ISSUER, that wish to proceed with this revision, must send a written request to do so, up to September 2, 2002, against receipt, to the Superintendent Officer of the ISSUER, with offices at Rua Fernandes Coelho, 85 – 10° andar, in the city of São Paulo, state of São Paulo, CEP 05423-040; the request must be duly supported by convincing elements that show failure or inaccuracy of the methodology used for calculation or in the criteria of evaluation adopted, and should include a request for a special meeting to be called of the shareholders that own shares outstanding.

1.3.1.2. Provided that the signatories of the request for revision of the Value are holders of shares representing at least 10% of the shares outstanding in the market, and that the supporting elements presented are adequate, unequivocally demonstrating that there has been failure or inaccuracy in the methodology used for calculation or in the criteria of evaluation adopted, the officers of the ISSUER shall call the special meeting referred to above, within eight (8) days after the receipt of such request.

1.3.1.3. Once a request is received, and provided this is compliant with all the requisites established in item 1.3.1.2., if the officers of the ISSUER fail to call the special meeting of the shareholders owners of shares outstanding in the market, the signatories of the request may themselves call the special meeting.

1.3.1.4. The shareholders of the ISSUER, owners of shares outstanding in the market that have requested revision of the Value, as well as the shareholders that agree with the preparation of the new evaluation are advised that they shall reimburse the ISSUER for the costs incurred, if the new evaluation prepared as a result of the

resolution of the special meeting, assesses a value for this Offering, equal to or lower than the Value established by the OFFEROR.

1.3.1.5. In case a Value revision request is submitted, the OFFEROR shall provide publication of Relevant Fact notices as stipulated in Article 24 of CVM Instruction No. 361/02, especially as regards: (a) postponement of the Auction, if the registration of this Offering has already been granted, informing the date fixed for holding the special meeting, should this be the case, (b) reinstatement of the time frame set for this Offering, if the special meeting resolves against a new evaluation, or if a new evaluation is made and the value assessed is equal to or lower than the Value established (c) sustainment or not of this Offering, if the new evaluation assesses a value higher than the Value set for this Offering.

1.4. To accomplish the swap as mentioned in item 1.1. the following procedure shall be adopted. Each shareholder of the ISSUER that accepts this Offering shall be entitled to a credit entered under the name of such shareholder in the accounting records of the OFFEROR, corresponding such credit to the Value of R$ 646,43 per 1,000 preferred shares of the ISSUER. This credit shall be capitalized to increase the capital stock of the OFFEROR, paying up the shares to be issued for such increase by the transfer to the OFFEROR of the ownership of the corresponding shares of the ISSUER. The transfer to the OFFEROR of the shares of the ISSUER is conditioned to the simultaneous receipt of evidence that such shares were registered in the name of the acceptor of the offer made hereby, in the proper records of the OFFEROR, as preferred shares issued by the OFFEROR in the number resulting from the swap ratio referred to in item 1.4 of this Offering.

1.4.1. The capital increase referred to in item 1.4. above shall comply with the provisions of Article 171, Paragraph 2, of Law No. 6404/76, especially as regards the exercise by the shareholders of the OFFEROR, of preemptive rights for subscription of shares of the capital increase, in proportion to their interest in the capital stock of the OFFEROR, provided compliance with the provisions of Article 171, Paragraph 1, letter "b", of Law No. 6404/76.

1.4.2. In case the shareholders of the OFFEROR decide to exercise their preemptive rights for subscription of shares of the capital increase of the OFFEROR, these preemptive rights shall be exercised in face of NEMOFEFFER S.A., the controlling shareholder of the OFFEROR and NEMOFEFFER shall deliver the shares issued by the OFFEROR that it holds, for the consideration, in domestic currency, at sight, corresponding to R$12,96 per share delivered.

1.4.3. At 5:00 p.m. of the day set for holding the Auction as per item 1.10 of this Offering ("Auction"), the Board of Directors of the OFFEROR shall meet to resolve upon the capital increase, by private subscription, in the exact amount of the credits entered under the name of those accepting this Offering, against the OFFEROR, and for this reason the increase shall be approved in this same Meeting.

1.4.4. The credit corresponding to the Value of one thousand (1,000) shares shall entitle those who accept this public offering to subscribe 49,878858 preferred shares issued by the OFFEROR. The issuance price of the preferred shares of the OFFEROR is twelve reais and ninety six cents (R$ 12,96) per share. The swap ratio of the preferred shares of the ISSUER (the ownership of which shall be transferred to the OFFEROR by those who accept this public offering) for preferred shares issued by the OFFEROR, to be

subscribed by the acceptors of this offering, results from the comparison made between the economic value of the shares and the Value, assessed according to the same criteria, of the preferred shares issued by the OFFEROR, as per the economic-financial evaluations independently prepared by the Banks J. P. Morgan S.A. and UBS Warburg S.A.

1.4.5. Provided observance of the rate mentioned in item 1.4.4, the shareholder of the ISSUER that does not own shares of the ISSUER in sufficient number for subscription of one (1) share issued by the OFFEROR, may buy preferred shares of the ISSUER on the market, in order to complete the number of shares required for the subscription of shares of the OFFEROR. If the shareholder does not wish to buy preferred shares of the ISSUER on the market, and, since it is not possible to subscribe fractions of shares issued by the OFFEROR, the shareholder shall be entitled to receive from NEMOFEFFER S.A, the controlling shareholder of the OFFEROR, free of cost, on the date of liquidation of the transaction (D+3), one (1) additional preferred share issued by the OFFEROR, and the OFFEROR shall keep the fraction of the share of such shareholder.

1.5. The preferred shares issued by the OFFEROR, to be subscribed by the shareholders not controlled by the ISSUER that accept this public offering, with equal rights as assured to shares of that class issued by the OFFEROR, shall be entitled to receive any rights referring to fiscal year 2002 that may be declared. The rights assured by the Bylaws of the OFFEROR to its preferred shares, after the amendment of Article 6, letter "b", referred to in the last paragraph of item 1.1. above, are the following:

a) Priority in the reimbursement of capital, without bonus;
b) dividend, per preferred share, ten percent (10%) higher than the dividend assigned to each ordinary share;
c) participation, under equal conditions with the ordinary shares in the receipt of stock dividends resulting from the capitalization of reserves or funds of whatever nature, or fractioning should this be the case; and
d) all other rights assigned to the ordinary shares, except for voting rights.

1.6. This offer, which is irrevocable for the OFFEROR, except in the event as foreseen in Article 5, Paragraph 6, of CVM Instruction No. 361/02 (item 1.3.1.5, letter "c", of this Offering), shall only be consummated if, within the period set for settlement of the Auction mentioned in item 1.13 here below, the accepting shareholder receives, in substitution for any preferred share of the ISSUER owned by him, a preferred share issued by the OFFEROR, observing the swap ratio defined in item 1.4.4. of this Offering. If the acceptor fails to receive any share to which it is entitled, the obligation to transfer the preferred shares issued by the ISSUER is automatically canceled, and, in this case, the acceptor of this offer shall return to be the full owner, free and clear of any charges or liens, of the preferred shares issued by the ISSUER, held by him, with all the rights inherent to them, and the subscription of the corresponding shares issued by the OFFEROR shall not occur, nor shall any indemnification be due to the shareholders of the ISSUER that accepted this offer.

1.6.1. The OFFEROR shall bear full responsibility for the fulfillment of all obligations incumbent upon OFFEROR, and the INTERMEDIATORS shall be exempt from any responsibility regarding such obligations.

1.7. This offer is not conditioned to fulfillment of the requisites necessary for the cancellation of the publicly-owned company registration of the ISSUER foreseen in Article 16 of CVM Instruction No. 361/02. Therefore, if such requisites are not complied with, the OFFEROR shall buy up to one third (1/3) of the shares outstanding on the market. In case of acceptance by shareholders of the ISSUER representing more than 1/3 and less than 2/3 of the shares outstanding on the market, the apportionment as mentioned in Article 15, sub item I, of CVM Instruction No. 361/02 shall be made, so that only a number of shares representing one third (1/3) of the shares of the ISSUER outstanding on the market shall be acquired. The acquisition of preferred shares of the ISSUER that are currently held by related parties of the OFFEROR (Art. 3, VI, of CVM Instruction No. 361/02), shall not be subject to the apportionment foreseen hereunder.

1.8. During the period from August 17, 2002 and September 16, 2002, the shareholders that accepted to transfer their shares under the conditions hereof, must qualify themselves, personally or by proxies duly constituted with the brokers of their free choice, or with the brokers indicated in item 1.10 here below, with the following documents, according to the case:

- Individuals – certified copy of the Individual Taxpayer (CPF/MF) Card and of the ID-RG Card. Representatives of estates, minors, persons under interdiction and shareholders represented by proxy shall present also documentation granting representation powers, and original or certified copies of the Individual Taxpayer (CPF/MF) and of the ID-RG Card of the representatives;
- Corporate Entity - certified copy of the latest version of the Bylaws or consolidated articles of incorporation, Corporate Taxpayer (CNPJ) card, corporate acts granting powers of representation, and original or certified copies of the Individual Taxpayer (CPF/MF) Card and of the ID-RG Card of the company representatives.

The brokers that represent the shareholders that accepted this offer shall comply with the provisions of item 1.11. below.

1.9. This offer is valid for a period of thirty (30) days, beginning on August 17, 2002 and ending at 5:00 p.m., of September 16, 2002, when the time shall expire for the interested shareholders to qualify for the transfer of shares as described in item 1.1. The shareholders of the ISSUER, that fail to qualify within the time frame stipulated in item 1.8. above, may swap their shares during the Auction (as per item 1.10 below), provided compliance to the rules of this Offering, it being certain that said shareholders (that have not qualified but came to swap their shares) shall not be counted for the effect of agreeing with the cancellation of the registration of the ISSUER as a publicly-owned company.

1.10. The Auction shall be held at the trading floor of the São Paulo Stock Exchange - BOVESPA, on September 20, 2002, at 1:00 p.m.; the brokers acting on behalf and on account of the INTERMEDIATORS are: J.P. MORGAN Corretora de Câmbio e Valores Mobiliários S.A. (hereinafter "JP Morgan"), at Av. Brigadeiro Faria Lima, 3729 – 14° andar (parte) – São Paulo – SP. – Tel. (011) 3048-3718 – Fax No. (011) 3048-3911 – e-mail: solange.c.rossi@jpmorgan.com, and UBS WARBURG Corretora de Câmbio e Valores Mobiliários S.A. (hereinafter "UBS Warburg"), at Praia de Botafogo, 228, 16°. andar – ala B – Rio de Janeiro – RJ. - Tel. (021) 2555-3000 – Fax no. (021) 2551-0792 – e-mail – rafaella.sarturi@ubsw.com.

The transactions referring to this swap operation shall be registered under codes: "SUZA11L" (preferred shares issued by the OFFEROR), "BSUL5L" and "BSUL6L" (preferred shares of the ISSUER classes A and B, respectively).

1.11. On the day set for the Auction, up to 12:00 noon, the brokers in charge of the commitments for the swap of shares that represent the acceptors, shall hand their offers directly to Head of the Trading Floor of BOVESPA, or shall register them in the *Mega-Bolsa* System. For registration in the *Mega-Bolsa* the negotiation code shall be, according to the case, "BSUL5L" and "BSUL6L" for the preferred shares of the ISSUER classes A and B, respectively.

1.12. No cancellation or changes of any swap offer will be permitted after 12:00 noon of the day of the Auction. Changes to swap conditions for better ratios shall be allowed during the Auction, exclusively by outcry bids.

1.13. Brokers are allowed to freely interfere when representing third-party buyers at the Auction, as long as this is for the total shares for which transfer was committed, since this is a public offering the purpose of which is the cancellation of the registration as a publicly-owned company. Any buying interference is conditioned to prior registration with the Securities Exchange Commission (CVM), by the interfering buyers of any competing public offering, under the provisions of Art. 13 of CVM Instruction No. 361/02. IT IS CERTAIN THAT, ONCE ALL THE REQUISITES FOR CANCELLATION OF THE REGISTRATION OF PUBLICLY HELD COMPANY HAVE BEEN FULFILLED, THE OFFEROR SHALL PROCEED TO DO THIS CANCELLATION WITH THE COMISSÃO DE VALORES MOBILIÁRIOS (CVM).

1.14. Settlement of the Auction shall be made according to the rules of the Brazilian Chamber of Liquidation and Custody (CBLC). Since this is a special operation, CBLC shall not assume the condition of counterpart in its settlement. Broker's fee, charges and settlement rate, arising from the participation in the public offering, shall be borne by the swappers (OFFEROR and acceptors). As from the day of settlement of the Auction, all the preferred shares issued by the OFFEROR and delivered to the shareholders of the ISSUER, shall be free for trading.

## 2 – CANCELLATION OF REGISTRATION

As was widely announced on the market in relevant facts published on 26Sept2001, 14Nov2001 and 06Feb2002, studies were carried out, upon request of the Managing bodies of the OFFEROR and of the ISSUER, on the convenience and opportunity of implementing the unification of the administrative and operational structure of the two companies that operate in the same industry of pulp and paper. Such studies led to the conclusion that, aiming at obtaining greater market value for the shareholders of both the OFFEROR and the ISSUER, the registration of the ISSUER as a publicly held company must be cancelled, with the migration of the minority shareholders to the OFFEROR, thus allowing: (a) the optimization of the synergies between the two companies, as well as (b) the consolidation of the shares outstanding on the market (free float) under one sole publicly held company, increasing the liquidity for the shareholders of both companies.

**3 – INFORMATION ON THE ISSUER**

3.1. The ISSUER is a corporation engaged in the manufacture, trade, imports and exports of pulp, paper and other products originated from the transformation of forest essences. The company has one (1) manufacturing plant in operation. The ISSUER sells its products in the internal market, in addition to the export sales to various countries of Latin America, Europe, North America and Asia.

3.1.1. The ISSUER has not other securities of its issuance outstanding in the market.

3.2. SHAREHOLDING STRUCTURE OF THE CAPITAL STOCK OF THE ISSUER as of April 30, 2002.

The paid up capital stock is one billion, two hundred and thirty-eight million, twenty-three thousand, eight hundred and thirty reais, eighty-one cents (R$ 1.238.023.830,81), divided in three billion, two hundred and twenty-one million, eight hundred and fifty-nine thousand and seven hundred (3,221,859,700) shares, of which one billion, three hundred and sixty-four million, three hundred and fifty-six thousand, eight hundred and fifty-six (1,364,356,856) are ordinary shares, and one billion, eight hundred and thirty-three million, three hundred and thirteen thousand, eight hundred and twenty-five (1,833,313,825) are preferred shares Class "A" and twenty-four million, one hundred and eighty-nine thousand and nineteen (24,189,019) are preferred shares Class "B".

| Shareholder | Ordinary Shares | Preferred Shares Class "A" | Preferred Shares Class "B" | Total | % |
|---|---|---|---|---|---|
| Cia. Suzano de Papel e Celulose | 1,364,356,856 | 961,441,117 | 16,772,208 | 2,342,570,181 | 72.71 |
| BNDES Participações S.A. BNDESPAR | | 595,631,438 | | 595,631,438 | 18.49 |
| Directors/Officers of the ISSUER and of the OFFEROR and Related Parties of the OFFEROR | | 12,335,038 | 216,227 | 12,551,265 | 0.39 |
| **Others (*)** | | 263,906,232 | 7,200,584 | 271,106,816 | 8.41 |
| **Total** | 1,364,356,856 | 1,833,313,825 | 24,189,019 | 3,221,859,700 | 100.00 |

(*) Parties not related to the OFFEROR.

3.3. ECONOMIC-FINANCIAL INDICATORS OF THE ISSUER, IN R$ 000 CORPORATE LAW (Consolidated):

| R$ 000 | 31Dec1999 | 31Dec2000 | 31Dec2001 | 31Dec2002 |
|---|---|---|---|---|
| Paid-up Capital | 1.543.284 | 1.236.609 | 1.238.024 | 1.238.024 |
| Net Equity | 1.226.707 | 1.406.716 | 1.497.967 | 1.522.094 |
| Net Operational Income | 586.685 | 734.260 | 774.410 | 173.873 |
| Operational Profit | -143.491 | 209.835 | 110.046 | 33.444 |
| Net Profit | 20.255 | 215.206 | 107.115 | 24.127 |
| Total Liabilities | 1.121.580 | 1.006.572 | 1.480.704 | 1.227.524 |
| Number of Shares | 3,214,616,344 | 3,216,807,525 | 3,221,859,700 | 3,221,859,700 |
| Profit/Share | -0,0063 | 0,0669 | 0,0332 | 0,0075 |
| Net equity per Share | 0,3816 | 0,4373 | 0,4649 | 0,4724 |
| Total Liabilities / Net Equity | 0,9143 | 0,7155 | 0,9885 | 0,8065 |
| Net Profit / Net Equity | 0,0165 | 0,1530 | 0,072 | 0,0159 |
| Net Profit /Net Income | 0,0345 | 0,2931 | 0,1383 | 0,1388 |
| Net Profit /Capital Stock | 0,0131 | 0,1740 | 0,087 | 0,0195 |

**Source**: 1999, 2000 and 2001 – Balance Sheets published on 31March2002, Quarterly Information (ITR) made available to the CVM and BOVESPA.

3.4. TRADING OF ISSUER's PREFERRED SHARES, CLASS "A" ON BOVESPA.

| Month | Quantity Traded | Volume (R$) | Minimum Price (R$/1000 shares) | Average Price (R$/1000 shares) | Maximum Price (R$/1000 shares) |
|---|---|---|---|---|---|
| June/01 | 18,870,000 | 4.039.867 | 190,00 | 214,09 | 235,00 |
| July/01 | 12,680,000 | 2.532.135 | 185,01 | 199,70 | 210,00 |
| Aug/01 | 30,300,000 | 5.510.437 | 173,00 | 181,86 | 190,50 |
| Sept/01 | 4,470,000 | 779.920 | 151,15 | 174,48 | 192,00 |
| Oct/01 | 18,180,000 | 3.571.884 | 170,00 | 196,47 | 214,00 |
| Nov/01 | 13,180,000 | 2.865.248 | 195,00 | 217,39 | 245,00 |
| Dec/01 | 14,600,000 | 3.508.501 | 230,00 | 240,31 | 257,00 |
| Jan/02 | 21,580,000 | 6.035.929 | 249,00 | 279,70 | 315,00 |
| Feb/02 | 8,050,000 | 2.229.543 | 260,00 | 276,96 | 294,00 |
| Mar/02 | 18,910,000 | 5.007.246 | 253,00 | 264,79 | 279,00 |
| April/02 | 15,880,000 | 4.513.670 | 269,99 | 284,24 | 305,00 |
| May/02 | 6,570,000 | 1.774.779 | 260,00 | 270,13 | 280,00 |
| June/02 | 22,980,000 | 6.331.085 | 263,00 | 275,50 | 292,95 |

**Source**: ISSUER

Note: Considering that the OFFEROR owns the total number of ISSUER's ordinary shares, no shares of this type are traded in any Stock Exchange. No preferred shares, Class "B" were traded during the period.

3.5. The registration in the name of the ISSUER, mentioned in Article 21 of Law 6385/76, is updated.

**4 - INFORMATION ON THE OFFEROR**

4.1. The OFFEROR is a publicly held company with a capital stock of six hundred and fifty four million reais (R$654.000.000,00) divided in two hundred and twenty-one million, one hundred and ninety-four thousand, three hundred and eighty (221,194,380) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and twenty-three million, eight hundred and nineteen, nine hundred and twenty-two (123,819,922) are preferred shares .The OFFEROR has its headquarters at Avenida Brigadeiro Faria Lima No. 1355 – 5° ao 10° e 12° andares, in the city of São Paulo, state of São Paulo.

4.2. The corporate object of the OFFEROR the manufacture, trade, imports and exports of pulp, paper and other products originated from the transformation of forest essences.

4.3. If all the shareholders of the ISSUER, to which this Offering is directed, accept the swap proposal hereby made by the OFFEROR, the capital stock of the OFFEROR shall be increased by five hundred and sixty-eight million, three hundred and ninety-nine thousand, one hundred and twenty-two reais, seventy cents (R$568.399.122,70), with the private issuance of forty-three million, eight hundred and fifty-seven thousand, nine hundred and fifty-seven (43.857.957) preferred shares, having the same rights assured to the other preferred shares of the OFFEROR, such rights being those described in item 1.5. of this Public Offering.

4.3.1. Banco Itaú S.A. is contracted by the OFFEROR to perform issuance agent services.

4.3.2. To subscribe the preferred shares issued by the OFFEROR, the recipients of this offer that wish to subscribe, need only to accept the proposal made to them hereby, transferring to the name of the OFFEROR the shares owned by them, observing the procedures described in items 1.4, 1.8 and 1.9 of this Offering.

4.3.3. The increase of the capital stock of the OFFEROR, by private subscription, to be resolved upon in the Meeting of the Board of Directors mentioned in item 4.3 above, shall be destined to the shareholders of the ISSUER that accept this Offering. As to the shareholders of the OFFEROR that wish to subscribe said preferred shares, exercising the preemptive right granted to them by law, the procedures as described in item 1.4.2. of this Offering shall apply.

## 5 SWAP OF SHARES AFTER CANCELLATION OF THE REGISTRATION AS PUBLICLY HELD COMPANY

5.1. Once the period of this Offering has expired and if the ISSUER obtains cancellation of its registration as a publicly held company, the OFFEROR, under the conditions stipulated herein, undertakes to accept the swap of ownership of the shares owned by the shareholders that are not controllers of the ISSUER, who have not accepted this offering, for a period of three (3) months after the Auction is held. The Value for the swap of the shares shall be the same as the value stipulated in item 1.1. of this Offering, without any adjustment. Likewise, the price for issuance of the shares of the OFFEROR shall also be the same as the value stipulated in item 1.4.2. of this Offering, maintaining, therefore, the shares swap ratio.

5.2. Any shareholder of the ISSUER that wishes to exercise the right referred to in item 5.1. above, within the period mentioned, shall contact the OFFEROR or the INTERMEDIATORS, in writing, stating the number of shares that they wish to transfer; once the request formulated by a minority shareholder of ISSUER is received, if the OFFEROR has preferred shares of its own issuance to satisfy the request of the minority shareholder of ISSUER, the OFFEROR may transfer the ownership of such treasury shares to the acceptor of this offer, observing the swap ratio stipulated in item 1.4.4. of this Offering, and the OFFEROR shall deliver, within three (3) working days, as from the date of receipt of the request, preferred shares of its own issuance, observing the same ratio stipulated in item 1.4.4. of this Offering.

5.3. If for any reason the OFFEROR does not have preferred treasury shares of its own issuance to deliver to the minority shareholder of ISSUER that has exercised the right granted according to Article 10, Paragraph 2, of CVM Instruction No. 361/02, the Value corresponding to the shares that shall be transferred to the OFFEROR, shall be credited with the OFFEROR, in the name of the respective shareholder of the ISSUER, for future subscription of preferred shares issued by the OFFEROR, observing the same ratio stipulated in item 1.4.4. of this Offering. For this purpose, up to the third working day following expiry of said 3-month period, the OFFEROR undertakes to resolve upon the increase of his capital stock, in order to allow delivery, within the three (3) working days following expiry of the legal period set for exercise of preemptive rights, of the new preferred shares of its issuance to the shareholders of the ISSUER that have exercised during such period the right granted to them by Article 10, Paragraph 2, of CVM Instruction No. 361/02, and which have not yet received the preferred shares issued by the OFFEROR.

5.4. Provided observance of the ratio stipulated in item 1.4.4. of this Offering, if the shareholder that has exercised its right, as mentioned in item 5.1 above, does not have a number of shares that imply the receipt of a fraction of share issued by the OFFEROR, the shareholder shall be entitled to receive from NEMOFEFFER S.A, the controlling shareholder of the OFFEROR, free of cost, on the date of liquidation of the transaction (D+3), one (1) additional preferred share issued by the OFFEROR, and the OFFEROR shall keep the fraction of the share of such shareholder.

## 6- SUPERVENING OBLIGATIONS OF THE OFFEROR

6.1. The OFFEROR undertakes to pay to the minority shareholders of the ISSUER that accept this Offering, the excess difference, if any, between the Value set for this Offering, adjusted for inflation, as from the date of the Auction, by the variation of the TR, (Reference Index) and (a) the value that the OFFEROR may obtain for the sale of the controlling shares of the ISSUER, when such sale takes place within one (1) year of the date of the Auction and (b) the price per share that would be due or which may come due if within one (1) year after the Auction is held, any fact occurs that requires mandatory realization of a public offering, among those facts referred to in Article 2, sub items I to III, of CVM Instruction No. 361/02.

The ISSUER, the OFFEROR and their related parties shall not make a new public offering of the preferred shares of the ISSUER, except after one (1) year has elapsed since the date of the Auction.

6.2. If one (1) year after the date of the Auction, the ISSUER obtains approval for the realization of any other corporate event that may originate the right to withdraw, the OFFEROR undertakes to pay to the shareholders that are not controllers of the ISSUER, the excess difference, if any, between the reference value set for this Offering, adjusted for inflation, as from the date of the Auction, by the variation of the TR, and the value to which they would be entitled if they still were shareholders of the ISSUER and were dissident regarding the resolution.

6.3. Payments referred to in items 6.1. and 6.2. shall be made in cash.

## 7- OTHER INFORMATION

7.1. The INTERMEDIATORS represent that they do not own, nor do they manage in whatsoever manner, the shares issued by the ISSUER.

7.2. JPMorgan informs that J.P. Morgan International Inc., a company of the JPMorgan Chase Group engaged in the activity of "Private Equity", detains twenty-two million, six hundred and seventy-eight thousand (22,678.000) preferred shares of the OFFEROR, representing, respectively, 18.32% of the preferred shares and 10.25% of the total capital of the OFFEROR.

7.3. The OFFEROR and the INTERMEDIATORS represent that they are not aware of any fact of circumstance not-disclosed to the public that may materially affect the results of the ISSUER or the price of ISSUER's shares.

7.4. A list with the names of all the shareholders of the ISSUER, with their respective addresses and number of shares owned, detailed by type and class is available, in electronic version also, subject to identification and against receipt, to any party interested at the address of the OFFEROR, at the headquarters of the ISSUER, at the address of the INTERMEDIATORS, and at the Securities Exchange Commission ("CVM") and São Paulo Stock Exchange (BOVESPA).

7.5. In case the ISSUER decides to exercise the right granted under Article 4 Paragraph 5 of Law 6404/76, the deposit in the amount of the redemption shall be within fifteen (15) days of the resolution approving the redemption, in a financial institution having branches capable of effecting payment to the shareholders, at least in the locations where the headquarters of the ISSUER and the São Paulo Stock Exchange (BOVESPA) are located, and in the capitals of all states of the country, disclosing the information at the time, by means of publication of relevant fact.

7.6. Additional information regarding this Public Offering, including copies of the share price evaluation documents and Quarterly Information (ITR) as of 31March2002, Standard Financial Statements (DFP) – as of 31Dec2001, and Annual Information (IAN) – as of 31Dec2001, are available during normal working hours at the headquarters of the ISSUER, at Av. Magalhães Neto, s/nº, Bloco B, Sala 121 – Centro Empresarial Iguatemi II, in the city of Salvador, state of Bahia, or at its offices at Rua Fernandes Coelho, 85 – 9º / 11º andares – São Paulo – SP, at the offices of the INTERMEDIATORS or, during the hours when it is open to the public, at the Securities Exchange Commission (CVM) at Rua Sete de Setembro, 111, 5º andar in Rio de Janeiro, RJ and at Rua Formosa, nº 367, 20º andar, in São Paulo, SP.

The documents referred to herein can also be accessed at the CVM's homepage www.cvm.gov.br .

The evaluation reports referred to above and the Offering are available to any person interested at the São Paulo Stock Exchange (BOVESPA), at the headquarters of the ISSUER, at Av. Magalhães Neto, s/nº, Bloco B, Sala 121 – Centro Empresarial Iguatemi II, in the city of Salvador, state of Bahia, or at its offices at Rua Fernandes Coelho, 85 – 9º / 11º andares – São Paulo – SP, at the offices of the INTERMEDIATORS or, during the hours when it is open to the public, at the Securities Exchange Commission (CVM) at Rua Sete de Setembro, 111, 5º andar in Rio de Janeiro, RJ and at Rua Formosa, nº 367, 20º andar, in São Paulo, SP.

The documents referred to herein can also be accessed at the CVM's homepage www.cvm.gov.br and at the ISSUER's website at www.bahiasul.com.br .

Also available at the headquarters of the ISSUER, at Av. Magalhães Neto, s/nº, Bloco B, Sala 121, Centro Empresarial Iguatemi II, in the city of Salvador, state of Bahia, or at its offices at Rua Fernandes Coelho, 85 – 9º / 11º andares – São Paulo – SP, as additional help and for examination by any person interested, especially by the shareholders of the ISSUER, is the legal opinion prepared by the law firm Mariz de Oliveira, Siqueira Campos e Bianco Advogados S/C, analyzing and issuing their opinion as to the classification of the operation involving the swap of the shares of the ISSUER for shares of OFFEROR vis-à-vis the income tax law. It should be noted that the conditions of this offering for the swap of shares do not include any guarantee or assumption of responsibility on the part of the OFFEROR or on the part of the ISSUER, or on the part of the controlling shareholders regarding the tax treatment contemplated in that opinion for the operation hereunder; the analysis and decision regarding the tax aspects of the operation, as well as on all other aspects is exclusively incumbent upon the recipients of this offering that are shareholders of the ISSUER.

7.7. This Offering was registered by the Securities Exchange Commission (CVM) on August 6, 2002 under No. CVM/SRE/OPA/CAN/2002/005, and the São Paulo Stock Exchange (BOVESPA) authorized the realization of the operation on its trading floor.

## 8- STATEMENT ON THE CANCELLATION OF PUBLICLY HELD COMPANY REGISTRATION

8.1. Under the terms of CVM Instruction No. 361/02, Article 16, sub item II, cancellation of registration of a publicly held company of the ISSUER shall be granted if shareholders of the ISSUER, holders of more than two thirds (2/3) of the shares outstanding on the market accept this public offering or expressly agree with such cancellation.

8.1.1. For the purposes of Art. 21 of CVM Instruction No. 361/02, shares outstanding on the market are all the shares of the ISSUER except the shares held by the controlling shareholder, its related parties, directors and treasury shares.

8.2. The shareholders of the ISSUER wishing to express their agreement to the cancellation of the registration of the publicly held company of the ISSUER, may opt for one of the following alternatives: (a) qualify themselves to participate in the Auction, as stipulated in item 1.8. above, in which case the order for the transfer of the shares of the ISSUER held by them shall be deemed as agreement to the cancellation of the registration of the publicly held company of the ISSUER, or (b) having qualified for the Auction, manifest their express agreement to the cancellation of the registration of the publicly held company of the ISSUER by filling in and signing the form in four (4) counterparts that may be requested by telephone or by mail to the INTERMEDIATORS. The form must be completely filled in and signed with authenticated signatures of the shareholders, their representatives or proxy holders duly appointed. After the form has been filled in and signed, it shall be delivered, together with a certified copy of the documents attesting the powers of the representatives or proxy holders, if such be the case, to the INTERMEDIATORS, in an envelope marked thus: "PUBLIC OFFERING – BAHIA SUL CELULOSE S.A.".

8.3. The shareholders of the ISSUER, wishing to express their disagreement to the cancellation of the registration of the publicly held company of the ISSUER, should qualify themselves to participate in the Auction, as stipulated in item 1.8. above, and then reject this public offering.

8.4. The shareholders of the ISSUER that have not qualified themselves to participate in the Auction within the period stipulated in item 1.8. above may sell their shares in the Auction, it being certain that the shares held by such shareholders (that have not qualified for the Auction and came to sell their shares) shall not be counted for the purpose of attaining the two thirds (2/3) required for the cancellation (acceptors or consenting).

8.5. Only those manifestations received no later than 5:00 p.m. of September 16, 2002 shall be considered. Any manifestation sent after this time limit shall be disregarded, irrespective of the alleged reasons.

"THE REGISTRATION OF THIS PUBLIC OFFERING FOR THE SWAP OF SHARES WITH THE SECURITIES EXCHANGE COMMISSION (CVM) IS DONE ONLY TO GUARANTEE THE ACCESS TO THE INFORMATION SUPPLIED, AND DOES NOT IMPLY ANY GUARANTEE ON THE PART OF THE CVM, REGARDING THE VERACITY OF SUCH INFORMATION, OR OPINION AS TO THE QUALITY OF THE ISSUER COMPANY OR AS TO THE SECURITIES TO BE THE OBJECT OF THE ACQUISITION".

São Paulo, August 16, 2002

LEADER INTERMEDIATOR

UBS Warburg

CONTRACTED INTERMEDIATOR

JPMorgan

FILE № 82-3550

**PUBLIC OFFERING FOR THE SWAP OF PREFERRED SHARES**

**ISSUED BY**

Bahia Sul

SEC MAIL PROCESSING
RECEIVED
DEC 09 2002
WASH, D.C. 161 SECTION

**BAHIA SUL CELULOSE S.A.**
**CNPJ/MF n°. 16.404.287/0001-55**
**Publicly Held Company**

**FOR PREFERRED SHARES**

**ISSUED BY**

SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**CNPJ/MF No. 60.651.726/0001-16**
**Publicly Held Company**

BANCO UBS WARBURG S.A., in its capacity as Leader Intermediator Financial Institution and J.P. MORGAN – CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., in its capacity as Contracted Intermediator Financial Institution in the Public Offering for the Swap of Preferred Shares publicly presents to the holders of preferred shares issued by BAHIA SUL CELULOSE S.A. in the terms of the Public Offering for the Swap of Preferred Shares ("Offering"), published at August 16, 2002, as the request of BAHIA SUL CELULOSE S.A. ("ISSUER") and of COMPANHIA SUZANO DE PAPEL E CELULOSE ("OFFEROR"), communicate that were sending to Securities Exchange Commission – CVM the Quarterly Information – ITR of the ISSUER relating to 2nd Quarterly of 2002. Thus the companies decided to up date the information of items 3.2 and 3.3 of the Offering, in under described conditions and

maintaining the other items, rights and conditions of the mentioned Offering, concerning to the publishing of last August 16.

3.2. SHAREHOLDING STRUCTURE OF THE CAPITAL STOCK OF THE ISSUER as of April 30, 2002.

The paid up capital stock is one billion, two hundred and thirty-eight million, twenty-three thousand, eight hundred and thirty reais, eighty-one cents (R$ 1.238.023.830,81), divided in three billion, two hundred and twenty-one million, eight hundred and fifty-nine thousand and seven hundred (3,221,859,700) shares, of which one billion, three hundred and sixty-four million, three hundred and fifty-six thousand, eight hundred and fifty-six (1,364,356,856) are ordinary shares, and one billion, eight hundred and thirty-three million, three hundred and thirteen thousand, eight hundred and twenty-five (1,833,313,825) are preferred shares Class "A" and twenty-four million, one hundred and eighty-nine thousand and nineteen (24,189,019) are preferred shares Class "B".

| Shareholder | Ordinary Shares | Preferred Shares Class "A" | Preferred Shares Class "B" | Total | % |
|---|---|---|---|---|---|
| Cia. Suzano de Papel e Celulose | 1,364,356,856 | 961,441,117 | 16,772,208 | 2,342,570,181 | 72.71 |
| BNDES Participações S.A. BNDESPAR | | 595,631,438 | | 595,631,438 | 18.49 |
| Directors/Officers of the ISSUER and of the OFFEROR and Related Parties of the OFFEROR | | 12,335,038 | 216,227 | 12,551,265 | 0.39 |
| **Others (*)** | | 263,906,232 | 7,200,584 | 271,106,816 | 8.41 |
| **Total** | 1,364,356,856 | 1,833,313,825 | 24,189,019 | 3,221,859,700 | 100.00 |

(*) Parties not related to the OFFEROR.

3.3. ECONOMIC-FINANCIAL INDICATORS OF THE ISSUER, IN R$ 000 CORPORATE LAW (Consolidated):

| R$ 000 | 12.31.1999 | 12.31.2000 | 12.31.2001 | 12.31.2002 |
|---|---|---|---|---|
| Paid-up Capital | 1,543,284 | 1,236,609 | 1,238,024 | 1,238,024 |
| Net Equity | 1,226,707 | 1,406,716 | 1,497,967 | 1,533,129 |
| Net Operational Income | 586,685 | 734,260 | 774,410 | 390,246 |
| Operational Profit | -143,491 | 209,835 | 110,046 | 42,934 |
| Net Profit | 20,255 | 215,206 | 107,115 | 35,162 |
| Total Liabilities | 1,121,580 | 1,006,572 | 1,480,704 | 1,419,163 |
| Number of Shares | 3,214,616,344 | 3,216,807,525 | 3,221,859,700 | 3,221,859,700 |
| Profit/Share | 0.0063 | 0.0669 | 0.0332 | 0.0109 |
| Net equity per Share | 0.3816 | 0.4373 | 0.4649 | 0.4759 |
| Total Liabilities / Net Equity | 0.9143 | 0.7155 | 0.9885 | 0.9257 |
| Net Profit / Net Equity | 0.0165 | 0.1530 | 0.072 | 0.0229 |
| Net Profit /Net Income | 0.0345 | 0.2931 | 0.1383 | 0.0901 |
| Net Profit /Capital Stock | 0.0131 | 0.1740 | 0.087 | 0.0284 |

**Source**: 1999, 2000 and 2001 – Balance Sheets and Quarterly Information (ITR) – June 30, 2002 made available to the CVM and BOVESPA.

FILE Nº 82-3550

# PUBLIC OFFERING FOR THE SWAP OF PREFERRED SHARES

**ISSUED BY**

Bahia Sul

**BAHIA SUL CELULOSE S.A.**
**CNPJ/MF nº. 16.404.287/0001-55**
**Publicly Held Company**

**FOR PREFERRED SHARES**

**ISSUED BY**

SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**CNPJ/MF No. 60.651.726/0001-16**
**Publicly Held Company**

BANCO UBS WARBURG S.A., in its capacity as Leader Intermediator Financial Institution and J.P. MORGAN – CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., in its capacity as Contracted Intermediator Financial Institution in the Public Offering for the Swap of Preferred Shares publicly presents to the holders of preferred shares issued by BAHIA SUL CELULOSE S.A. in the terms of the Public Offering for the Swap of Preferred Shares ("Offering"), published at August 16, 2002, as the request of BAHIA SUL CELULOSE S.A. ("ISSUER") and of COMPANHIA SUZANO DE PAPEL E CELULOSE ("OFFEROR"), communicate that were sending to Securities Exchange Commission – CVM the Quarterly Information – ITR of the ISSUER relating to 2nd Quarterly of 2002. Thus the companies decided to up date the information of items 3.2 and 3.3 of the Offering, in under described conditions and

maintaining the other items, rights and conditions of the mentioned Offering, concerning to the publishing of last August 16.

3.2. SHAREHOLDING STRUCTURE OF THE CAPITAL STOCK OF THE ISSUER as of April 30, 2002.

The paid up capital stock is one billion, two hundred and thirty-eight million, twenty-three thousand, eight hundred and thirty reais, eighty-one cents (R$ 1.238.023.830,81), divided in three billion, two hundred and twenty-one million, eight hundred and fifty-nine thousand and seven hundred (3,221,859,700) shares, of which one billion, three hundred and sixty-four million, three hundred and fifty-six thousand, eight hundred and fifty-six (1,364,356,856) are ordinary shares, and one billion, eight hundred and thirty-three million, three hundred and thirteen thousand, eight hundred and twenty-five (1,833,313,825) are preferred shares Class "A" and twenty-four million, one hundred and eighty-nine thousand and nineteen (24,189,019) are preferred shares Class "B".

| **Shareholder** | **Ordinary Shares** | **Preferred Shares Class "A"** | **Preferred Shares Class "B"** | **Total** | **%** |
|---|---|---|---|---|---|
| Cia. Suzano de Papel e Celulose | 1,364,356,856 | 961,441,117 | 16,772,208 | 2,342,570,181 | 72.71 |
| BNDES Participações S.A. BNDESPAR | | 595,631,438 | | 595,631,438 | 18.49 |
| Directors/Officers of the ISSUER and of the OFFEROR and Related Parties of the OFFEROR | | 12,335,038 | 216,227 | 12,551,265 | 0.39 |
| **Others (*)** | | 263,906,232 | 7,200,584 | 271,106,816 | 8.41 |
| **Total** | 1,364,356,856 | 1,833,313,825 | 24,189,019 | 3,221,859,700 | 100.00 |

(*) Parties not related to the OFFEROR.

3.3. ECONOMIC-FINANCIAL INDICATORS OF THE ISSUER, IN R$ 000 CORPORATE LAW (Consolidated):

| **R$ 000** | **12.31.1999** | **12.31.2000** | **12.31.2001** | **12.31.2002** |
|---|---|---|---|---|
| Paid-up Capital | 1,543,284 | 1,236,609 | 1,238,024 | 1,238,024 |
| Net Equity | 1,226,707 | 1,406,716 | 1,497,967 | 1,533,129 |
| Net Operational Income | 586,685 | 734,260 | 774,410 | 390,246 |
| Operational Profit | -143,491 | 209,835 | 110,046 | 42,934 |
| Net Profit | 20,255 | 215,206 | 107,115 | 35,162 |
| Total Liabilities | 1,121,580 | 1,006,572 | 1,480,704 | 1,419,163 |
| Number of Shares | 3,214,616,344 | 3,216,807,525 | 3,221,859,700 | 3,221,859,700 |
| Profit/Share | 0.0063 | 0.0669 | 0.0332 | 0.0109 |
| Net equity per Share | 0.3816 | 0.4373 | 0.4649 | 0.4759 |
| Total Liabilities / Net Equity | 0.9143 | 0.7155 | 0.9885 | 0.9257 |
| Net Profit / Net Equity | 0.0165 | 0.1530 | 0.072 | 0.0229 |
| Net Profit /Net Income | 0.0345 | 0.2931 | 0.1383 | 0.0901 |
| Net Profit /Capital Stock | 0.0131 | 0.1740 | 0.087 | 0.0284 |

**Source:** 1999, 2000 and 2001 – Balance Sheets and Quarterly Information (ITR) – June 30, 2002 made available to the CVM and BOVESPA.

SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**Publicly Held Company**
**CNPJ. N°. 60.651.726/0001-16**

Bahia Sul

**BAHIA SUL CELULOSE S.A.**
**Publicly Held Company**
**CNPJ. N°.16.404.287/0001-55**

# RELEVANT FACT

## *COMMUNICATION TO THE PREFERRED SHAREHOLDERS OF BAHIA SUL CELULOSE S.A.*

Companhia Suzano de Papel e Celulose ("**Offeror**"), in its capacity as offeror in the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A., under the terms of the Public Offering published in the Edition of August 16, 2002 of the newspapers "Gazeta Mercantil", "Valor Econômico", "O Estado de São Paulo" and "A Tarde" (in Bahia) ("Public Offering"), informs the shareholders of preferred stock issued by Bahia Sul Celulose S.A. the following:

1. The fees payable to the São Paulo Stock Exchange (BOVESPA) and the settlement rate to the Brazilian Chamber of Liquidation and Custody (CBLC), arising from the participation in the auction to be held on the 20th of September at 1:00 p.m., shall be borne in full by the Offeror.

2. The Offeror undertakes, also, the brokerage costs and fees payable to the broker companies that shall represent the participants in the auction referred to in the previous item, at the rate of 0.15% of the value of the transactions registered in the São Paulo Stock Exchange (BOVESPA) for each participant, at the time of the auction held for the Public Offering. The participants of the auction, however, shall bear the cost of the broker's fee when and if it exceeds the rate established in this item.

3. For the purposes as provided in items 1 and 2, the participants in the auction should take all the necessary action before the broker houses that are going to represent them, so that these values, observing the parameter established above, are not charged from the brokers, since they shall be borne by the Offeror.

4. For further clarifications, please contact Cesar Romero Magalhães (Tel. 11 3816 9684 – email: cesar.romero@bahiasul.com.br)

São Paulo, September 10, 2002.
Bernardo Szpigel
Investor Relations Officer

FILE Nº 82-3550

SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**Publicly Held Company**
**CNPJ. N°. 60.651.726/0001-16**

Bahia Sul

**BAHIA SUL CELULOSE S.A.**
**Publicly Held Company**
**CNPJ. N°.16.404.287/0001-55**

# RELEVANT FACT

## *COMMUNICATION TO THE PREFERRED SHAREHOLDERS OF BAHIA SUL CELULOSE S.A.*

Companhia Suzano de Papel e Celulose ("**Offeror**"), in its capacity as offeror in the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A., under the terms of the Public Offering published in the Edition of August 16, 2002 of the newspapers "Gazeta Mercantil", "Valor Econômico", "O Estado de São Paulo" and "A Tarde" (in Bahia) ("Public Offering"), informs the shareholders of preferred stock issued by Bahia Sul Celulose S.A. the following:

1. The fees payable to the São Paulo Stock Exchange (BOVESPA) and the settlement rate to the Brazilian Chamber of Liquidation and Custody (CBLC), arising from the participation in the auction to be held on the 20th of September at 1:00 p.m., shall be borne in full by the Offeror.

2. The Offeror undertakes, also, the brokerage costs and fees payable to the broker companies that shall represent the participants in the auction referred to in the previous item, at the rate of 0.15% of the value of the transactions registered in the São Paulo Stock Exchange (BOVESPA) for each participant, at the time of the auction held for the Public Offering. The participants of the auction, however, shall bear the cost of the broker's fee when and if it exceeds the rate established in this item.

3. For the purposes as provided in items 1 and 2, the participants in the auction should take all the necessary action before the broker houses that are going to represent them, so that these values, observing the parameter established above, are not charged from the brokers, since they shall be borne by the Offeror.

4. For further clarifications, please contact Cesar Romero Magalhães (Tel. 11 3816 9684 – email: cesar.romero@bahiasul.com.br)

São Paulo, September 10, 2002.
Bernardo Szpigel
Investor Relations Officer

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**Publicly Held Company**
**CNPJ/MF No. 60.651.726/0001-16**
**NIRE No. 35.300.015.398**

**Minutes of the Meeting of the Board of Directors**

**DATE:** 20 of September, 2002.
**TIME:** 5:00 p.m.
**VENUE:** Headquarters at Av. Brigadeiro Faria Lima, 1355 - 9° andar - São Paulo - SP.
**ATTENDANCE:** All the Members of the Board, and on invitation, Mr. Bernardo Szpigel, Financial and Investor Relations Director.
**PRESIDING BOARD:** Augusto Esteves de Lima Junior – Chairman. Bernardo Szpigel - Secretary.

**UNANIMOUS RESOLUTIONS:**

Whereas: (i) an auction will be held at the São Paulo Stock Exchange (BOVESPA) on this date at 1:00 p.m., in accordance with the terms of the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. for Preferred Shares issued by the Company ("Call for Bids"), resulting in the swap of six hundred and eighty-two million, one hundred and seventy-seven thousand, eight hundred and forty-four (682,177,844) preferred shares issued by Bahia Sul Celulose S.A; and, also, (ii) that each lot of 18,276430 shares issued by Bahia Sul Celulose S.A. shall entitle its holder to receive in exchange, as per the Call for Bids, one (1) share issued by the Company, it was resolved by unanimous resolution, according to the provisions of Article 15 – letter "d" of the Bylaws, to increase the capital stock of the Company in the amount of four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$483.737.235,80), so that its capital stock of R$654.000.000,00 now amounts to one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$1.137.737.235,80), with the issuance of thirty-seven million, three hundred and twenty-five thousand, four hundred and four (37,325,404) preferred shares, observing the following conditions: **a) total amount of the increase**: four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$483.737.235,80); **b) issuance price:** twelve reais and ninety-six cents (R$12,96) per share issued; **c) justification of the issuance price:** this price resulted from the evaluations of the Company and of Bahia Sul Celulose S.A., contained in the reports prepared by the Banks: UBS Warburg S.A. and JPMorgan S.A., that assessed the respective economic values based on the discounted cash flow method, according to the criteria stipulated in Paragraph 1, Item I of Article 170 of Law 6404/76; **d) quantity and type of the shares issued:** 37,325,404 no-par registered preferred shares, with guaranteed statutory rights and further assurance to the subscribers of such shares of the right to receive full payment of the dividends relative to the current fiscal year; **e) payment:** shares shall be paid-up at sight, by utilization of the credits with the Company, to which are entitled the holders of preferred shares issued by Bahia Sul Celulose

S.A. that swapped them in the auction, which means that the capital stock increase is fully subscribed and paid up on this date; **f) preemptive right:** the period for the shareholders of the Company to exercise their preemptive right, in proportion to their interest in the capital stock shall be of thirty (30) calendar days, as from the date of publication of notice to the shareholders in this respect, provided compliance with the provisions of Article 171, Paragraph 2, of Law No. 6404/76. Such preemptive right shall be exercised in face of NemoFeffer S.A., the controlling shareholder of the Company that shall deliver the preferred shares issued by the Company receiving as consideration, in cash, at sight, at the time of exercising the preemptive right, the amount of twelve reais and ninety-six cents (R$12,96) per share delivered.. There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by all those present. São Paulo, 20 of September, 2002. Augusto Esteves de Lima Junior – Chairman. Bernardo Szpigel – Secretary. For/Boris Tabacof – Chairman of the Board. Augusto Esteves de Lima Junior. Augusto Esteves de Lima Junior – Vice-Chairman of the Board. Antonio de Souza Corrêa Meyer. For/ Cláudio Thomaz Lobo Sonder - David Feffer. David Feffer. Daniel Feffer. Jorge Feffer.

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**Publicly Held Company**
**CNPJ/MF No. 60.651.726/0001-16**
**NIRE No. 35.300.015.398**

**Minutes of the Meeting of the Board of Directors**

**DATE:** 20 of September, 2002.
**TIME:** 5:00 p.m.
**VENUE:** Headquarters at Av. Brigadeiro Faria Lima, 1355 - 9° andar - São Paulo - SP.
**ATTENDANCE:** All the Members of the Board, and on invitation, Mr. Bernardo Szpigel, Financial and Investor Relations Director.
**PRESIDING BOARD:** Augusto Esteves de Lima Junior – Chairman. Bernardo Szpigel - Secretary.

**UNANIMOUS RESOLUTIONS:**

Whereas: (i) an auction will be held at the São Paulo Stock Exchange (BOVESPA) on this date at 1:00 p.m., in accordance with the terms of the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. for Preferred Shares issued by the Company ("Call for Bids"), resulting in the swap of six hundred and eighty-two million, one hundred and seventy-seven thousand, eight hundred and forty-four (682,177,844) preferred shares issued by Bahia Sul Celulose S.A; and, also, (ii) that each lot of 18,276430 shares issued by Bahia Sul Celulose S.A. shall entitle its holder to receive in exchange, as per the Call for Bids, one (1) share issued by the Company, it was resolved by unanimous resolution, according to the provisions of Article 15 – letter "d" of the Bylaws, to increase the capital stock of the Company in the amount of four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$483.737.235,80), so that its capital stock of R$654.000.000,00 now amounts to one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$1.137.737.235,80), with the issuance of thirty-seven million, three hundred and twenty-five thousand, four hundred and four (37,325,404) preferred shares, observing the following conditions: **a) total amount of the increase**: four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$483.737.235,80); **b) issuance price:** twelve reais and ninety-six cents (R$12,96) per share issued; **c) justification of the issuance price:** this price resulted from the evaluations of the Company and of Bahia Sul Celulose S.A., contained in the reports prepared by the Banks: UBS Warburg S.A. and JPMorgan S.A., that assessed the respective economic values based on the discounted cash flow method, according to the criteria stipulated in Paragraph 1, Item I of Article 170 of Law 6404/76; **d) quantity and type of the shares issued:** 37,325,404 no-par registered preferred shares, with guaranteed statutory rights and further assurance to the subscribers of such shares of the right to receive full payment of the dividends relative to the current fiscal year; **e) payment:** shares shall be paid-up at sight, by utilization of the credits with the Company, to which are entitled the holders of preferred shares issued by Bahia Sul Celulose

S.A. that swapped them in the auction, which means that the capital stock increase is fully subscribed and paid up on this date; **f) preemptive right:** the period for the shareholders of the Company to exercise their preemptive right, in proportion to their interest in the capital stock shall be of thirty (30) calendar days, as from the date of publication of notice to the shareholders in this respect, provided compliance with the provisions of Article 171, Paragraph 2, of Law No. 6404/76. Such preemptive right shall be exercised in face of NemoFeffer S.A., the controlling shareholder of the Company that shall deliver the preferred shares issued by the Company receiving as consideration, in cash, at sight, at the time of exercising the preemptive right, the amount of twelve reais and ninety-six cents (R$12,96) per share delivered.. There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by all those present. São Paulo, 20 of September, 2002. Augusto Esteves de Lima Junior – Chairman. Bernardo Szpigel – Secretary. For/Boris Tabacof – Chairman of the Board. Augusto Esteves de Lima Junior. Augusto Esteves de Lima Junior – Vice-Chairman of the Board. Antonio de Souza Corrêa Meyer. For/ Cláudio Thomaz Lobo Sonder - David Feffer. David Feffer. Daniel Feffer. Jorge Feffer.

SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**Publicly Held Company**
**CNPJ/MF n°. 60.651.726/0001-16**
**NIRE n°. 35.300.015.398**

# NOTICE TO STOCKHOLDERS

This is to inform our stockholders that, in Board of Directors Meeting held on September 20, 2002, was approved to increase the capital stock of the Company in the amount of four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$483.737.235,80), so that its capital stock of R$654.000.000,00 now amounts to one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$1.137.737.235,80), with the issuance of thirty-seven million, three hundred and twenty-five thousand, four hundred and four (37,325,404) preferred shares, in result of an auction will be held at the São Paulo Stock Exchange (BOVESPA), in accordance with the terms of the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. for Preferred Shares issued by the Company ("Call for Bids").

The meeting established that the company's shareholders shall have a period of 30 days, until the publication of this notice, for exercise their preemptive right to subscribe the new shares, that shall be made before the controlling company, NemoFeffer S.A., which will give preferred shares of the company and will receive at sight and in currency, in the act of the exercise of the preemptive right, twelve reais and ninety six cents R$12.96 per share, in the terms of the Swap of Shares above mentioned, observing the following conditions:

1) **Preemptive right:** from September 24, 2002 to October 23, 2002;
2) **Justification of the issuance price:** this price resulted from the evaluations of the Company and of Bahia Sul Celulose S.A., contained in the reports prepared by the Banks: UBS Warburg S.A. and JPMorgan S.A., that assessed the respective economic values based on the discounted cash flow method, according to the criteria stipulated in Paragraph 1, Item I of Article 170 of Law 6404/76;
3) **Right of the shares issued:** the shares resulted from the capital increase will be entitled to all the guaranteed statutory rights and further assurance to the subscribers of such shares of the right to receive full payment of the dividends relative to the current fiscal year;
4) **Addresses to attend the stockholders:**
   The following branches of Banco Itaú S.A. and some other authorized branches shall provide the stockholders with the required services: (i) São Paulo (SP) - Rua XV de Novembro, 318 - ground floor office; (ii) Rio de Janeiro (RJ)- Rua Sete de Setembro, 99 - underground office; (iii) Belo Horizonte (MG) - Rua João Pinheiro, 195 - ground floor office; (iv) Porto Alegre (RS) - Rua Sete de Setembro, 746 - mezzanine office; (v) Curitiba (PR) - Rua João Negrão, 65; (vi) Salvador (BA) - Av. Estados Unidos, 50 - 2nd floor; and (vii) Brasília - SCS - Quadra 3 - Ed. D'Angela - mezzanine office.

São Paulo, September 23, 2002
The DIRECTORATE

FILE Nº 82-3550

SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**Publicly Held Company**
**CNPJ/MF nº. 60.651.726/0001-16**
**NIRE nº. 35.300.015.398**

# NOTICE TO STOCKHOLDERS

This is to inform our stockholders that, in Board of Directors Meeting held on September 20, 2002, was approved to increase the capital stock of the Company in the amount of four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$483.737.235,80), so that its capital stock of R$654.000.000,00 now amounts to one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$1.137.737.235,80), with the issuance of thirty-seven million, three hundred and twenty-five thousand, four hundred and four (37,325,404) preferred shares, in result of an auction will be held at the São Paulo Stock Exchange (BOVESPA), in accordance with the terms of the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. for Preferred Shares issued by the Company ("Call for Bids").

The meeting established that the company's shareholders shall have a period of 30 days, until the publication of this notice, for exercise their preemptive right to subscribe the new shares, that shall be made before the controlling company, NemoFeffer S.A., which will give preferred shares of the company and will receive at sight and in currency, in the act of the exercise of the preemptive right, twelve reais and ninety six cents R$12.96 per share, in the terms of the Swap of Shares above mentioned, observing the following conditions:

1) **Preemptive right:** from September 24, 2002 to October 23, 2002;
2) **Justification of the issuance price:** this price resulted from the evaluations of the Company and of Bahia Sul Celulose S.A., contained in the reports prepared by the Banks: UBS Warburg S.A. and JPMorgan S.A., that assessed the respective economic values based on the discounted cash flow method, according to the criteria stipulated in Paragraph 1, Item I of Article 170 of Law 6404/76;
3) **Right of the shares issued:** the shares resulted from the capital increase will be entitled to all the guaranteed statutory rights and further assurance to the subscribers of such shares of the right to receive full payment of the dividends relative to the current fiscal year;
4) **Addresses to attend the stockholders:**
The following branches of Banco Itaú S.A. and some other authorized branches shall provide the stockholders with the required services: (i) São Paulo (SP) - Rua XV de Novembro, 318 - ground floor office; (ii) Rio de Janeiro (RJ)- Rua Sete de Setembro, 99 - underground office; (iii) Belo Horizonte (MG) - Rua João Pinheiro, 195 - ground floor office; (iv) Porto Alegre (RS) - Rua Sete de Setembro, 746 - mezzanine office; (v) Curitiba (PR) - Rua João Negrão, 65; (vi) Salvador (BA) - Av. Estados Unidos, 50 - 2nd floor; and (vii) Brasília - SCS - Quadra 3 - Ed. D'Angela - mezzanine office.

São Paulo, September 23, 2002
The DIRECTORATE

Aviso Permuta 230902-ENG-ENG

FILE Nº 82-3550

SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**Publicly Held Company**
**C.N.P.J. N°. 60.651.726/0001-16**

Bahia Sul

**BAHIA SUL CELULOSE S.A.**
**Publicly Held Company**
**C.N.P.J. N°. 16.404.287/0001-55**

## RELEVANT FACT

We inform our shareholders and to the market in general that:

1. On the 20th of September, 2002 at the São Paulo Stock Exchange – BOVESPA, was held the Auction relative to the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. (Bahia Sul) for preferred shares issued by Companhia Suzano de Papel e Celulose (Suzano), according to the Call for Bids published on the 16th of August, 2002 by "Gazeta Mercantil" and other newspapers.

2. Once the Auction was closed, it was verified that holders of 682,177,844 preferred shares of Bahia Sul accepted the Swap Offer, a number representing about 62% of the shares outstanding in the market of the shareholders that participated in the Auction. Considering the percentage of the shareholders that have accepted the Swap Offer, Bahia Sul shall continue as a publicly owned company.

3. Considering the number of shares of shareholders that accepted the Swap Offer, whether or not a part of those outstanding in the market, and including the shares held by BNDESPAR, Suzano had an increase of its capital stock in the amount of four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, (R$ 483.737.235,80), sp that it now amounts to one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), with the issuance of 37,325,404 new preferred shares, as resolved in the Meeting of the Board of Directors, held on the same date of September 20, 2002, immediately after the closing of the Auction, and final settlement made by the Brazilian Chamber of Liquidation and Custody ("CBLC").

4. As from the 20th of September, 2002, Suzano now holds around ninety-four percent (94%) of the capital stock of Bahia Sul.

São Paulo, September 24, 2002.

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**BAHIA SUL CELULOSE S.A.**

**BERNARDO SZPIGEL**
**Chief Financial and Investor Relations Officer**

FILE Nº 82-3550

# SUZANO

**COMPANHIA SUZANO DE PAPEL E CELULOSE**
**Publicly Held Company**
**C.N.P.J. N°· 60.651.726/0001-16**

# Bahia Sul

**BAHIA SUL CELULOSE S.A.**
**Publicly Held Company**
**C.N.P.J. N°· 16.404.287/0001-55**

## RELEVANT FACT

We inform our shareholders and to the market in general that:

1. On the 20th of September, 2002 at the São Paulo Stock Exchange – BOVESPA, was held the Auction relative to the Public Offering for the Swap of Preferred Shares issued by Bahia Sul Celulose S.A. (Bahia Sul) for preferred shares issued by Companhia Suzano de Papel e Celulose (Suzano), according to the Call for Bids published on the 16th of August, 2002 by "Gazeta Mercantil" and other newspapers.

2. Once the Auction was closed, it was verified that holders of 682,177,844 preferred shares of Bahia Sul accepted the Swap Offer, a number representing about 62% of the shares outstanding in the market of the shareholders that participated in the Auction. Considering the percentage of the shareholders that have accepted the Swap Offer, Bahia Sul shall continue as a publicly owned company.

3. Considering the number of shares of shareholders that accepted the Swap Offer, whether or not a part of those outstanding in the market, and including the shares held by BNDESPAR, Suzano had an increase of its capital stock in the amount of four hundred and eighty-three million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents, (R$ 483.737.235,80), sp that it now amounts to one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), with the issuance of 37,325,404 new preferred shares, as resolved in the Meeting of the Board of Directors, held on the same date of September 20, 2002, immediately after the closing of the Auction, and final settlement made by the Brazilian Chamber of Liquidation and Custody ("CBLC").

4. As from the 20th of September, 2002, Suzano now holds around ninety-four percent (94%) of the capital stock of Bahia Sul.

São Paulo, September 24, 2002.

**COMPANHIA SUZANO DE PAPEL E CELULOSE**

**BAHIA SUL CELULOSE S.A.**

**BERNARDO SZPIGEL**
**Chief Financial and Investor Relations Officer**

KPMG

FILE № 82-3550

**Companhia Suzano de Papel e Celulose**

# Interim financial information Nine-month period ended September 30, 2002 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

KPMG

# Companhia Suzano de Papel e Celulose

## Interim financial information

**Nine-month period ended September 30, 2002 (Unaudited)**

## Contents

# Management report

In recent months the Brazilian economy has experienced an increase in the aversion to the risk by the international market, which has caused generalized pressure on liquidity on the domestic financial markets.

Confronted with this scenario, the Real has suffered constant pressure, closing September with an accumulated devaluation in this year of 67.9% in relation to the U.S. dollar.

The pulp and paper segment in Brazil, in view of the macroeconomic environment, steered greater volumes towards the foreign market, especially to Europe and the USA.

**Production and trading**

The total production, in the first nine months of 2002, was 425.7 thousand tons of products, including 27.0 thousand tons of market pulp, 1.5% higher than the same period of the previous year.

During the nine months of 2002, 426,5 thousand tons have been traded, a volume 7.3% higher than the same period in 2001. The foreign market in 2002 corresponded to 36.2% of the traded volume, against 33.0% in the nine months of 2001.

**Income for the year**

The net sales in the accumulated period of nine months of 2002 was R$ 854.3 million, 20.5% higher than the same period of 2001, which is a result of the combination of an increase in the volume traded and an increase of 12.3% in the average prices in Reais.

In the accumulated period up to September 2002, 256.3 thousand tons of its own products and 16.0 thousand tons of third-party products were traded on the domestic market, which is a volume 2.2% higher than the same period in 2001. The average prices practiced on the domestic market in the first nine months of 2002 were 12.3% higher than the same period in 2001.

The volume of sales on the foreign market, of 154.2 thousand tons, in the accumulated period of nine months of 2002, was 17.7% higher than the equivalent period of the previous year, with an emphasis on the higher volume of printing and writing paper and card paper, reflecting the new focus on the foreign market, resulting from the current economic scenario.

The average unitary cost of the products sold in the first nine months of 2002 presented an increase of 10.6% compared to the first nine months of 2001. This variation results from the increase in the cost of some inputs, especially those imported, and a higher volume of exports.

The effects of the devaluation of the Real in the statement of income are verified mainly in financial expenses and equity, which partially compensate each other.

The net financial expenses in the accumulated nine months of 2002 were R$ 102.7 million and the net monetary and exchange variations in the same period totaled R$ 862.6 million, which is a reflection of the appreciation of the U.S. dollar compared to the Real.

The accumulated equity earnings in the nine months of 2002 was R$ 428.6 million, influenced mainly by the monetary variations of Suzanopar's financial investments abroad.

In the accumulated period of nine months of 2002, the gross margin was 40.9% (48.1% in the third quarter of 2002) and the generation of operating cash - EBITDA reached R$ 277.4 million, representing an EBTIDA margin of 32.5% (35.8% in the third quarter of 2002 and 31.0% in the first nine months of 2001).

There was an increase in the annualized net debt/EBITDA ratio from a multiplier of 2.9 at the end of June 2002 to a multiplier of 3.6 at the end of September 2002, due, mainly, to the effect on the indebtedness of the variation of 36.9% in the exchange rate in the third quarter.

In the period of nine months in 2002, despite the improvement of 28.9% in the result of the activity - EBIT compared to the same period in 2001, - the Company presented a net loss of R$ 148.3 million, influenced mainly by the accounting impacts of the exchange rate variation of 67.9% in the period.

**Subsidiaries**

**Bahia Sul Celulose S.A.**

The third quarter of 2002 was characterized by volatility on the domestic financial market and by uncertainties and turbulences in the worldwide economy.

Within this context, there was significant devaluation of the Real, with the exchange rate varying 36.9% in the third quarter, accumulating a variation of 67.9% in the nine months of 2002.

The price of eucalyptus short fiber pulp on the foreign market in the third quarter was US$ 510 per ton in Europe and in the USA, presenting stability in relation to the closing price of the second quarter of 2002.

At the end of September 2002, the Company had inventories of 50.3 thousand tons, equivalent to approximately 30 days of sales.

The accumulated production in the first nine months of this year was 454.0 thousand tons, representing an increase of 1.4%, compared to the same period of the previous year.

Paper production reached 169.7 thousand tons, 10.8% higher than that recorded in 2001. Of this production, 107.9 thousand tons were in rolls and 61.8 thousand tons in folio size cut paper. The market pulp production, 3.5% lower than the same period of 2001, was 284.3 thousand tons.

There was a change in the production mix (more production of paper and less production of pulp), mainly due to the start-up of operation of two cutters in August 2001.

The volume traded in the first nine months of 2002 totaled 455.3 thousand tons (70.3% for export). This volume represents a decrease of 3.0%, when compared to the same period of the previous year, because, in that period, there was a decrease in inventories formed at the end of 2000.

The volume of pulp sold in the nine months of 2002 was 283.3 thousand tons (86.1% for export) and the volume of paper was 172.0 thousand tons (44.2% for export). In the traded volume of paper, rolls correspond to 111.5 thousand tons and folio size cut paper to 60.5 thousand tons.

The net sales in the nine months of 2002 was R$ 637.0 million, 11.3% higher than that recorded in the same period of 2001, which is a result of the combination of the increase of 14.6% in the average prices in Reais and a decrease of 3.0% in the volume sold.

In the composition of the net sales, pulp corresponds to 50.1%, paper in rolls to 30.9%, and folio size cut paper to 18.8%.

The variation in the mix of products sold, the increase of the logistic cost of exported products (for the most part in dollars) and the increase in the cost of part of the inputs, increased the average unitary cost of the Company by 12.0% in these first nine months of 2002.

The result of the activity - EBIT accumulated up to September 2002 was R$ 254.9 thousand, compared to R$ 217.7 thousand for the same period of the previous year. This increase was strongly influenced by the price increase in Reais, as well as the improvement in quality of the product mix .

The generation of operating cash - *EBITDA* in the nine months of 2002 was R$ 321.3 million, 11.8% higher than the same period of 2001. The accumulated EBITDA margin in these first months of 2002 was 50.4%.

The accumulated net income at September 2002 was R$ 30.1 million.

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

# Independent auditors' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2002, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in accordance with the accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 25, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6



KPMG Auditores Independentes
is a member of KPMG International,
a Swiss association.

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Balance sheets

**(Unaudited)**

*(In thousands of Brazilian Reais - R$)*

| Assets | September 30, 2002 | June 30, 2002 |
|---|---|---|
| **Current assets** | 571,329 | 470,123 |
| Cash and cash equivalents | 10,401 | 19,619 |
| Interest earning bank deposits | 82,056 | 35,827 |
| Trade accounts receivable | 184,131 | 163,170 |
| Inventories | 135,961 | 128,635 |
| Other accounts receivable | 19,771 | 13,527 |
| Recoverable taxes | 17,226 | 22,295 |
| Deferred income and social contribution taxes | 112,332 | 81,725 |
| Prepaid expenses | 9,451 | 5,325 |
| **Noncurrent assets** | 227,179 | 76,384 |
| Related parties | 36,087 | 33,213 |
| Recoverable taxes | 8,271 | 6,720 |
| Deferred income and social contribution taxes | 174,046 | 27,713 |
| Judicial deposits | 8,451 | 8,436 |
| Other receivables | 324 | 302 |
| **Permanent assets** | 3,553,606 | 2,800,696 |
| Investments | 2,809,744 | 2,077,477 |
| Property, plant and equipment | 738,065 | 719,323 |
| Deferred charges | 5,797 | 3,896 |
| **Total assets** | 4,352,114 | 3,347,203 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Balance sheets

**(Unaudited)**

*(In thousands of Brazilian Reais - R$)*

| **Liabilities and shareholders' equity** | **September 30, 2002** | **June 30, 2002** |
|---|---|---|
| **Current liabilities** | 835,173 | 604,245 |
| Trade accounts payable | 72,780 | 75,972 |
| Loans and financing | 610,929 | 408,878 |
| Taxes payable other than on income | 12,330 | 8,786 |
| Accrued salaries and payroll taxes | 30,031 | 23,924 |
| Other accounts payable | 28,806 | 11,914 |
| Dividends payable | 131 | 131 |
| Income and social contribution taxes | 80,166 | 74,640 |
| **Noncurrent liabilities** | 1,877,659 | 1,466,157 |
| Loans and financing | 1,039,582 | 821,200 |
| Related parties | 709,029 | 508,634 |
| Deferred income and social contribution taxes | 32,045 | 33,015 |
| Provision for contingencies | 42,701 | 45,362 |
| Provision for loss in subsidiary | 54,302 | 57,946 |
| **Shareholders' equity** | 1,639,282 | 1,276,801 |
| Share capital | 1,137,737 | 654,000 |
| Capital reserves | 26,741 | 26,741 |
| Revaluation reserves | 43,638 | 45,520 |
| Appropriated retained earnings | 568,964 | 568,988 |
| Accumulated losses | (137,798) | (18,448) |
| **Total liabilities and shareholders' equity** | 4,352,114 | 3,347,203 |

See the accountants' review report and accompanying notes to the interim financial information.

## Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

## Statements of income

**(Unaudited)**

*(In thousands of Brazilian Reais - R$, except profit per share)*

| | Nine-month period ended September 30, | | Three-month period ended September 30, | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| **Net sales** | 854,272 | 708,887 | 327,159 | 255,521 |
| **Cost of goods sold** | (504,505) | (425,295) | (169,899) | (148,961) |
| **Gross profit** | 349,767 | 283,592 | 157,260 | 106,560 |
| Selling expenses | (58,389) | (44,614) | (26,595) | (14,284) |
| General and administrative expenses | (61,509) | (58,722) | (25,812) | (20,812) |
| Management remuneration | (8,063) | (7,363) | (2,869) | (2,131) |
| Financial income | 50,768 | 32,878 | 32,391 | 14,856 |
| Financial expenses | (1,015,962) | (467,066) | (654,610) | (279,129) |
| Equity interest in subsidiaries and affiliates | 407,419 | 384,980 | 248,288 | 165,941 |
| Other operating income | 6,740 | 4,416 | 4,039 | 2,620 |
| **Operating (loss) profit** | (329,229) | 128,101 | (267,908) | (26,379) |
| Nonoperating expenses | (63,995) | (667) | (22,228) | (892) |
| **(Loss) profit before income and social contribution taxes** | (393,224) | 127,434 | (290,136) | (27,271) |
| Social contribution tax and income taxes | 255,227 | 77,254 | 172,384 | 65,387 |
| **(Loss) profit before profit sharing** | (137,997) | 204,688 | (117,752) | 38,116 |
| Employee profit sharing scheme | (10,304) | (7,070) | (3,480) | (2,701) |
| **(Loss) net profit for the period** | (148,301) | 197,618 | (121,232) | 35,415 |
| **Number of shares (thousands)** | 258,520 | 221,194 | 258,520 | 221,194 |
| **(Loss) net profit per share** | (0.57365) | 0.89341 | (0.46895) | 0.16011 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

# Notes to the interim financial information

**Nine-month periods ended September 30, 2002 (Unaudited)**

*(In thousands of Brazilian Reais - R$)*

## 1 Operations

The Company's operation mainly consist of the manufacturing and sale, in Brazil and abroad, of short fiber pulp and paper, as well as the development and maintenance of forests for lumber used by the Company, or sold to third parties.

## 2 Interim financial information

The interim financial information were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

## 3 Description of significant accounting practices

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year-ended December 31, 2001.

**Foreign currency** - all assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of income;

**Interest earning bank deposits** - are recorded at cost plus yield accrued to the balance sheet date, which does not exceed market value;

**Allowance for doubtful accounts** - established on a basis considered sufficient to cover possible losses on the realization of accounts receivable;

**Inventories** - are valued at average cost of acquisition or production, which does not exceed market value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition;

**Investments** - in subsidiaries and affiliates were valued using the equity method, and other investments were valued at cost, less any provisions for losses (if applicable);

**Property, plant and equipment** - is recorded at acquisition, formation or construction cost plus a spontaneous revaluation. Forestry is composed by costs of acquisition, formation and maintenance. Depreciation is provided for by using the straight-line method at rates which take into account the estimated useful lives of the assets. Depletion of reserves is based on timber harvest;

**Deferred charges** - are recorded at cost and amortized over a 10-year term; goodwill is based on future economic benefits and is amortized over a 10-year period;

**Rights and obligations** - are price-level restated according to the exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

**Interest on loans** - interest on loans and financing are recorded in accordance with the terms of the contracts utilizing the effective interest rate;

**Provisions** - a provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

**Income and social contribution taxes** - Income tax - calculated at the rate of 15% of taxable income, plus an additional of 10%. Social contribution tax - calculated at the rate of 9% of adjusted taxable income. Deferred income and social contribution taxes were calculated on tax losses carry forward, on the negative basis for social contribution tax and on temporary differences;

**Revaluation reserves** - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as non-current liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against appropriated profits;

*(In thousands of Brazilian reais - R$)*

**Conversion method for foreign subsidiaries** - the interim financial information were converted to the domestic currency equivalent using the foreign exchange sell rate in effect at the end of the year. When applicable, their accounting practices were adjusted to those of the parent company;

**Recognition of effects of inflation** - the permanent asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

The Company is voluntarily presenting the statements of changes in financial positions, prepared as an additional information.

Some balances for the periods ended in June 30, 2002 and September 30, 2002 were reclassified in order to be consistent with the current interim financial information presentation.

## 4 Consolidated interim financial information

The Company is presenting the balance sheet and the consolidated statements of income, with the objective of improving the information disclosed to the market.

The consolidated interim financial information for the period ended September 30, 2002 include the interim financial information of Cia. Suzano de Papel e Celulose and its following subsidiaries: Bahia Sul Celulose S.A., Bahia Sul International Trading Ltd., Bahia Sul América Inc, Comercial e Agrícola Paineiras Ltda., Suzanopar Investimentos Ltd., Suzanopar International S.A., CSPC Overseas Ltd., Nemo International, Sun Paper and Board Limited, Nemotrade Corporation and Stenfar S.A., Ind. Coml. Imp. Exp.

The consolidated statements of income for the period ended September 30, 2001 include, besides the companies mentioned above, the following companies: Politeno Indústria e Comércio S.A., Politeno Empreendimentos Ltda, Nordeste Química S.A., Suzano Química Ltda, Polibrasil Participações S.A., Polipropileno S.A., Polibrasil Resinas S.A., Polibrasil Compostos S.A., Norcom S.A., Polipropileno Participações S.A., Copene Petroquímica do Nordeste S.A. and Petroflex Indústria e Comércio S.A.

*(In thousands of Brazilian reais - R$)*

The consolidation process for the balance sheet and statement of income is based on the horizontal sum of assets, liabilities incomes and expenses, and the following eliminations:

**a.** Investment in the subsidiaries' capital, profit reserves, accumulated losses, and investments;

**b.** Balances and other assets and/or liabilities within the consolidated companies; and

**c.** Effects of significant transactions performed between the companies.

***Reconciliation of the statements of income and shareholders' equity***

| | Statements of income | | | |
|---|---|---|---|---|
| | September 30, 2002 | | September 30, 2001 | |
| | Three-month period ended | Nine-month period ended | Three-month period ended | Nine-month period ended |
| Parent Company | (121,232) | (148,301) | 35,415 | 197,618 |
| Elimination of unrealized net income obtained by Parent Company in transactions with subsidiaries | ( 5,152) | ( 5,450) | ( 3,171) | ( 1.332) |
| Consolidated | (126,384) | (153,751) | 32,244 | 196,296 |

| | Shareholders' equity | |
|---|---|---|
| | September 30, 2002 | June 30, 2002 |
| Parent Company | 1,639,282 | 1,276,801 |
| Elimination of unrealized net income obtained by Parent Company in transactions with subsidiaries | ( 25,791) | ( 18,161) |
| Consolidated | 1,613,491 | 1,258,640 |

# Companhia Suzano de Papel e Celulose

# Notes to the interim financial information

*(In thousands of Brazilian reais - R$)*

***Impact of the restructuring process occurred in 2001 to the consolidated statements of income***

The Company, based on its Extraordinary Stockholders' meeting dated November 30, 2001, performed a spin-off of its assets and liabilities related to its interest in petrochemical companies. In order to allow the adequate comparability of the interim financial information for the period ended September 30, 2002 with the same period of 2001, we present below the consolidated statements of income by segment:

| | Pulp and paper | | Petrochemical | Total |
|---|---|---|---|---|
| | Nine-month period ended 2002 | Nine-month period ended 2001 | Nine-month period ended 2001 | Nine-month period ended 2001 |
| Gross sales | 1,693,114 | 1,459,739 | 1,115,212 | 2,574,951 |
| Sales taxes | (189,961) | (147,595) | (244,804) | (392,399) |
| Net sales | 1,503,153 | 1,312,144 | 870,408 | 2,182,552 |
| Cost of sales | (844,005) | (727,614) | (726,576) | (1,454,190) |
| Gross profit | 659,148 | 584,530 | 143,832 | 728,362 |
| Selling expenses | (83,448) | (87,428) | (35,796) | (123,224) |
| General and administrative expenses | (122,040) | (118,174) | (28,056) | (146,230) |
| Honorários da administração | | | | - |
| Financial expenses | (1,390,429) | (741,460) | (131,655) | (873,115) |
| Financial income | 479,595 | 455,370 | 51,574 | 506,944 |
| Amortization of goodwill | (21,138) | - | (1,384) | (1,384) |
| Equity interest in subsidiaries and affiliates | - | - | (2,004) | (2,004) |
| Other operation income | 15,043 | 8,516 | 10,513 | 19,029 |
| Operating (loss) income | (463,269) | 101,354 | 7,024 | 108,378 |
| Correção monetária do balanço | | | | - |
| Nonoperating income (expenses) | 6,011 | (6,129) | (598) | (6,727) |
| (Loss) income before social contribution andincome taxes | (457,258) | 95,225 | 6,426 | 101,651 |
| Social contribution and income taxes | 319,895 | 90,759 | (6,768) | 83,991 |
| Lucro antes da participação nos lucros | (137,363) | 185,984 | (342) | 185,642 |
| Participação dos empregados nos lucros | | | | - |
| (Loss) income before profit sharing | (137,363) | 185,984 | (342) | 185,642 |
| Employee profit sharing scheme | (16,388) | (485) | 11,129 | 10,644 |
| (Loss) net income for the period | (153,751) | 185,499 | 10,787 | 196,286 |

*(In thousands of Brazilian reais - R$)*

## 5 Trade accounts receivable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Domestic clients | 202,853 | 183,095 | 272,481 | 233,494 |
| Foreign clients | 136,981 | 148,883 | 309,518 | 298,741 |
| Discounted export bills | (136,981) | (148,883) | (143,082) | (155,355) |
| Allowance for doubtful accounts | ( 18,722) | ( 19,925) | ( 32,092) | ( 25,238) |
| | 184,131 | 163,170 | 406,825 | 351,642 |

## 6 Inventories

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Finished goods | 61,074 | 59,687 | 146,795 | 92,609 |
| Work-in-process | 11,102 | 8,166 | 13,572 | 9,990 |
| Raw materials | 23,634 | 22,332 | 44,467 | 39,183 |
| Maintenance and miscellaneous materials | 40,151 | 38,450 | 78,271 | 103,324 |
| | 135,961 | 128,635 | 283,105 | 245,106 |

*(In thousands of Brazilian reais - R$)*

## 7 Recoverable taxes

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Recoverable social contribution | 2,841 | 2,840 | 5,131 | 2,840 |
| Recoverable income tax | 9,743 | 9,731 | 9,743 | 9,731 |
| Withheld income tax on interest earning bank deposits | 292 | 56 | 7,819 | 11,096 |
| Recoverable tax on net income (ILL) | - | 4,752 | - | 4,752 |
| Value-Added tax on sales and services due fixed Assets purchases | 12,003 | 9,676 | 14,044 | 11,304 |
| Others taxes and contributions | 618 | 1,960 | 1,411 | 2,744 |
| | 25,497 | 29,015 | 38,148 | 42,467 |

## 8 Deferred income and social contribution taxes

*Assets*

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Tax losses carry forward | 182,283 | 54,214 | 411,681 | 235,341 |
| Negative basis of social contribution | 67,568 | 20,737 | 134,863 | 70,997 |
| Temporary differences | 36,527 | 34,487 | 68,207 | 59,512 |
| | 286,378 | 109,438 | 614,751 | 365,850 |

*(In thousands of Brazilian reais - R$)*

***Liabilities***

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | September 30, 2002 | June 30, 2002 | September 30, 2002 | June 30, 2002 |
| Accelerated incentive depreciation | 10,577 | 10,577 | 10,577 | 10,577 |
| Revaluation reserve | 21,232 | 22,202 | 21,232 | 22,202 |
| Negative goodwill | 236 | 236 | 236 | 236 |
| | 32,045 | 33,015 | 32,045 | 33,015 |

The deferred income and social contribution taxes assets of the Parent Company and Consolidated are supported by cash flows projections that show the existence of future taxable income in sufficient amounts to realize these balances, in a period, which does not exceed the maximum stated in CVM Instruction 371/2002 (10 years).

The credits from tax losses carry forwards and negative basis of contribution, on the consolidated statements, were mainly constituted by the subsidiary Bahia Sul Celulose S.A., which had, as of September 30, 2002, a tax loss carry forwards of R$ 1,001,005 and a negative basis of social contribution of R$ 835,983. The above-mentioned credits were registered after a reduction in an amount of R$ 32,798 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets.

## 9 Taxable foreign income

The Company recorded a provision related to income tax and social contribution incident on the profit its foreign subsidiaries earned, according to Provisory Measure no. 2158-34 of June 29, 2001, in the amount of R$ 80,166 of the Parent Company (R$ 74,640 in June 30, 2002) and R$ 95,068 of the Consolidated (R$ 88,011 in June 30, 2002). These amounts are presented as current liabilities in September 30, 2002.

*(In thousands of Brazilian reais - R$)*

## 10 Investments

### *Parent Company*

| | | Investments | | Equity interest | |
|---|---|---|---|---|---|
| | **Percentage held** | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **September 30, 2001** |
| Subsidiaries: | | | | | |
| Suzanopar Investmentos Ltd. | 100.00% | 951,116 | 688,227 | 406,330 | 377,864 |
| Bahia Sul Celulose S.A. (1) | 93.88% | 1,434,568 | 1,115,612 | 12,471 | ( 5,250) |
| Nemo International | 100.00% | 17,925 | 12,279 | 8,962 | - |
| Comercial e Agrícola Paineiras Ltda. | 100.00% | 12,007 | 11,931 | 794 | ( 386) |
| Suzano Química Ltda. | 100.00% | - | - | - | 2,719 |
| SPP-Nemo S.A. Indl. e Coml. Export. | 100.00% | - | - | - | 10,033 |
| | | 2,415,616 | 1,828,049 | 428,557 | 384,980 |
| Others: | | | | | |
| Others | | 20,306 | 19,628 | - | - |
| Unamortized goodwill (2) | | 373,822 | 229,800 | ( 21,138) | - |
| | | 394,128 | 249,428 | ( 21,138) | - |
| | | 2,809,744 | 2,077,477 | 407,419 | 384,980 |

### *Consolidated*

| | | Investments | | Equity interest | |
|---|---|---|---|---|---|
| | **Percentage held** | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **September 30, 2001** |
| Sonae Prod. Derivados: | | | | | |
| Florestais SGPS S.A. (3) | 49.99% | 523,977 | 384,045 | - | - |
| Others | - | 26,918 | 23,422 | - | (2,004) |
| | | 550,895 | 407,467 | - | (2,004) |

*(In thousands of Brazilian reais - R$)*

1. On May 07, 2001 the Company acquired all of Companhia Vale do Rio Doce's share participation in Bahia Sul Celulose S/A, and, therefore, it holds 100% its voting capital, and 72.82% of its total capital;

   On September 20, 2002, through the auction concerning the Public Offer for Exchange of Preferred Shares issued by Bahia Sul for preferred shares issued by the Company, the Company now holds 93.88% of total capital (see Note 19).

2. Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and Exchange of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

3. By means of a Memorandum of Understanding, signed on September 18, 2001, Bahia Sul, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., entered into partnership with Sonae SGPS, S.A., an important portuguese group, with the initial objective of sharing with SONAE a 29% share in Portucel - Empresa Produtora de Pasta e Papel S.A. (PORTUCEL) and, in a second step, to participate in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of voting capital, which is forecast to occur in 2002, and, if successful, Bahia Sul and SONAE will have joint control of PORTUCEL.

   PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products of around 1,3 million of tons.

   The interest of Bahia Sul in PORTUCEL is made by intermediary of a company named Sonae Produtos e Derivados Florestais - SGPS, S.A. (SPDF), in which Bahia Sul holds 49.99% of capital and SONAE the remaining 50.01%.

   In September 2001, Bahia Sul made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions, equivalent to R$ 524 millions on September 30, 2002.

*(In thousands of Brazilian reais - R$)*

In accordance with the conditions stated on the Memorandum of Understanding, if the parties are not successful to acquire the shares in the privatization process of PORTUCEL, in a quantity sufficient to guarantee them joint-control, Bahia Sul may dispose its interest in this enterprise.

Due to the fact that the permanence of this investment is conditioned to a future event (success in acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in the investment until the future event occurs (the acquisition of shared control of PORTUCEL). The success of the acquisition will determine if the nature of this investment is permanent, and, consequently, if the equity accounting method is also permanent.

## 11 Property, plant and equipment, net

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | Useful life | September 30, 2002 | June 30, 2002 | September 30, 2002 | June 30, 2002 |
| Buildings | 25 at 35 years | 47,877 | 47,213 | 379,797 | 377,002 |
| Machinery and equipment | 10 at 35 years | 339,810 | 321,610 | 1,548,679 | 1,541,131 |
| Vehicles | 5 years | 2,570 | 2,789 | 7,387 | 7,886 |
| Others | 5 at 10 years | 21,345 | 20,738 | 30,538 | 29,042 |
| Land and farms | - | 80,773 | 80,151 | 231,666 | 173,269 |
| Timber resources | (1) | 136,813 | 137,185 | 342,566 | 303,984 |
| Construction-in-progress | - | 108,877 | 109,637 | 145,964 | 131,576 |
| | | 738,065 | 719,323 | 2,686,597 | 2,563,890 |

(1) Depletion of reserves is based on timber harvest.

*(In thousands of Brazilian reais - R$)*

## 12 Deferred charges, net

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | September 30, 2002 | June 30, 2002 | September 30, 2002 | June 30, 2002 |
| Pre-operating expenses | 5,797 | 3,896 | 21,578 | 18,024 |
| Goodwill (1) | - | - | 373,822 | 229,800 |
| | 5,797 | 3,896 | 395,400 | 247,824 |

(1) Refers to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and Preferred Share Exchange of issue of Bahia Sul by Preferred Shares of issue of the Company, justified by the expected profitability of the operations, and amortized through a ten-year period.

*(In thousands of Brazilian reais - R$)*

## 13 Loans and financing

| | Index | Interest | Parent Company September 30, 2002 | Parent Company June 30, 2002 | Consolidated September 30, 2002 | Consolidated June 30, 2002 |
|---|---|---|---|---|---|---|
| For acquisition of equipment: | | | | | | |
| BNDES - Finem | TJLP (1) | 7.00% to 12.00% p.a. | 88,333 | 92,491 | 351,920 | 348,754 |
| BNDES - Finame | TJLP (1) | 7.50% to 10.50% p.a. | 40,386 | 35,677 | 45,895 | 42,119 |
| BNDES - Automatic | TJLP (1) | 7.50% to 10.00% p.a. | 6,937 | 4,715 | 8,987 | 7,258 |
| Working capital: | | | | | | |
| Exportation financing | US$ | 4.00% to 9.00% p.a. | 592,627 | 378,728 | 1,740,810 | 1,212,479 |
| Pre-export payment (performance) | US$ (2) | 4.80% p.a. | 733,157 | 568,880 | 733,157 | 568,880 |
| Syndicated loan | US$ (3) | LIBOR + 2.60% p.a. | - | - | 389,490 | 284,440 |
| Resolution 63 | US$ | (4) | 109,057 | 79,644 | 109,057 | 79,644 |
| FMO | US$ | 8.90% p.a. | 32,916 | 26,951 | 32,916 | 26,951 |
| Importation financing | US$/YENE | 1.11% to 5.25% p.a. | 32,641 | 23,307 | 32,641 | 23,307 |
| BNDES - Exim | TJLP (1) | 7.65% to 7.70% p.a. | - | - | 5,880 | 5,825 |
| Others | US$ | | - | - | 15,233 | 35,166 |
| | | | 1,636,054 | 1,210,393 | 3,465,986 | 2,634,823 |
| Current liabilities | | | 596,472 | 389,193 | 1,251,875 | 942,812 |
| Noncurrent liabilities | | | 1,039,582 | 821,200 | 2,214,111 | 1,692,011 |
| Interest accrued - Gross | | | 25,088 | 19,187 | 46,731 | 39,578 |
| Net income with swap operations | | | (10,631) | 498 | (10,631) | 498 |
| Interest accrued - net | | | 14,457 | 19,685 | 36,100 | 40,076 |

| The long-term portion of loans and financing mature as follows: | Parent Company September 30, 2002 | Parent Company June 30, 2002 | Consolidated September 30, 2002 | Consolidated June 30, 2002 |
|---|---|---|---|---|
| 2003 | 115,963 | 206,754 | 159,012 | 265,012 |
| 2004 | 436,981 | 342,875 | 1,089,542 | 798,645 |
| 2005 | 295,676 | 189,826 | 513,516 | 338,887 |
| 2006 | 182,605 | 74,528 | 366,817 | 223,350 |
| 2007 | 8,357 | 7,217 | 40,954 | 31,041 |
| 2008 onward | - | - | 44,270 | 35,076 |
| | 1,039,582 | 821,200 | 2,214,111 | 1,692,011 |

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank.

*(In thousands of Brazilian reais - R$)*

(2) Sindicated operation, based on export receivables of the subsidiary Bahia Sul Celulose S.A., under a performance agreement between the Company and its subsidiary (note 14). According to the financing contract, at September 30, 2002, the Company held a bank deposit in the amount of R$ 48 million, to defray the debt service of this operation. This amount is classified in Interest Earning Bank Deposits;

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(4) Resolution 63 - Loans and financing under the following terms:
R$ 38,949 - 9.2128% p.a.; and
R$ 70,108 - 82% to 96% of CDI + Cupom 0.01% to 7.5% p.a. or exchange variation plus (the higher)

## 14 Related companies

On May 2001, NemoFeffer S.A. transferred to this Company a loan obtained abroad in an amount equivalent to US$ 160 million, assuming the Company the obligation to reimburse NemoFeffer for all costs and charges supported by it. The loan obtained by NemoFeffer has a unique maturity date on October 2006 and interest of 7.90% per annum. On September 30, 2002, this balance amounts to R$ 693 million including interest (R$ 497 million in June 2002).

As described in note 13, the Company entered into a export financing transaction in the amount of US$ 200 million that is based on the export receivables of its subsidiary Bahia Sul Celulose S.A.

During the semester, the subsidiary transferred exports to the Company in the amount of R$ 69,582, which was simultaneously exported in the amount of R$ 68,307. The net effect between the exports performed by the Company and the goods transferred by the subsidiary amounted to R$ R$ 1,275, related to the financing cost of the transaction and it is recorded as financial expenses.

*(In thousands of Brazilian reais - R$)*

## 15 Provision for contingencies

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Tax | 30,098 | 33,160 | 53,675 | 53,217 |
| Labor | 12,603 | 12,202 | 17,764 | 17,364 |
| Others | - | - | 500 | 500 |
| | 42,701 | 45,362 | 71,939 | 71,081 |

Provision for contingencies were recorded in order to cover the Company on potencial losses due to administrative and judicial suits related to fiscal, labor and social security matters, in amounts considered as sufficient, based on its legal counselors opinion.

## 16 Provision for loss in subsidiary - Parent Company

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies. The impact of this change, on the financial statements of the subsidiary Stenfar S.A.I.C, resulted in a negative equity of $ 79,955 thousand pesos, at September 30, 2002.

Therefore, a loss provision was recorded in the amount of R$ 65,185, as non-operating expenses, in the 2002 nine months income statement in addition to the provision recorded at December 31, 2001.

*(In thousands of Brazilian reais - R$)*

## 17 Financial instruments

Considering the requirements of the CVM Instruction nr. 235/95, the Company made an evaluation of its assets and liabilities as of September 30, 2002, concluding that the recorded amounts do not differ significantly from their market values.

The Company performed swap operations to fix interest rates of certain foreign currency loans up to the limit of US$ 120 million, in order to minimize risks in interest rates.

In the consolidated statements, the subsidiary Bahia Sul Celulose S.A. has performed derivative operations, to the limit of US$ 120 million.

## 18 Guarantees - Parent company

As of September, 30 2002 and June, 30 2002, guarantees provided by the parent company and subsidiaries were as follows:

| | **September 30, 2002** | **June 30, 2002** |
|---|---|---|
| Bahia Sul Celulose S.A. | | |
| BNDES | 219,831 | 221,747 |
| Shared guarantees with Suzano Petroquímica S.A.: | | |
| Polibrasil Resinas S.A. | | |
| Credit line FMO | 167,512 | 96,441 |
| BNDES | 27,577 | 21,227 |
| | 195,089 | 117,668 |

*(In thousands of Brazilian reais - R$)*

Guarantees assumed by the Company, which transfers to Suzano Petroquimica S.A. resulting from the spin-off, are in process of regulation:

| | September 30, 2002 | June 30, 2002 |
|---|---|---|
| Petroflex Indústria e Comércio S.A. | | |
| BNDES | 13,536 | 12,315 |
| Banco do Brasil - privatizacion Coperbo | 2,240 | 2,814 |
| | 15,776 | 15,129 |
| Politeno Indústria e Comércio S.A. | | |
| IFC - plant modernization | - | 4,375 |
| | 15,776 | 19,504 |

On September 30, 2002, the Company had "vendor" operations (bank loans to customers which are backed by a Company guarantee in the case the customer does not pay the bank on the due date) amounting to R$ 16,281 (R$ 16,070 in June 30, 2002).

## 19 Cancellation of Bahia Sul's public-held company registration

Through a joint Relevant Fact published on September 24, 2002, the Company and its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), informed the shareholders and the market that, on September 20, 2002, an Auction was held at BOVESPA, concerning the Public Offer for Exchange of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, according to the Call for Bid published on August 16, 2002.

After the Auction, it was verified that the shareholders of 682,177,844 preferred shares of Bahia Sul had accepted the Exchange Offer, representing 62% of the outstanding shares on the market, among the shareholders who participated in the Auction. Considering the percentage of the acceptors of the Exchange Offer, which is lower than the minimum required by CVM rules (66%), Bahia Sul will continue as a publicly-held company.

*(In thousands of Brazilian reais - R$)*

Considering the quantity of shares of the acceptors of the Exchange Offer, who do or do not integrate those outstanding on the market, including BNDESPAR, Suzano's capital was increased by R$ 483,737,235.80, becoming R$ 1,137,737,235.80, with the issue of 37,325,404 new preferred shares, as decided in the Management Council meeting, held on September 20, 2002, soon after the end of the Auction and the final verification made by Companhia Brasileira de Liquidação e Custódia – CBLC.

As from this date, the Company holds 93.88% of the capital of Bahia Sul.

The capital is composed of 258,519,784 shares, of which 97,374,458 are common shares with voting rights and 161,145,326 are preferred shares with no voting rights.

## 20 Relevant event

On September 30, 2002, the subsidiary Bahia Sul Celulose S.A. (Bahia Sul) and Aracruz Celulose S.A. (Aracruz) signed a contract with Companhia Vale do Rio Doce and its subsidiary Florestas Rio Doce S.A. through which the general lines and the purchase conditions were agreed upon, jointly and in equal parts, by Bahia Sul and Aracruz, of the assets that Florestas Rio Doce S.A. held in the region of São Mateus, in the State of Espírito Santo.

The assets are composed of approximately 40,000 hectares of land and the eucalyptus forests planted on it, in the amount of R$ 193.3 million. Through this transaction, Bahia Sul and Aracruz became successors of a preexisting contract of sale and purchase of timber from the assets acquired with a third-party, in the amount of R$ 49.5 million. Bahia Sul recorded its part in the operation, in the amount of R$ 96.7 million payable, in the short and long term, which should be paid in 12 quarterly installments, with the first being due on December 2002. With the closing of the transaction, Bahia Sul and Aracruz, each individually, will control half of the assets.

*(In thousands of Brazilian Reais - R$)*

## 21 Additional information

*Statements of changes in financial position*

| | September 30, 2002 | September 30, 2001 |
|---|---|---|
| **Sources of funds** | | |
| From operations | | |
| (Loss) net income for the period | (148,301) | 197,618 |
| Items not requiring (providing) working capital: | | |
| Depreciation, depletion and amortization | 48,846 | 42,312 |
| Net book value of permanent assets disposed of | 10,057 | 7,613 |
| Deferred taxes | (151,340) | (843) |
| Equity interest in subsidiaries and affiliates | (428,557) | (384,980) |
| Dividends from subsidiary | 7,920 | 10,910 |
| Gain on dilution of investments in affiliates | - | (34) |
| Amortization of goodwill | 21,138 | - |
| Provisions | 65,346 | 22,780 |
| Monetary variation of noncurrent assets and liabilities | 683,982 | 184,234 |
| | 109,091 | 79,610 |
| From shareholders | | |
| Integralization of capital | 483,737 | - |
| Other sources | | |
| Noncurrent loans | 139,664 | 930,356 |
| Income tax incentive | 462 | - |
| Transference of noncurrent to current assets | 1,000 | 14,321 |
| | 141,126 | 944,677 |
| **Total sources** | 733,954 | 1,024,287 |
| **Application of funds** | | |
| Additions to permanent assets | | |
| Property, plant and equipment | 122,011 | 93,490 |
| Investments | 485,449 | 718,967 |
| Deferred charges | 4,022 | 3,475 |
| | 611,482 | 815,932 |
| Increase in noncurrent assets | 6,191 | 55,433 |
| Transference of noncurrent to current liabilities | 281,214 | 191,090 |
| Interest on equity | - | 23,358 |
| Distribution of dividends | - | 260 |
| Treasury shares | 24 | 1,562 |
| | 898,911 | 1,087,635 |
| **Decrease in working capital** | (164,957) | (63,348) |
| **Current assets** | 192,751 | 166,791 |
| **Current liabilities** | (357,708) | (230,139) |

KPMG

**Consolidated interim financial position**

Consolidated balance sheets - Assets
Consolidated balance sheets - Liabilities
and shareholder's equity
Consolidated statements of income

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Consolidated balance sheets

**(Unaudited)**

*(In thousands of Brazilian Reais - R$)*

| **Assets** | **September 30, 2002** | **June 30, 2002** |
|---|---|---|
| **Current assets** | 2,286,491 | 1,754,123 |
| Cash and cash equivalents | 155,854 | 99,384 |
| Interest earning bank deposits | 1,177,187 | 834,047 |
| Trade accounts receivable | 406,825 | 351,642 |
| Inventories | 283,105 | 245,106 |
| Other accounts receivable | 54,696 | 39,082 |
| Recoverable taxes | 29,877 | 35,747 |
| Deferred income and social contribution taxes | 168,818 | 143,638 |
| Prepaid expenses | 10,129 | 5,477 |
| **Noncurrent assets** | 491,722 | 260,444 |
| Recoverable taxes | 8,271 | 6,720 |
| Deferred income and social contribution taxes | 445,933 | 222,212 |
| Judicial deposits | 19,056 | 16,322 |
| Other receivables | 18,462 | 15,190 |
| **Permanent assets** | 3,632,892 | 3,219,181 |
| Investments | 550,895 | 407,467 |
| Property, plant and equipment | 2,686,597 | 2,563,890 |
| Deferred charges | 395,400 | 247,824 |
| **Total assets** | 6,411,105 | 5,233,748 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Consolidated balance sheets

**(Unaudited)**

*(In thousands of Brazilian Reais - R$)*

| Liabilities and shareholders' equity | September 30, 2002 | June 30, 2002 |
|---|---|---|
| **Current liabilities** | 1,615,816 | 1,266,049 |
| Trade accounts payable | 109,571 | 113,742 |
| Loans and financing | 1,287,975 | 982,888 |
| Taxes payable other than on income | 16,177 | 12,189 |
| Accrued salaries and payroll taxes | 45,096 | 36,696 |
| Other accounts payable | 61,793 | 32,386 |
| Dividends payable | 136 | 137 |
| Income and social contribution taxes | 95,068 | 88,011 |
| **Noncurrent liabilities** | 3,088,312 | 2,293,057 |
| Loans and financing | 2,214,111 | 1,692,011 |
| Related parties | 693,065 | 496,950 |
| Deferred income and social contribution taxes | 32,045 | 33,015 |
| Provision for contingencies | 71,939 | 71,081 |
| Other accounts payable | 77,152 | - |
| **Minority interests** | 93,486 | 416,002 |
| **Shareholders' equity** | 1,613,491 | 1,258,640 |
| Share capital | 1,137,737 | 654,000 |
| Capital reserves | 26,741 | 26,741 |
| Revaluation reserves | 43,638 | 45,520 |
| Appropriated retained earnings | 568,964 | 568,988 |
| Accumulated losses | (163,589) | (36,609) |
| **Total liabilities and shareholders' equity** | 6,411,105 | 5,233,748 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Consolidated statements of income

**(Unaudited)**

*(In thousands of Brazilian Reais - R$, except profit per share)*

| | Nine-month period ended September 30, | | Three-month period ended September 30, | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| **Net sales** | 1,503,153 | 2,182,552 | 550,355 | 748,878 |
| **Cost of goods sold** | (844,005) | (1,454,190) | (267,052) | (487,061) |
| **Gross profit** | 659,148 | 728,362 | 283,303 | 261,817 |
| Selling expenses | (83,448) | (123,224) | (37,111) | (46,339) |
| General and administrative expenses | (122,040) | (146,230) | (49,558) | (63,010) |
| Financial income | 479,595 | 506,944 | 302,966 | 229,711 |
| Financial expenses | (1,390,429) | (873,115) | (864,608) | (451,925) |
| Other operating income | 15,043 | 19,029 | 9,160 | 8,497 |
| Other operating expenses | (21,138) | (1,384) | (7,890) | (461) |
| Equity interest in subsidiaries and affiliates | - | (2,004) | 824 | (2,947) |
| **Operating (loss) profit** | (463,269) | 108,378 | (362,914) | (64,657) |
| Nonoperating expenses | 6,011 | (6,727) | (1,257) | (227) |
| **(Loss) profit before income and social contribution taxes** | (457,258) | 101,651 | (364,171) | (64,884) |
| Social contribution tax and income taxes | 319,895 | 83,991 | 244,635 | 73,646 |
| **(Loss) profit before minority interest** | (137,363) | 185,642 | (119,536) | 8,762 |
| Minority interest | (16,388) | 10,644 | (6,848) | 23,482 |
| **(Loss) net profit for the period** | (153,751) | 196,286 | (126,384) | 32,244 |
| **Number of shares (thousands)** | 258,520 | 221,194 | 258,520 | 221,194 |
| **(Loss) net profit per share** | (0.59474) | 0.88739 | (0.48888) | 0.14577 |

See the accountants' review report and accompanying notes to the interim financial information.

FILE № 82-3550

KPMG

SEC MAIL PROCESSING
RECEIVED
DEC 09 2002
WASH, D.C. 161 SECTION

**Companhia Suzano de Papel e Celulose**

# Interim financial information
# Nine-month period ended
# September 30, 2002 (Unaudited)

KPMG

# Companhia Suzano de Papel e Celulose

## Interim financial information

**Nine-month period ended September 30, 2002 (Unaudited)**

## Contents

# Management report

In recent months the Brazilian economy has experienced an increase in the aversion to the risk by the international market, which has caused generalized pressure on liquidity on the domestic financial markets.

Confronted with this scenario, the Real has suffered constant pressure, closing September with an accumulated devaluation in this year of 67.9% in relation to the U.S. dollar.

The pulp and paper segment in Brazil, in view of the macroeconomic environment, steered greater volumes towards the foreign market, especially to Europe and the USA.

**Production and trading**

The total production, in the first nine months of 2002, was 425.7 thousand tons of products, including 27.0 thousand tons of market pulp, 1.5% higher than the same period of the previous year.

During the nine months of 2002, 426,5 thousand tons have been traded, a volume 7.3% higher than the same period in 2001. The foreign market in 2002 corresponded to 36.2% of the traded volume, against 33.0% in the nine months of 2001.

**Income for the year**

The net sales in the accumulated period of nine months of 2002 was R$ 854.3 million, 20.5% higher than the same period of 2001, which is a result of the combination of an increase in the volume traded and an increase of 12.3% in the average prices in Reais.

In the accumulated period up to September 2002, 256.3 thousand tons of its own products and 16.0 thousand tons of third-party products were traded on the domestic market, which is a volume 2.2% higher than the same period in 2001. The average prices practiced on the domestic market in the first nine months of 2002 were 12.3% higher than the same period in 2001.

The volume of sales on the foreign market, of 154.2 thousand tons, in the accumulated period of nine months of 2002, was 17.7% higher than the equivalent period of the previous year, with an emphasis on the higher volume of printing and writing paper and card paper, reflecting the new focus on the foreign market, resulting from the current economic scenario.

The average unitary cost of the products sold in the first nine months of 2002 presented an increase of 10.6% compared to the first nine months of 2001. This variation results from the increase in the cost of some inputs, especially those imported, and a higher volume of exports.

The effects of the devaluation of the Real in the statement of income are verified mainly in financial expenses and equity, which partially compensate each other.

The net financial expenses in the accumulated nine months of 2002 were R$ 102.7 million and the net monetary and exchange variations in the same period totaled R$ 862.6 million, which is a reflection of the appreciation of the U.S. dollar compared to the Real.

The accumulated equity earnings in the nine months of 2002 was R$ 428.6 million, influenced mainly by the monetary variations of Suzanopar's financial investments abroad.

In the accumulated period of nine months of 2002, the gross margin was 40.9% (48.1% in the third quarter of 2002) and the generation of operating cash - EBITDA reached R$ 277.4 million, representing an EBTIDA margin of 32.5% (35.8% in the third quarter of 2002 and 31.0% in the first nine months of 2001).

There was an increase in the annualized net debt/EBITDA ratio from a multiplier of 2.9 at the end of June 2002 to a multiplier of 3.6 at the end of September 2002, due, mainly, to the effect on the indebtedness of the variation of 36.9% in the exchange rate in the third quarter.

In the period of nine months in 2002, despite the improvement of 28.9% in the result of the activity - EBIT compared to the same period in 2001, - the Company presented a net loss of R$ 148.3 million, influenced mainly by the accounting impacts of the exchange rate variation of 67.9% in the period.

**Subsidiaries**

**Bahia Sul Celulose S.A.**

The third quarter of 2002 was characterized by volatility on the domestic financial market and by uncertainties and turbulences in the worldwide economy.

Within this context, there was significant devaluation of the Real, with the exchange rate varying 36.9% in the third quarter, accumulating a variation of 67.9% in the nine months of 2002.

The price of eucalyptus short fiber pulp on the foreign market in the third quarter was US$ 510 per ton in Europe and in the USA, presenting stability in relation to the closing price of the second quarter of 2002.

At the end of September 2002, the Company had inventories of 50.3 thousand tons, equivalent to approximately 30 days of sales.

The accumulated production in the first nine months of this year was 454.0 thousand tons, representing an increase of 1.4%, compared to the same period of the previous year.

Paper production reached 169.7 thousand tons, 10.8% higher than that recorded in 2001. Of this production, 107.9 thousand tons were in rolls and 61.8 thousand tons in folio size cut paper. The market pulp production, 3.5% lower than the same period of 2001, was 284.3 thousand tons.

There was a change in the production mix (more production of paper and less production of pulp), mainly due to the start-up of operation of two cutters in August 2001.

The volume traded in the first nine months of 2002 totaled 455.3 thousand tons (70.3% for export). This volume represents a decrease of 3.0%, when compared to the same period of the previous year, because, in that period, there was a decrease in inventories formed at the end of 2000.

The volume of pulp sold in the nine months of 2002 was 283.3 thousand tons (86.1% for export) and the volume of paper was 172.0 thousand tons (44.2% for export). In the traded volume of paper, rolls correspond to 111.5 thousand tons and folio size cut paper to 60.5 thousand tons.

The net sales in the nine months of 2002 was R$ 637.0 million, 11.3% higher than that recorded in the same period of 2001, which is a result of the combination of the increase of 14.6% in the average prices in Reais and a decrease of 3.0% in the volume sold.

In the composition of the net sales, pulp corresponds to 50.1%, paper in rolls to 30.9%, and folio size cut paper to 18.8%.

The variation in the mix of products sold, the increase of the logistic cost of exported products (for the most part in dollars) and the increase in the cost of part of the inputs, increased the average unitary cost of the Company by 12.0% in these first nine months of 2002.

The result of the activity - EBIT accumulated up to September 2002 was R$ 254.9 thousand, compared to R$ 217.7 thousand for the same period of the previous year. This increase was strongly influenced by the price increase in Reais, as well as the improvement in quality of the product mix .

The generation of operating cash - *EBITDA* in the nine months of 2002 was R$ 321.3 million, 11.8% higher than the same period of 2001. The accumulated EBITDA margin in these first months of 2002 was 50.4%.

The accumulated net income at September 2002 was R$ 30.1 million.

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

# Independent auditors' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2002, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in accordance with the accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 25, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

## Balance sheets

**(Unaudited)**

*(In thousands of Brazilian Reais - R$)*

| **Assets** | **September 30, 2002** | **June 30, 2002** |
|---|---|---|
| **Current assets** | 571,329 | 470,123 |
| Cash and cash equivalents | 10,401 | 19,619 |
| Interest earning bank deposits | 82,056 | 35,827 |
| Trade accounts receivable | 184,131 | 163,170 |
| Inventories | 135,961 | 128,635 |
| Other accounts receivable | 19,771 | 13,527 |
| Recoverable taxes | 17,226 | 22,295 |
| Deferred income and social contribution taxes | 112,332 | 81,725 |
| Prepaid expenses | 9,451 | 5,325 |
| **Noncurrent assets** | 227,179 | 76,384 |
| Related parties | 36,087 | 33,213 |
| Recoverable taxes | 8,271 | 6,720 |
| Deferred income and social contribution taxes | 174,046 | 27,713 |
| Judicial deposits | 8,451 | 8,436 |
| Other receivables | 324 | 302 |
| **Permanent assets** | 3,553,606 | 2,800,696 |
| Investments | 2,809,744 | 2,077,477 |
| Property, plant and equipment | 738,065 | 719,323 |
| Deferred charges | 5,797 | 3,896 |
| **Total assets** | 4,352,114 | 3,347,203 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Balance sheets

**(Unaudited)**

*(In thousands of Brazilian Reais - R$)*

| Liabilities and shareholders' equity | September 30, 2002 | June 30, 2002 |
|---|---|---|
| **Current liabilities** | 835,173 | 604,245 |
| Trade accounts payable | 72,780 | 75,972 |
| Loans and financing | 610,929 | 408,878 |
| Taxes payable other than on income | 12,330 | 8,786 |
| Accrued salaries and payroll taxes | 30,031 | 23,924 |
| Other accounts payable | 28,806 | 11,914 |
| Dividends payable | 131 | 131 |
| Income and social contribution taxes | 80,166 | 74,640 |
| **Noncurrent liabilities** | 1,877,659 | 1,466,157 |
| Loans and financing | 1,039,582 | 821,200 |
| Related parties | 709,029 | 508,634 |
| Deferred income and social contribution taxes | 32,045 | 33,015 |
| Provision for contingencies | 42,701 | 45,362 |
| Provision for loss in subsidiary | 54,302 | 57,946 |
| **Shareholders' equity** | 1,639,282 | 1,276,801 |
| Share capital | 1,137,737 | 654,000 |
| Capital reserves | 26,741 | 26,741 |
| Revaluation reserves | 43,638 | 45,520 |
| Appropriated retained earnings | 568,964 | 568,988 |
| Accumulated losses | (137,798) | (18,448) |
| **Total liabilities and shareholders' equity** | 4,352,114 | 3,347,203 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Statements of income

**(Unaudited)**

*(In thousands of Brazilian Reais - R$, except profit per share)*

| | Nine-month period ended September 30, | | Three-month period ended September 30, | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| **Net sales** | 854,272 | 708,887 | 327,159 | 255,521 |
| **Cost of goods sold** | (504,505) | (425,295) | (169,899) | (148,961) |
| **Gross profit** | 349,767 | 283,592 | 157,260 | 106,560 |
| Selling expenses | (58,389) | (44,614) | (26,595) | (14,284) |
| General and administrative expenses | (61,509) | (58,722) | (25,812) | (20,812) |
| Management remuneration | (8,063) | (7,363) | (2,869) | (2,131) |
| Financial income | 50,768 | 32,878 | 32,391 | 14,856 |
| Financial expenses | (1,015,962) | (467,066) | (654,610) | (279,129) |
| Equity interest in subsidiaries and affiliates | 407,419 | 384,980 | 248,288 | 165,941 |
| Other operating income | 6,740 | 4,416 | 4,039 | 2,620 |
| **Operating (loss) profit** | (329,229) | 128,101 | (267,908) | (26,379) |
| Nonoperating expenses | (63,995) | (667) | (22,228) | (892) |
| **(Loss) profit before income and social contribution taxes** | (393,224) | 127,434 | (290,136) | (27,271) |
| Social contribution tax and income taxes | 255,227 | 77,254 | 172,384 | 65,387 |
| **(Loss) profit before profit sharing** | (137,997) | 204,688 | (117,752) | 38,116 |
| Employee profit sharing scheme | (10,304) | (7,070) | (3,480) | (2,701) |
| **(Loss) net profit for the period** | (148,301) | 197,618 | (121,232) | 35,415 |
| **Number of shares (thousands)** | 258,520 | 221,194 | 258,520 | 221,194 |
| **(Loss) net profit per share** | (0.57365) | 0.89341 | (0.46895) | 0.16011 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

# Notes to the interim financial information

**Nine-month periods ended September 30, 2002 (Unaudited)**

*(In thousands of Brazilian Reais - R$)*

## 1 Operations

The Company's operation mainly consist of the manufacturing and sale, in Brazil and abroad, of short fiber pulp and paper, as well as the development and maintenance of forests for lumber used by the Company, or sold to third parties.

## 2 Interim financial information

The interim financial information were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

## 3 Description of significant accounting practices

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year-ended December 31, 2001.

**Foreign currency** - all assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of income;

**Interest earning bank deposits** - are recorded at cost plus yield accrued to the balance sheet date, which does not exceed market value;

**Allowance for doubtful accounts** - established on a basis considered sufficient to cover possible losses on the realization of accounts receivable;

**Inventories** - are valued at average cost of acquisition or production, which does not exceed market value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition;

**Investments** - in subsidiaries and affiliates were valued using the equity method, and other investments were valued at cost, less any provisions for losses (if applicable);

**Property, plant and equipment** - is recorded at acquisition, formation or construction cost plus a spontaneous revaluation. Forestry is composed by costs of acquisition, formation and maintenance. Depreciation is provided for by using the straight-line method at rates which take into account the estimated useful lives of the assets. Depletion of reserves is based on timber harvest;

**Deferred charges** - are recorded at cost and amortized over a 10-year term; goodwill is based on future economic benefits and is amortized over a 10-year period;

**Rights and obligations** - are price-level restated according to the exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

**Interest on loans** - interest on loans and financing are recorded in accordance with the terms of the contracts utilizing the effective interest rate;

**Provisions** - a provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

**Income and social contribution taxes** - Income tax - calculated at the rate of 15% of taxable income, plus an additional of 10%. Social contribution tax - calculated at the rate of 9% of adjusted taxable income. Deferred income and social contribution taxes were calculated on tax losses carry forward, on the negative basis for social contribution tax and on temporary differences;

**Revaluation reserves** - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as non-current liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against appropriated profits;

*(In thousands of Brazilian reais - R$)*

**Conversion method for foreign subsidiaries** - the interim financial information were converted to the domestic currency equivalent using the foreign exchange sell rate in effect at the end of the year. When applicable, their accounting practices were adjusted to those of the parent company;

**Recognition of effects of inflation** - the permanent asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

The Company is voluntarily presenting the statements of changes in financial positions, prepared as an additional information.

Some balances for the periods ended in June 30, 2002 and September 30, 2002 were reclassified in order to be consistent with the current interim financial information presentation.

## 4 Consolidated interim financial information

The Company is presenting the balance sheet and the consolidated statements of income, with the objective of improving the information disclosed to the market.

The consolidated interim financial information for the period ended September 30, 2002 include the interim financial information of Cia. Suzano de Papel e Celulose and its following subsidiaries: Bahia Sul Celulose S.A., Bahia Sul International Trading Ltd., Bahia Sul América Inc, Comercial e Agrícola Paineiras Ltda., Suzanopar Investimentos Ltd., Suzanopar International S.A., CSPC Overseas Ltd., Nemo International, Sun Paper and Board Limited, Nemotrade Corporation and Stenfar S.A., Ind. Coml. Imp. Exp.

The consolidated statements of income for the period ended September 30, 2001 include, besides the companies mentioned above, the following companies: Politeno Indústria e Comércio S.A., Politeno Empreendimentos Ltda, Nordeste Química S.A., Suzano Química Ltda, Polibrasil Participações S.A., Polipropileno S.A., Polibrasil Resinas S.A., Polibrasil Compostos S.A., Norcom S.A., Polipropileno Participações S.A., Copene Petroquímica do Nordeste S.A. and Petroflex Indústria e Comércio S.A.

*(In thousands of Brazilian reais - R$)*

The consolidation process for the balance sheet and statement of income is based on the horizontal sum of assets, liabilities incomes and expenses, and the following eliminations:

**a.** Investment in the subsidiaries' capital, profit reserves, accumulated losses, and investments;

**b.** Balances and other assets and/or liabilities within the consolidated companies; and

**c.** Effects of significant transactions performed between the companies.

***Reconciliation of the statements of income and shareholders' equity***

| | Statements of income | | | |
|---|---|---|---|---|
| | **September 30, 2002** | | **September 30, 2001** | |
| | **Three-month period ended** | **Nine-month period ended** | **Three-month period ended** | **Nine-month period ended** |
| Parent Company | (121,232) | (148,301) | 35,415 | 197,618 |
| Elimination of unrealized net income obtained by Parent Company in transactions with subsidiaries | ( 5,152) | ( 5,450) | ( 3,171) | ( 1.332) |
| Consolidated | (126,384) | (153,751) | 32,244 | 196,296 |

| | **Shareholders' equity** | |
|---|---|---|
| | **September 30, 2002** | **June 30, 2002** |
| Parent Company | 1,639,282 | 1,276,801 |
| Elimination of unrealized net income obtained by Parent Company in transactions with subsidiaries | ( 25,791) | ( 18,161) |
| Consolidated | 1,613,491 | 1,258,640 |

*(In thousands of Brazilian reais - R$)*

### *Impact of the restructuring process occurred in 2001 to the consolidated statements of income*

The Company, based on its Extraordinary Stockholders' meeting dated November 30, 2001, performed a spin-off of its assets and liabilities related to its interest in petrochemical companies. In order to allow the adequate comparability of the interim financial information for the period ended September 30, 2002 with the same period of 2001, we present below the consolidated statements of income by segment:

| | Pulp and paper | | Petrochemical | Total |
|---|---|---|---|---|
| | Nine-month period ended 2002 | Nine-month period ended 2001 | Nine-month period ended 2001 | Nine-month period ended 2001 |
| Gross sales | 1,693,114 | 1,459,739 | 1,115,212 | 2,574,951 |
| Sales taxes | (189,961) | (147,595) | (244,804) | (392,399) |
| Net sales | 1,503,153 | 1,312,144 | 870,408 | 2,182,552 |
| Cost of sales | (844,005) | (727,614) | (726,576) | (1,454,190) |
| Gross profit | 659,148 | 584,530 | 143,832 | 728,362 |
| Selling expenses | (83,448) | (87,428) | (35,796) | (123,224) |
| General and administrative expenses | (122,040) | (118,174) | (28,056) | (146,230) |
| Honorários da administração | | | | - |
| Financial expenses | (1,390,429) | (741,460) | (131,655) | (873,115) |
| Financial income | 479,595 | 455,370 | 51,574 | 506,944 |
| Amortization of goodwill | (21,138) | - | (1,384) | (1,384) |
| Equity interest in subsidiaries and affiliates | - | - | (2,004) | (2,004) |
| Other operation income | 15,043 | 8,516 | 10,513 | 19,029 |
| Operating (loss) income | (463,269) | 101,354 | 7,024 | 108,378 |
| Correção monetária do balanço | | | | - |
| Nonoperating income (expenses) | 6,011 | (6,129) | (598) | (6,727) |
| (Loss) income before social contribution andincome taxes | (457,258) | 95,225 | 6,426 | 101,651 |
| Social contribution and income taxes | 319,895 | 90,759 | (6,768) | 83,991 |
| Lucro antes da participação nos lucros | (137,363) | 185,984 | (342) | 185,642 |
| Participação dos empregados nos lucros | | | | - |
| (Loss) income before profit sharing | (137,363) | 185,984 | (342) | 185,642 |
| Employee profit sharing scheme | (16,388) | (485) | 11,129 | 10,644 |
| (Loss) net income for the period | (153,751) | 185,499 | 10,787 | 196,286 |

*(In thousands of Brazilian reais - R$)*

## 5 Trade accounts receivable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Domestic clients | 202,853 | 183,095 | 272,481 | 233,494 |
| Foreign clients | 136,981 | 148,883 | 309,518 | 298,741 |
| Discounted export bills | (136,981) | (148,883) | (143,082) | (155,355) |
| Allowance for doubtful accounts | (18,722) | (19,925) | (32,092) | (25,238) |
| | 184,131 | 163,170 | 406,825 | 351,642 |

## 6 Inventories

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Finished goods | 61,074 | 59,687 | 146,795 | 92,609 |
| Work-in-process | 11,102 | 8,166 | 13,572 | 9,990 |
| Raw materials | 23,634 | 22,332 | 44,467 | 39,183 |
| Maintenance and miscellaneous materials | 40,151 | 38,450 | 78,271 | 103,324 |
| | 135,961 | 128,635 | 283,105 | 245,106 |

*(In thousands of Brazilian reais - R$)*

## 7 Recoverable taxes

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Recoverable social contribution | 2,841 | 2,840 | 5,131 | 2,840 |
| Recoverable income tax | 9,743 | 9,731 | 9,743 | 9,731 |
| Withheld income tax on interest earning bank deposits | 292 | 56 | 7,819 | 11,096 |
| Recoverable tax on net income (ILL) | - | 4,752 | - | 4,752 |
| Value-Added tax on sales and services due fixed Assets purchases | 12,003 | 9,676 | 14,044 | 11,304 |
| Others taxes and contributions | 618 | 1,960 | 1,411 | 2,744 |
| | 25,497 | 29,015 | 38,148 | 42,467 |

## 8 Deferred income and social contribution taxes

***Assets***

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Tax losses carry forward | 182,283 | 54,214 | 411,681 | 235,341 |
| Negative basis of social contribution | 67,568 | 20,737 | 134,863 | 70,997 |
| Temporary differences | 36,527 | 34,487 | 68,207 | 59,512 |
| | 286,378 | 109,438 | 614,751 | 365,850 |

*(In thousands of Brazilian reais - R$)*

***Liabilities***

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Accelerated incentive depreciation | 10,577 | 10,577 | 10,577 | 10,577 |
| Revaluation reserve | 21,232 | 22,202 | 21,232 | 22,202 |
| Negative goodwill | 236 | 236 | 236 | 236 |
| | 32,045 | 33,015 | 32,045 | 33,015 |

The deferred income and social contribution taxes assets of the Parent Company and Consolidated are supported by cash flows projections that show the existence of future taxable income in sufficient amounts to realize these balances, in a period, which does not exceed the maximum stated in CVM Instruction 371/2002 (10 years).

The credits from tax losses carry forwards and negative basis of contribution, on the consolidated statements, were mainly constituted by the subsidiary Bahia Sul Celulose S.A., which had, as of September 30, 2002, a tax loss carry forwards of R$ 1,001,005 and a negative basis of social contribution of R$ 835,983. The above-mentioned credits were registered after a reduction in an amount of R$ 32,798 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets.

## 9 Taxable foreign income

The Company recorded a provision related to income tax and social contribution incident on the profit its foreign subsidiaries earned, according to Provisory Measure no. 2158-34 of June 29, 2001, in the amount of R$ 80,166 of the Parent Company (R$ 74,640 in June 30, 2002) and R$ 95,068 of the Consolidated (R$ 88,011 in June 30, 2002). These amounts are presented as current liabilities in September 30, 2002.

*(In thousands of Brazilian reais - R$)*

## 10 Investments

***Parent Company***

| | Percentage held | Investments September 30, 2002 | Investments June 30, 2002 | Equity interest September 30, 2002 | Equity interest September 30, 2001 |
|---|---|---|---|---|---|
| Subsidiaries: | | | | | |
| Suzanopar Investmentos Ltd. | 100.00% | 951,116 | 688,227 | 406,330 | 377,864 |
| Bahia Sul Celulose S.A. (1) | 93.88% | 1,434,568 | 1,115,612 | 12,471 | ( 5,250) |
| Nemo International | 100.00% | 17,925 | 12,279 | 8,962 | - |
| Comercial e Agrícola Paineiras Ltda. | 100.00% | 12,007 | 11,931 | 794 | ( 386) |
| Suzano Química Ltda. | 100.00% | - | - | - | 2,719 |
| SPP-Nemo S.A. Indl. e Coml. Export. | 100.00% | - | - | - | 10,033 |
| | | 2,415,616 | 1,828,049 | 428,557 | 384,980 |
| Others: | | | | | |
| Others | | 20,306 | 19,628 | - | - |
| Unamortized goodwill (2) | | 373,822 | 229,800 | ( 21,138) | - |
| | | 394,128 | 249,428 | ( 21,138) | - |
| | | 2,809,744 | 2,077,477 | 407,419 | 384,980 |

***Consolidated***

| | Percentage held | Investments September 30, 2002 | Investments June 30, 2002 | Equity interest September 30, 2002 | Equity interest September 30, 2001 |
|---|---|---|---|---|---|
| Sonae Prod. Derivados: | | | | | |
| Florestais SGPS S.A. (3) | 49.99% | 523,977 | 384,045 | - | - |
| Others | - | 26,918 | 23,422 | - | (2,004) |
| | | 550,895 | 407,467 | - | (2,004) |

# Companhia Suzano de Papel e Celulose

# Notes to the interim financial information

*(In thousands of Brazilian reais - R$)*

1. On May 07, 2001 the Company acquired all of Companhia Vale do Rio Doce's share participation in Bahia Sul Celulose S/A, and, therefore, it holds 100% its voting capital, and 72.82% of its total capital;

   On September 20, 2002, through the auction concerning the Public Offer for Exchange of Preferred Shares issued by Bahia Sul for preferred shares issued by the Company, the Company now holds 93.88% of total capital (see Note 19).

2. Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and Exchange of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

3. By means of a Memorandum of Understanding, signed on September 18, 2001, Bahia Sul, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., entered into partnership with Sonae SGPS, S.A., an important portuguese group, with the initial objective of sharing with SONAE a 29% share in Portucel - Empresa Produtora de Pasta e Papel S.A. (PORTUCEL) and, in a second step, to participate in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of voting capital, which is forecast to occur in 2002, and, if successful, Bahia Sul and SONAE will have joint control of PORTUCEL.

   PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products of around 1,3 million of tons.

   The interest of Bahia Sul in PORTUCEL is made by intermediary of a company named Sonae Produtos e Derivados Florestais - SGPS, S.A. (SPDF), in which Bahia Sul holds 49.99% of capital and SONAE the remaining 50.01%.

   In September 2001, Bahia Sul made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions, equivalent to R$ 524 millions on September 30, 2002.

*(In thousands of Brazilian reais - R$)*

In accordance with the conditions stated on the Memorandum of Understanding, if the parties are not successful to acquire the shares in the privatization process of PORTUCEL, in a quantity sufficient to guarantee them joint-control, Bahia Sul may dispose its interest in this enterprise.

Due to the fact that the permanence of this investment is conditioned to a future event (success in acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in the investment until the future event occurs (the acquisition of shared control of PORTUCEL). The success of the acquisition will determine if the nature of this investment is permanent, and, consequently, if the equity accounting method is also permanent.

## 11 Property, plant and equipment, net

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | **Useful life** | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Buildings | 25 at 35 years | 47,877 | 47,213 | 379,797 | 377,002 |
| Machinery and equipment | 10 at 35 years | 339,810 | 321,610 | 1,548,679 | 1,541,131 |
| Vehicles | 5 years | 2,570 | 2,789 | 7,387 | 7,886 |
| Others | 5 at 10 years | 21,345 | 20,738 | 30,538 | 29,042 |
| Land and farms | - | 80,773 | 80,151 | 231,666 | 173,269 |
| Timber resources | (1) | 136,813 | 137,185 | 342,566 | 303,984 |
| Construction-in-progress | - | 108,877 | 109,637 | 145,964 | 131,576 |
| | | 738,065 | 719,323 | 2,686,597 | 2,563,890 |

(1) Depletion of reserves is based on timber harvest.

*(In thousands of Brazilian reais - R$)*

## 12 Deferred charges, net

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Pre-operating expenses | 5,797 | 3,896 | 21,578 | 18,024 |
| Goodwill (1) | - | - | 373,822 | 229,800 |
| | 5,797 | 3,896 | 395,400 | 247,824 |

(1) Refers to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and Preferred Share Exchange of issue of Bahia Sul by Preferred Shares of issue of the Company, justified by the expected profitability of the operations, and amortized through a ten-year period.

*(In thousands of Brazilian reais - R$)*

## 13 Loans and financing

| | Index | Interest | Parent Company September 30, 2002 | Parent Company June 30, 2002 | Consolidated September 30, 2002 | Consolidated June 30, 2002 |
|---|---|---|---|---|---|---|
| For acquisition of equipment: | | | | | | |
| BNDES - Finem | TJLP (1) | 7.00% to 12.00% p.a. | 88,333 | 92,491 | 351,920 | 348,754 |
| BNDES - Finame | TJLP (1) | 7.50% to 10.50% p.a. | 40,386 | 35,677 | 45,895 | 42,119 |
| BNDES - Automatic | TJLP (1) | 7.50% to 10.00% p.a. | 6,937 | 4,715 | 8,987 | 7,258 |
| Working capital: | | | | | | |
| Exportation financing | US$ | 4.00% to 9.00% p.a. | 592,627 | 378,728 | 1,740,810 | 1,212,479 |
| Pre-export payment (performance) | US$ (2) | 4.80% p.a. | 733,157 | 568,880 | 733,157 | 568,880 |
| Syndicated loan | US$ (3) | LIBOR + 2.60% p.a. | - | - | 389,490 | 284,440 |
| Resolution 63 | US$ | (4) | 109,057 | 79,644 | 109,057 | 79,644 |
| FMO | US$ | 8.90% p.a. | 32,916 | 26,951 | 32,916 | 26,951 |
| Importation financing | US$/YENE | 1.11% to 5.25% p.a. | 32,641 | 23,307 | 32,641 | 23,307 |
| BNDES - Exim | TJLP (1) | 7.65% to 7.70% p.a. | - | - | 5,880 | 5,825 |
| Others | US$ | | - | - | 15,233 | 35,166 |
| | | | 1,636,054 | 1,210,393 | 3,465,986 | 2,634,823 |
| Current liabilities | | | 596,472 | 389,193 | 1,251,875 | 942,812 |
| Noncurrent liabilities | | | 1,039,582 | 821,200 | 2,214,111 | 1,692,011 |
| Interest accrued - Gross | | | 25,088 | 19,187 | 46,731 | 39,578 |
| Net income with swap operations | | | (10,631) | 498 | (10,631) | 498 |
| Interest accrued - net | | | 14,457 | 19,685 | 36,100 | 40,076 |
| The long-term portion of loans and financing mature as follows: | | | | | | |
| 2003 | | | 115,963 | 206,754 | 159,012 | 265,012 |
| 2004 | | | 436,981 | 342,875 | 1,089,542 | 798,645 |
| 2005 | | | 295,676 | 189,826 | 513,516 | 338,887 |
| 2006 | | | 182,605 | 74,528 | 366,817 | 223,350 |
| 2007 | | | 8,357 | 7,217 | 40,954 | 31,041 |
| 2008 onward | | | - | - | 44,270 | 35,076 |
| | | | 1,039,582 | 821,200 | 2,214,111 | 1,692,011 |

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank.

*(In thousands of Brazilian reais - R$)*

(2) Sindicated operation, oased on export receivables of the subsidiary Bahia Sul Celulose S.A., under a performance agreement between the Company and its subsidiary (note 14). According to the financing contract, at September 30, 2002, the Company held a bank deposit in the amount of R$ 48 million, to defray the debt service of this operation. This amount is classified in Interest Earning Bank Deposits;

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(4) Resolution 63 - Loans and financing under the following terms:
R$ 38,949 - 9.2128% p.a.; and
R$ 70,108 - 82% to 96% of CDI + Cupom 0.01% to 7.5% p.a. or exchange variation plus (the higher)

## 14 Related companies

On May 2001, NemoFeffer S.A. transferred to this Company a loan obtained abroad in an amount equivalent to US$ 160 million, assuming the Company the obligation to reimburse NemoFeffer for all costs and charges supported by it. The loan obtained by NemoFeffer has a unique maturity date on October 2006 and interest of 7.90% per annum. On September 30, 2002, this balance amounts to R$ 693 million including interest (R$ 497 million in June 2002).

As described in note 13, the Company entered into a export financing transaction in the amount of US$ 200 million that is based on the export receivables of its subsidiary Bahia Sul Celulose S.A.

During the semester, the subsidiary transferred exports to the Company in the amount of R$ 69,582, which was simultaneously exported in the amount of R$ 68,307. The net effect between the exports performed by the Company and the goods transferred by the subsidiary amounted to R$ R$ 1,275, related to the financing cost of the transaction and it is recorded as financial expenses.

*(In thousands of Brazilian reais - R$)*

## 15 Provision for contingencies

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **September 30, 2002** | **June 30, 2002** | **September 30, 2002** | **June 30, 2002** |
| Tax | 30,098 | 33,160 | 53,675 | 53,217 |
| Labor | 12,603 | 12,202 | 17,764 | 17,364 |
| Others | - | - | 500 | 500 |
| | 42,701 | 45,362 | 71,939 | 71,081 |

Provision for contingencies were recorded in order to cover the Company on potencial losses due to administrative and judicial suits related to fiscal, labor and social security matters, in amounts considered as sufficient, based on its legal counselors opinion.

## 16 Provision for loss in subsidiary - Parent Company

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies. The impact of this change, on the financial statements of the subsidiary Stenfar S.A.I.C, resulted in a negative equity of $ 79,955 thousand pesos, at September 30, 2002.

Therefore, a loss provision was recorded in the amount of R$ 65,185, as non-operating expenses, in the 2002 nine months income statement in addition to the provision recorded at December 31, 2001.

*(In thousands of Brazilian reais - R$)*

## 17 Financial instruments

Considering the requirements of the CVM Instruction nr. 235/95, the Company made an evaluation of its assets and liabilities as of September 30, 2002, concluding that the recorded amounts do not differ significantly from their market values.

The Company performed swap operations to fix interest rates of certain foreign currency loans up to the limit of US$ 120 million, in order to minimize risks in interest rates.

In the consolidated statements, the subsidiary Bahia Sul Celulose S.A. has performed derivative operations, to the limit of US$ 120 million.

## 18 Guarantees - Parent company

As of September, 30 2002 and June, 30 2002, guarantees provided by the parent company and subsidiaries were as follows:

| | **September 30, 2002** | **June 30, 2002** |
|---|---|---|
| Bahia Sul Celulose S.A. | | |
| BNDES | 219,831 | 221,747 |
| Shared guarantees with Suzano Petroquímica S.A.: | | |
| Polibrasil Resinas S.A. | | |
| Credit line FMO | 167,512 | 96,441 |
| BNDES | 27,577 | 21,227 |
| | 195,089 | 117,668 |

*(In thousands of Brazilian reais - R$)*

Guarantees assumed by the Company, which transfers to Suzano Petroquimica S.A. resulting from the spin-off, are in process of regulation:

| | September 30, 2002 | June 30, 2002 |
|---|---|---|
| Petroflex Indústria e Comércio S.A. | | |
| BNDES | 13,536 | 12,315 |
| Banco do Brasil - privatizacion Coperbo | 2,240 | 2,814 |
| | 15,776 | 15,129 |
| Politeno Indústria e Comércio S.A. | | |
| IFC - plant modernization | - | 4,375 |
| | 15,776 | 19,504 |

On September 30, 2002, the Company had "vendor" operations (bank loans to customers which are backed by a Company guarantee in the case the customer does not pay the bank on the due date) amounting to R$ 16,281 (R$ 16,070 in June 30, 2002).

## 19 Cancellation of Bahia Sul's public-held company registration

Through a joint Relevant Fact published on September 24, 2002, the Company and its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), informed the shareholders and the market that, on September 20, 2002, an Auction was held at BOVESPA, concerning the Public Offer for Exchange of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, according to the Call for Bid published on August 16, 2002.

After the Auction, it was verified that the shareholders of 682,177,844 preferred shares of Bahia Sul had accepted the Exchange Offer, representing 62% of the outstanding shares on the market, among the shareholders who participated in the Auction. Considering the percentage of the acceptors of the Exchange Offer, which is lower than the minimum required by CVM rules (66%), Bahia Sul will continue as a publicly-held company.

*(In thousands of Brazilian reais - R$)*

Considering the quantity of shares of the acceptors of the Exchange Offer, who do or do not integrate those outstanding on the market, including BNDESPAR, Suzano's capital was increased by R$ 483,737,235.80, becoming R$ 1,137,737,235.80, with the issue of 37,325,404 new preferred shares, as decided in the Management Council meeting, held on September 20, 2002, soon after the end of the Auction and the final verification made by Companhia Brasileira de Liquidação e Custódia – CBLC.

As from this date, the Company holds 93.88% of the capital of Bahia Sul.

The capital is composed of 258,519,784 shares, of which 97,374,458 are common shares with voting rights and 161,145,326 are preferred shares with no voting rights.

## 20 Relevant event

On September 30, 2002, the subsidiary Bahia Sul Celulose S.A. (Bahia Sul) and Aracruz Celulose S.A. (Aracruz) signed a contract with Companhia Vale do Rio Doce and its subsidiary Florestas Rio Doce S.A. through which the general lines and the purchase conditions were agreed upon, jointly and in equal parts, by Bahia Sul and Aracruz, of the assets that Florestas Rio Doce S.A. held in the region of São Mateus, in the State of Espírito Santo.

The assets are composed of approximately 40,000 hectares of land and the eucalyptus forests planted on it, in the amount of R$ 193.3 million. Through this transaction, Bahia Sul and Aracruz became successors of a preexisting contract of sale and purchase of timber from the assets acquired with a third-party, in the amount of R$ 49.5 million. Bahia Sul recorded its part in the operation, in the amount of R$ 96.7 million payable, in the short and long term, which should be paid in 12 quarterly installments, with the first being due on December 2002. With the closing of the transaction, Bahia Sul and Aracruz, each individually, will control half of the assets.

*(In thousands of Brazilian Reais - R$)*

## 21 Additional information

| *Statements of changes in financial position* | September 30, 2002 | September 30, 2001 |
|---|---|---|
| **Sources of funds** | | |
| From operations | | |
| (Loss) net income for the period | (148.301) | 197,618 |
| Items not requiring (providing) working capital: | | |
| Depreciation, depletion and amortization | 48.846 | 42,312 |
| Net book value of permanent assets disposed of | 10.057 | 7,613 |
| Deferred taxes | (151,340) | (843) |
| Equity interest in subsidiaries and affiliates | (428.557) | (384,980) |
| Dividends from subsidiary | 7,920 | 10,910 |
| Gain on dilution of investments in affiliates | - | (34) |
| Amortization of goodwill | 21.138 | - |
| Provisions | 65.346 | 22,780 |
| Monetary variation of noncurrent assets and liabilities | 683.982 | 184,234 |
| | 109.091 | 79,610 |
| From shareholders | | |
| Integralization of capital | 483,737 | - |
| Other sources | | |
| Noncurrent loans | 139,664 | 930,356 |
| Income tax incentive | 462 | - |
| Transference of noncurrent to current assets | 1.000 | 14,321 |
| | 141,126 | 944,677 |
| **Total sources** | 733.954 | 1,024,287 |
| **Application of funds** | | |
| Additions to permanent assets | | |
| Property, plant and equipment | 122,011 | 93,490 |
| Investments | 485,449 | 718,967 |
| Deferred charges | 4,022 | 3,475 |
| | 611,482 | 815,932 |
| Increase in noncurrent assets | 6,191 | 55,433 |
| Transference of noncurrent to current liabilities | 281,214 | 191,090 |
| Interest on equity | - | 23,358 |
| Distribution of dividends | - | 260 |
| Treasury shares | 24 | 1,562 |
| | 898.911 | 1.087,635 |
| **Decrease in working capital** | (164,957) | (63,348) |
| ***Current assets*** | 192,751 | 166,791 |
| **Current liabilities** | (357,708) | (230,139) |

KPMG

**Consolidated interim financial position**

Consolidated balance sheets - Assets
Consolidated balance sheets - Liabilities
and shareholder's equity
Consolidated statements of income

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Consolidated balance sheets

**(Unaudited)**

*(In thousands of Brazilian Reais - R$)*

| Assets | September 30, 2002 | June 30, 2002 |
|---|---|---|
| **Current assets** | 2,286,491 | 1,754,123 |
| Cash and cash equivalents | 155,854 | 99,384 |
| Interest earning bank deposits | 1,177,187 | 834,047 |
| Trade accounts receivable | 406,825 | 351,642 |
| Inventories | 283,105 | 245,106 |
| Other accounts receivable | 54,696 | 39,082 |
| Recoverable taxes | 29,877 | 35,747 |
| Deferred income and social contribution taxes | 168,818 | 143,638 |
| Prepaid expenses | 10,129 | 5,477 |
| **Noncurrent assets** | 491,722 | 260,444 |
| Recoverable taxes | 8,271 | 6,720 |
| Deferred income and social contribution taxes | 445,933 | 222,212 |
| Judicial deposits | 19,056 | 16,322 |
| Other receivables | 18,462 | 15,190 |
| **Permanent assets** | 3,632,892 | 3,219,181 |
| Investments | 550,895 | 407,467 |
| Property, plant and equipment | 2,686,597 | 2,563,890 |
| Deferred charges | 395,400 | 247,824 |
| **Total assets** | 6,411,105 | 5,233,748 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Consolidated balance sheets

**(Unaudited)**

*(In thousands of Brazilian Reais - R$)*

| **Liabilities and shareholders' equity** | **September 30, 2002** | **June 30, 2002** |
|---|---|---|
| **Current liabilities** | 1,615,816 | 1,266,049 |
| Trade accounts payable | 109,571 | 113,742 |
| Loans and financing | 1,287,975 | 982,888 |
| Taxes payable other than on income | 16,177 | 12,189 |
| Accrued salaries and payroll taxes | 45,096 | 36,696 |
| Other accounts payable | 61,793 | 32,386 |
| Dividends payable | 136 | 137 |
| Income and social contribution taxes | 95,068 | 88,011 |
| **Noncurrent liabilities** | 3,088,312 | 2,293,057 |
| Loans and financing | 2,214,111 | 1,692,011 |
| Related parties | 693,065 | 496,950 |
| Deferred income and social contribution taxes | 32,045 | 33,015 |
| Provision for contingencies | 71,939 | 71,081 |
| Other accounts payable | 77,152 | - |
| **Minority interests** | 93,486 | 416,002 |
| **Shareholders' equity** | 1,613,491 | 1,258,640 |
| Share capital | 1,137,737 | 654,000 |
| Capital reserves | 26,741 | 26,741 |
| Revaluation reserves | 43,638 | 45,520 |
| Appropriated retained earnings | 568,964 | 568,988 |
| Accumulated losses | (163,589) | (36,609) |
| **Total liabilities and shareholders' equity** | 6,411,105 | 5,233,748 |

See the accountants' review report and accompanying notes to the interim financial information.

# Companhia Suzano de Papel e Celulose

**(A translation of the forms presented to the CVM)**

# Consolidated statements of income

**(Unaudited)**

*(In thousands of Brazilian Reais - R$, except profit per share)*

| | Nine-month period ended September 30, | | Three-month period ended September 30, | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| **Net sales** | 1,503,153 | 2,182,552 | 550,355 | 748,878 |
| **Cost of goods sold** | (844,005) | (1,454,190) | (267,052) | (487,061) |
| **Gross profit** | 659,148 | 728,362 | 283,303 | 261,817 |
| Selling expenses | (83,448) | (123,224) | (37,111) | (46,339) |
| General and administrative expenses | (122,040) | (146,230) | (49,558) | (63,010) |
| Financial income | 479,595 | 506,944 | 302,966 | 229,711 |
| Financial expenses | (1,390,429) | (873,115) | (864,608) | (451,925) |
| Other operating income | 15,043 | 19,029 | 9,160 | 8,497 |
| Other operating expenses | (21,138) | (1,384) | (7,890) | (461) |
| Equity interest in subsidiaries and affiliates | - | (2,004) | 824 | (2,947) |
| **Operating (loss) profit** | (463,269) | 108,378 | (362,914) | (64,657) |
| Nonoperating expenses | 6,011 | (6,727) | (1,257) | (227) |
| **(Loss) profit before income and social contribution taxes** | (457,258) | 101,651 | (364,171) | (64,884) |
| Social contribution tax and income taxes | 319,895 | 83,991 | 244,635 | 73,646 |
| **(Loss) profit before minority interest** | (137,363) | 185,642 | (119,536) | 8,762 |
| Minority interest | (16,388) | 10,644 | (6,848) | 23,482 |
| **(Loss) net profit for the period** | (153,751) | 196,286 | (126,384) | 32,244 |
| **Number of shares (thousands)** | 258,520 | 221,194 | 258,520 | 221,194 |
| **(Loss) net profit per share** | (0.59474) | 0.88739 | (0.48888) | 0.14577 |

See the accountants' review report and accompanying notes to the interim financial information.